FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

0001003197
Registrant CIK Number

Form 8-K, December 14, 2004, Series 2004-FFH4

333-108195

Name of Person Filing the Document
(If Other than the Registrant)

04051927

PROCESSED
DEC 16 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 15 2004
WASH. D.C. 202 SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 14, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FFH4, Asset-Backed Certificates, Series 2004-FFH4

Marketing Materials

$719,991,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Select Portfolio Servicing, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***As of December 7, 2004***

$719,991,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FFH4
Asset-Backed Certificates, Series 2004-FFH4
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating Moody's/S&P/Fitch	Assumed Final Distribution Date	Certificate Type
I-A1	$272,359,000	2.48/2.65	1-79/1-176	Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A1	$97,000,000	1.00/1.00	1-20/1-20	Aaa/AAA/AAA	December 2013	Floating Rate Senior
II-A2	$153,500,000	2.82/2.82	20-72/20-72	Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A3	$21,892,000	6.51/8.31	72-79/72-168	Aaa/AAA/AAA	January 2035	Floating Rate Senior
M-1	$39,146,000	4.71/5.16	41-79/41-154	Aa1/AA+/AA+	January 2035	Floating Rate Subordinate
M-2	$31,463,000	4.66/5.09	39-79/39-143	Aa2/AA/AA	January 2035	Floating Rate Subordinate
M-3	$9,146,000	4.64/5.06	39-79/39-136	Aa2/AA-/AA-	January 2035	Floating Rate Subordinate
M-4	$14,268,000	4.64/5.05	39-79/39-133	Aa3/A+/A+	January 2035	Floating Rate Subordinate
M-5	$11,341,000	4.62/5.02	38-79/38-129	A1/A/A	January 2035	Floating Rate Subordinate
M-6	$9,878,000	4.62/5.00	38-79/38-124	A1/A-/A-	January 2035	Floating Rate Subordinate
M-7	$11,707,000	4.62/4.98	38-79/38-120	A2/BBB+/BBB+	January 2035	Floating Rate Subordinate
M-8	$8,780,000	4.62/4.95	37-79/37-115	A3/BBB/BBB+	January 2035	Floating Rate Subordinate
M-9	$8,780,000	4.60/4.90	37-79/37-110	Baa1/BBB-/BBB	January 2035	Floating Rate Subordinate
M-10	$13,902,000		Not Offered Hereby		January 2035	Floating Rate Subordinate
M-11	$5,122,000		Not Offered Hereby		January 2035	Floating Rate Subordinate
B-1[5]	$4,390,000		Not Offered Hereby		January 2035	Floating Rate Subordinate
B-2[5]	$7,317,000		Not Offered Hereby		January 2035	Floating Rate Subordinate
Total:	**$719,991,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor: Financial Asset Securities Corp.

Servicer: Select Portfolio Servicing, Inc.

Lead Underwriter: Greenwich Capital Markets, Inc.

Co-Managers:	WaMu Capital Corp. and Sandler O'Neil Partners, L.P.
Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "**Group II Certificates**," and collectively with the Group I Certificates, the "**Class A Certificates**"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on December 1, 2004.
Cut-off Date:	The close of business on December 1, 2004.
Expected Pricing Date:	On or about the week of December [9], 2004.
Expected Closing Date:	On or about December 29, 2004.
Expected Settlement Date:	On or about December 29, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $401,999,674 of which: (i) approximately $200,999,837 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $200,999,836 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $329,745,434 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $164,872,717 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $164,872,716 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans.***" On or prior to March 28, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans.***"

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date November 2007.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.60% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" is equal:
(i) prior to the Stepdown Date, 1.60% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 3.20% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor***."

On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, 2.00% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 4.00% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in January 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 51.10% (51.50% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date (1)**		**Target Credit Enhancement After Stepdown Date (2)**	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
A	25.55%	A	51.10%	A	51.90%
M-1	20.20%	M-1	40.40%	M-1	41.20%
M-2	15.90%	M-2	31.80%	M-2	32.60%
M-3	14.65%	M-3	29.30%	M-3	30.10%
M-4	12.70%	M-4	25.40%	M-4	26.20%
M-5	11.15%	M-5	22.30%	M-5	23.10%
M-6	9.80%	M-6	19.60%	M-6	20.40%
M-7	8.20%	M-7	16.40%	M-7	17.20%
M-8	7.00%	M-8	14.00%	M-8	14.80%
M-9	5.80%	M-9	11.60%	M-9	12.40%
M-10	3.90%	M-10	7.80%	M-10	8.60%
M-11	3.20%	M-11	6.40%	M-11	7.20%
B-1	2.60%	B-1	5.20%	B-1	6.00%
B-2	1.60%	B-2	3.20%	B-2	4.00%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event:

A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2005 to December 2008	[1.35]% initially, plus 1/12th of [2.00]% for each month thereafter
January 2009 to December 2009	[3.35]% initially, plus 1/12th of [1.70]% for each month thereafter
January 2010 to December 2010	[5.05]% initially, plus 1/12th of [1.55]% for each month thereafter
January 2011 and thereafter	[6.60]%

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [31.00]% of the Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2008 to December 2008	[3.75]% initially, plus 1/12th of [1.75]% for each month thereafter
January 2009 to December 2009	[5.50]% initially, plus 1/12th of [1.50]% for each month thereafter
January 2010 to December 2010	[7.00]% initially, plus 1/12th of [0.25]% for each month thereafter
January 2011 and thereafter	[7.25]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class M-11 Certificates, fourteenth, monthly interest to the Class B-1 Certificates and fifteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class M-11 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized

Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1 Certificates and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown: Principal will be distributed to the Class II-A1, Class II-A2 and Class II-A3 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class M-11 Certificates, 12) Class B-1 Certificates and 13) Class B-2 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 51.10% credit enhancement (51.90% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 40.40% credit enhancement (41.20% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 31.80% credit enhancement (32.60% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 29.30% credit (30.10% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 25.40% credit (26.20% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.30% credit enhancement (23.10% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 19.60% credit enhancement (20.40% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 16.40% credit enhancement (17.20% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 14.00% credit enhancement (14.80% credit enhancement if an OC Step Up Event exists), tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 11.60% credit enhancement (12.40% credit enhancement if an OC Step Up Event exists), eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 7.80% credit enhancement (8.60% credit enhancement if an OC Step Up Event exists), twelfth, to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 6.40% credit enhancement (7.20% credit enhancement if an OC Step Up Event exists), thirteenth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 5.20% credit enhancement (6.00% credit enhancement if an OC Step Up Event exists) and fourteenth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.20% credit enhancement (4.00% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.36	2.86	2.48	2.09	1.70
MDUR (yr)	3.10	2.67	2.34	1.98	1.64
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	79	67	57

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.06	2.65	2.23	1.80
MDUR (yr)	3.27	2.82	2.47	2.10	1.71
First Prin Pay	1	1	1	1	1
Last Prin Pay	241	205	176	154	131

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.84	3.27	2.82	2.30	1.99
MDUR (yr)	3.58	3.08	2.67	2.20	1.91
First Prin Pay	24	22	20	18	16
Last Prin Pay	101	84	72	61	33

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.84	3.27	2.82	2.30	1.99
MDUR (yr)	3.58	3.08	2.67	2.20	1.91
First Prin Pay	24	22	20	18	16
Last Prin Pay	101	84	72	61	33

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.16	7.59	6.51	5.51	3.24
MDUR (yr)	7.96	6.74	5.87	5.03	3.05
First Prin Pay	101	84	72	61	33
Last Prin Pay	111	92	79	67	57

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.75	9.77	8.31	7.00	3.95
MDUR (yr)	9.79	8.37	7.26	6.23	3.63
First Prin Pay	101	84	72	61	33
Last Prin Pay	234	197	168	144	122

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.71	4.50	4.71
MDUR (yr)	5.69	4.84	4.35	4.18	4.37
First Prin Pay	41	37	41	46	53
Last Prin Pay	111	92	79	67	57

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.83	5.16	4.88	5.52
MDUR (yr)	6.16	5.26	4.71	4.49	5.05
First Prin Pay	41	37	41	46	53
Last Prin Pay	213	180	154	133	113

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.66	4.27	4.27
MDUR (yr)	5.65	4.80	4.28	3.96	3.96
First Prin Pay	41	37	39	42	46
Last Prin Pay	111	92	79	67	57

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.81	5.09	4.64	4.57
MDUR (yr)	6.09	5.20	4.62	4.25	4.21
First Prin Pay	41	37	39	42	46
Last Prin Pay	200	168	143	122	103

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.64	4.20	4.04
MDUR (yr)	5.64	4.80	4.25	3.88	3.76
First Prin Pay	41	37	39	42	45
Last Prin Pay	111	92	79	67	57

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.80	5.06	4.55	4.34
MDUR (yr)	6.06	5.18	4.58	4.17	4.00
First Prin Pay	41	37	39	42	45
Last Prin Pay	190	159	136	116	98

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.64	4.16	3.96
MDUR (yr)	5.62	4.78	4.24	3.85	3.67
First Prin Pay	41	37	39	41	43
Last Prin Pay	111	92	79	67	57

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.78	5.05	4.51	4.24
MDUR (yr)	6.04	5.15	4.56	4.13	3.91
First Prin Pay	41	37	39	41	43
Last Prin Pay	187	156	133	113	96

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.13	3.88
MDUR (yr)	5.58	4.75	4.21	3.80	3.59
First Prin Pay	41	37	38	40	42
Last Prin Pay	111	92	79	67	57

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.77	5.02	4.46	4.15
MDUR (yr)	5.97	5.11	4.51	4.06	3.82
First Prin Pay	41	37	38	40	42
Last Prin Pay	181	151	129	109	92

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.12	3.83
MDUR (yr)	5.55	4.73	4.18	3.77	3.53
First Prin Pay	41	37	38	39	41
Last Prin Pay	111	92	79	67	57

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.75	5.00	4.44	4.09
MDUR (yr)	5.92	5.07	4.47	4.02	3.75
First Prin Pay	41	37	38	39	41
Last Prin Pay	175	146	124	106	89

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.09	3.78
MDUR (yr)	5.50	4.70	4.16	3.73	3.47
First Prin Pay	41	37	38	39	40
Last Prin Pay	111	92	79	67	57

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.73	4.98	4.39	4.03
MDUR (yr)	5.86	5.01	4.43	3.97	3.68
First Prin Pay	41	37	38	39	40
Last Prin Pay	170	142	120	102	86

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.08	3.75
MDUR (yr)	5.42	4.64	4.11	3.68	3.41
First Prin Pay	41	37	37	38	39
Last Prin Pay	111	92	79	67	57

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.70	4.95	4.36	3.98
MDUR (yr)	5.74	4.92	4.36	3.90	3.60
First Prin Pay	41	37	37	38	39
Last Prin Pay	162	135	115	97	82

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.06	3.71
MDUR (yr)	5.38	4.61	4.07	3.65	3.37
First Prin Pay	41	37	37	38	39
Last Prin Pay	111	92	79	67	57

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.76	5.66	4.90	4.31	3.92
MDUR (yr)	5.66	4.86	4.29	3.84	3.53
First Prin Pay	41	37	37	38	39
Last Prin Pay	156	129	110	93	79

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.06	3.68
MDUR (yr)	5.24	4.51	3.99	3.58	3.29
First Prin Pay	41	37	37	37	38
Last Prin Pay	111	92	79	67	57

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.58	4.84	4.25	3.84
MDUR (yr)	5.45	4.70	4.16	3.72	3.41
First Prin Pay	41	37	37	37	38
Last Prin Pay	147	123	104	88	74

Weighted Average Life Tables

Class M-11 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.03	3.67
MDUR (yr)	5.10	4.40	3.91	3.49	3.22
First Prin Pay	41	37	37	37	38
Last Prin Pay	111	92	79	67	57

Class M-11 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.53	5.47	4.74	4.15	3.76
MDUR (yr)	5.22	4.51	4.01	3.57	3.29
First Prin Pay	41	37	37	37	38
Last Prin Pay	130	108	92	78	66

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.03	3.66
MDUR (yr)	5.10	4.40	3.91	3.49	3.21
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.38	4.66	4.08	3.70
MDUR (yr)	5.16	4.45	3.95	3.53	3.24
First Prin Pay	41	37	37	37	37
Last Prin Pay	122	101	86	73	62

Weighted Average Life Tables

Class B-2 to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-2 to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	113	94	80	68	57

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	717,951,552	6.78321	10.00000
3	713,747,997	7.50988	10.00000
4	708,667,543	6.78300	10.00000
5	702,715,453	7.00915	10.00000
6	695,900,173	6.78290	10.00000
7	688,233,364	7.00903	10.00000
8	679,729,905	6.78274	10.00000
9	670,407,885	6.78253	10.00000
10	660,288,580	7.00838	10.00000
11	649,396,396	6.78223	10.00000
12	637,759,861	7.00856	10.00000
13	625,498,476	6.78391	10.00000
14	612,706,929	6.78375	10.00000
15	599,413,013	7.51049	10.00000
16	585,646,761	6.78366	10.00000
17	571,440,324	7.01004	10.00000
18	556,827,547	6.78432	10.00000
19	541,843,979	7.01168	10.00000
20	526,526,695	6.78582	10.00000
21	510,914,044	6.78623	10.00000
22	495,045,569	7.01295	10.00000
23	478,961,766	6.78750	10.00000
24	462,704,139	8.15864	10.00000
25	446,719,064	8.77736	10.00000
26	431,304,859	8.77430	10.00000
27	416,417,560	9.71099	10.00000
28	402,038,947	8.76846	10.00000
29	388,151,459	9.05766	10.00000
30	374,738,092	9.12728	10.00000
31	361,788,289	9.72872	10.00000
32	349,284,604	9.41034	10.00000
33	337,206,920	9.40575	10.00000
34	325,540,539	9.71461	10.00000
35	314,271,280	9.39673	10.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	N/A	N/A		28	8.77	10.00		55	11.77	11.77
2	6.78	10.00		29	9.06	10.00		56	11.38	11.38
3	7.51	10.00		30	9.13	10.00		57	11.37	11.37
4	6.78	10.00		31	9.73	10.00		58	11.74	11.74
5	7.01	10.00		32	9.41	10.00		59	11.35	11.35
6	6.78	10.00		33	9.41	10.00		60	11.74	11.74
7	7.01	10.00		34	9.71	10.00		61	11.35	11.35
8	6.78	10.00		35	9.40	10.00		62	11.34	11.34
9	6.78	10.00		36	10.31	10.31		63	12.54	12.54
10	7.01	10.00		37	10.48	10.48		64	11.32	11.32
11	6.78	10.00		38	10.48	10.48		65	11.68	11.68
12	7.01	10.00		39	11.19	11.19		66	11.30	11.30
13	6.78	10.00		40	10.46	10.46		67	11.67	11.67
14	6.78	10.00		41	10.80	10.80		68	11.28	11.28
15	7.51	10.00		42	10.87	10.87		69	11.27	11.27
16	6.78	10.00		43	11.60	11.60		70	11.63	11.63
17	7.01	10.00		44	11.21	11.21		71	11.24	11.24
18	6.78	10.00		45	11.20	11.20		72	11.61	11.61
19	7.01	10.00		46	11.57	11.57		73	11.23	11.23
20	6.79	10.00		47	11.19	11.19		74	11.21	11.21
21	6.79	10.00		48	11.62	11.62		75	12.40	12.40
22	7.01	10.00		49	11.31	11.31		76	11.19	11.19
23	6.79	10.00		50	11.30	11.30		77	11.55	11.55
24	8.16	10.00		51	12.50	12.50		78	11.17	11.17
25	8.78	10.00		52	11.28	11.28		79	11.53	11.53
26	8.77	10.00		53	11.64	11.64				
27	9.71	10.00		54	11.33	11.33				

(1) Assumes 1mLIBOR remains constant at 2.340%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	2.340	2.623	1.39	1.39	41	4.384	4.501	4.80	4.28
2	2.415	2.729	4.13	4.07	42	4.414	4.532	4.70	4.17
3	2.550	2.835	4.40	4.23	43	4.444	4.563	4.80	4.37
4	2.669	2.930	4.13	3.80	44	4.474	4.595	4.70	4.17
5	2.787	3.016	4.22	3.79	45	4.504	4.629	4.70	4.13
6	2.890	3.092	4.12	3.58	46	4.535	4.662	4.79	4.26
7	2.970	3.162	4.21	3.61	47	4.566	4.696	4.70	4.06
8	3.042	3.229	4.12	3.42	48	4.598	4.728	4.79	4.28
9	3.113	3.292	4.11	3.34	49	4.632	4.760	4.69	4.14
10	3.180	3.353	4.20	3.39	50	4.668	4.789	4.69	4.10
11	3.239	3.411	4.10	3.21	51	4.701	4.815	4.98	4.58
12	3.300	3.465	4.19	3.26	52	4.732	4.838	4.69	4.02
13	3.365	3.517	4.10	3.07	53	4.759	4.857	4.78	4.16
14	3.420	3.566	4.09	3.01	54	4.783	4.872	4.69	4.02
15	3.471	3.615	4.36	3.35	55	4.804	4.883	4.78	4.21
16	3.522	3.658	4.08	2.90	56	4.821	4.893	4.68	4.01
17	3.564	3.686	4.16	2.98	57	4.835	4.905	4.68	3.99
18	3.605	3.694	4.06	2.80	58	4.844	4.920	4.77	4.16
19	3.655	3.705	4.15	2.88	59	4.849	4.937	4.68	3.97
20	3.707	3.726	4.05	2.69	60	4.850	4.958	4.78	4.20
21	3.726	3.747	4.04	2.67	61	4.863	4.983	4.68	4.04
22	3.690	3.774	4.13	2.83	62	4.891	5.010	4.68	4.00
23	3.611	3.815	4.03	2.77	63	4.919	5.037	4.96	4.52
24	3.668	3.878	4.49	3.70	64	4.946	5.062	4.67	3.93
25	3.780	3.939	4.65	4.11	65	4.972	5.087	4.77	4.09
26	3.833	3.989	4.64	4.05	66	4.998	5.111	4.67	3.93
27	3.884	4.036	4.91	4.43	67	5.022	5.134	4.77	4.15
28	3.934	4.081	4.62	3.93	68	5.046	5.156	4.68	3.94
29	3.982	4.123	4.70	4.02	69	5.069	5.177	4.69	3.92
30	4.028	4.162	4.59	3.92	70	5.091	5.197	4.79	4.09
31	4.071	4.197	4.68	4.09	71	5.113	5.217	4.70	3.88
32	4.112	4.230	4.57	3.89	72	5.133	5.235	4.81	4.10
33	4.149	4.261	4.55	3.84	73	5.152	5.252	4.72	3.94
34	4.182	4.291	4.64	3.95	74	5.170	5.268	4.73	3.92
35	4.212	4.320	4.53	3.75	75	5.188	5.282	5.03	4.48
36	4.238	4.349	4.68	4.15	76	5.204	5.296	4.75	3.90
37	4.264	4.379	4.64	4.21	77	5.219	5.308	4.85	4.08
38	4.294	4.410	4.67	4.19	78	5.233	5.319	4.77	3.92
39	4.324	4.440	4.88	4.50	79	5.245	5.329	4.88	4.12
40	4.354	4.471	4.70	4.15					

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 2.340% and 6mLIBOR stays at 2.623%.

BREAKEVEN LOSSES

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**	**M-6**	**M-7**
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA	Aa2/AA-/AA-	Aa3/A+/A+	A1/A/A	A1/A-/A-	A2/BBB+/BBB+
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	32.99 CDR	25.19 CDR	23.19 CDR	20.29 CDR	18.12 CDR	16.33 CDR	14.29 CDR
Collateral Loss	24.68%	21.00%	19.92%	18.21%	16.84%	15.62%	14.15%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	24.06 CDR	18.88 CDR	17.51 CDR	15.47 CDR	13.92 CDR	12.62 CDR	11.12 CDR
Collateral Loss	25.50%	21.66%	20.54%	18.77%	17.33%	16.07%	14.55%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	18.93 CDR	15.10 CDR	14.06 CDR	12.50 CDR	11.30 CDR	10.28 CDR	9.10 CDR
Collateral Loss	26.04%	22.12%	20.96%	19.15%	17.68%	16.38%	14.82%

Class	**M-8**	**M-9**	**M-10**	**M-11**	**B-1**	**B-2**
Rating (M/S/F)	A3/BBB/BBB+	Baa1/BBB-/BBB				
Loss Severity	40%	40%	40%	40%	40%	40%
Default	12.81 CDR	11.37 CDR	9.13 CDR	8.38 CDR	7.79 CDR	7.08 CDR
Collateral Loss	13.01%	11.84%	9.91%	9.22%	8.67%	7.99%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	10.02 CDR	8.93 CDR	7.23 CDR	6.65 CDR	6.20 CDR	5.66 CDR
Collateral Loss	13.37%	12.16%	10.17%	9.46%	8.89%	8.20%
Loss Severity	60%	60%	60%	60%	60%	60%
Default	8.23 CDR	7.35 CDR	5.97 CDR	5.51 CDR	5.15 CDR	4.71 CDR
Collateral Loss	13.62%	12.37%	10.32%	9.61%	9.05%	8.35%

Assumptions
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$401,999,674	$25,985	$700,000
Average Scheduled Principal Balance	$175,087		
Number of Mortgage Loans	2,296		
Weighted Average Gross Coupon	7.515%	5.500%	9.875%
Weighted Average FICO Score	665	554	818
Weighted Average Combined Original LTV	99.73%	53.33%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	13 months
Weighted Average Gross Margin	5.818%	3.875%	7.875%
Weighted Average Minimum Interest Rate	7.446%	5.500%	9.875%
Weighted Average Maximum Interest Rate	13.446%	11.500%	15.875%
Weighted Average Initial Rate Cap	2.999%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	26 months	4 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.48%	92392	
ARM	85.65%		
Fixed Rate	14.35%		
2/28 6 Mo LIBOR ARM	31.99%		
3/27 6 Mo LIBOR ARM	6.55%		
5/25 6 Mo LIBOR ARM	0.98%		
5YR IO 2/28 6 Mo LIBOR ARM	37.63%		
5YR IO 3/27 6 Mo LIBOR ARM	7.91%		
5YR IO 5/25 6 Mo LIBOR ARM	0.56%		
5YR IO 6 Mo LIBOR ARM	0.03%		
Fixed Rate	12.88%		
Fixed Rate 5Yr IO	1.47%		
Interest Only	47.60%		
Not Interest Only	52.40%		
Prepay Penalty: 0 months	21.98%		
Prepay Penalty: 12 months	5.77%		
Prepay Penalty: 24 months	49.31%		
Prepay Penalty: 36 months	22.90%		
Prepay Penalty: 48 months	0.03%		

First Lien	100.00%
Full Documentation	65.03%
Limited Income Verification	0.82%
No Income Verification	0.71%
Stated Plus Documentation	33.44%
Cash Out Refinance	13.77%
Purchase	84.39%
Rate/Term Refinance	1.84%
2 Units	5.43%
3 Units	0.03%
Condominium	7.31%
PUD	14.99%
Single Family	72.24%
Primary	100.00%
Top 5 States:	
California	25.32%
Ohio	6.90%
Illinois	5.96%
Michigan	5.77%
Florida	5.71%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	83	3,616,689.51	0.90%	8.184	350	99.39	656
50,000.01 - 100,000.00	563	43,323,844.49	10.78%	8.042	358	99.67	646
100,000.01 - 150,000.00	578	71,471,708.89	17.78%	7.803	358	99.72	650
150,000.01 - 200,000.00	405	70,055,656.96	17.43%	7.521	359	99.60	660
200,000.01 - 250,000.00	200	44,645,752.13	11.11%	7.344	357	99.84	666
250,000.01 - 300,000.00	159	43,680,168.91	10.87%	7.310	359	99.84	674
300,000.01 - 350,000.00	104	33,746,215.18	8.39%	7.261	359	99.66	669
350,000.01 - 400,000.00	79	29,524,606.57	7.34%	7.309	359	99.49	669
400,000.01 - 450,000.00	45	19,198,538.60	4.78%	7.270	359	100.03	677
450,000.01 - 500,000.00	33	15,644,832.49	3.89%	7.389	359	99.82	672
500,000.01 - 550,000.00	23	12,107,442.53	3.01%	7.342	359	100.00	692
550,000.01 - 600,000.00	9	5,144,969.61	1.28%	7.068	359	100.00	692
600,000.01 - 650,000.00	7	4,428,298.20	1.10%	6.991	359	99.66	715
650,000.01 - 700,000.00	8	5,410,950.00	1.35%	7.236	359	100.00	737
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.61%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.28%	6.301	359	100.09	701
6.500 - 6.999	364	88,738,936.49	22.07%	6.792	359	100.01	693
7.000 - 7.499	469	93,504,764.21	23.26%	7.214	357	99.72	675
7.500 - 7.999	626	108,223,070.67	26.92%	7.696	359	99.55	657
8.000 - 8.499	380	50,584,413.26	12.58%	8.192	358	99.70	637
8.500 - 8.999	287	34,613,813.17	8.61%	8.687	358	99.70	623
9.000 - 9.499	89	9,508,338.91	2.37%	9.166	359	99.91	623
9.500 - 9.999	13	1,170,208.26	0.29%	9.627	359	100.00	620
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	3	373,346.59	0.09%	7.507	359	89.62	559
575-599	1	70,111.99	0.02%	8.375	358	90.00	591
600-624	615	86,122,190.42	21.42%	8.110	359	98.42	612
625-649	531	85,431,057.37	21.25%	7.766	358	100.04	638
650-674	470	84,783,265.17	21.09%	7.342	358	100.11	661
675-699	288	62,570,530.81	15.56%	7.167	359	100.07	686
700+	388	82,649,171.72	20.56%	7.077	358	100.17	735
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50.00- 54.99	1	160,000.00	0.04%	5.990	359	53.33	602
75.00- 79.99	1	163,000.00	0.04%	7.750	359	77.62	604
80.00	2	97,099.40	0.02%	6.931	358	80.00	610
85.00- 89.99	2	258,346.59	0.06%	7.566	359	85.00	556
90.00- 94.99	45	7,785,934.31	1.94%	7.548	359	94.35	611
95.00- 99.99	252	45,743,383.49	11.38%	7.431	358	97.71	646
100.00	1,892	328,124,337.02	81.62%	7.549	358	100.00	667
100.01+	101	19,667,573.26	4.89%	7.142	359	102.89	686
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	12	1,186,804.94	0.30%	7.549	179	99.80	667
360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	12	1,186,804.94	0.30%	7.549	179	99.80	667
301-360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	50	7,309,329.25	1.82%	7.633	358	99.10	662
20.01 -25.00	71	8,526,651.02	2.12%	7.700	358	98.46	653
25.01 -30.00	126	17,860,950.84	4.44%	7.577	357	99.72	664
30.01 -35.00	193	28,988,106.74	7.21%	7.601	359	99.66	666
35.01 -40.00	324	53,747,179.82	13.37%	7.514	359	99.78	664
40.01 -45.00	464	89,143,039.08	22.17%	7.512	358	99.85	669
45.01 -50.00	607	124,503,982.30	30.97%	7.406	358	99.87	672
50.01 -55.00	461	71,920,435.02	17.89%	7.626	359	99.54	648
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,846	344,321,748.23	85.65%	7.446	359	99.71	666
Fixed Rate	450	57,677,925.84	14.35%	7.928	355	99.83	656
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	878	128,617,109.91	31.99%	7.562	359	99.83	659
3/27 6 Mo LIBOR ARM	167	26,323,249.28	6.55%	7.560	359	99.97	662
5/25 6 Mo LIBOR ARM	19	3,933,350.62	0.98%	7.275	359	101.11	694
5YR IO 2/28 6 Mo LIBOR ARM	613	151,257,295.55	37.63%	7.343	359	99.58	672
5YR IO 3/27 6 Mo LIBOR ARM	157	31,799,543.51	7.91%	7.406	359	99.47	668
5YR IO 5/25 6 Mo LIBOR ARM	11	2,255,349.36	0.56%	7.281	359	99.73	679
5YR IO 6 Mo LIBOR ARM	1	135,850.00	0.03%	8.000	358	95.00	610
Fixed Rate	419	51,776,239.47	12.88%	7.940	355	99.85	655
Fixed Rate 5Yr IO	31	5,901,686.37	1.47%	7.823	356	99.69	658
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	813	191,349,724.79	47.60%	7.368	359	99.56	671
Not Interest Only	1,483	210,649,949.28	52.40%	7.649	358	99.88	659
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	508	88,377,382.65	21.98%	7.614	358	99.63	662
Prepay Penalty: 12 months	96	23,187,358.88	5.77%	7.578	359	99.72	685
Prepay Penalty: 24 months	1,076	198,241,191.87	49.31%	7.469	359	99.76	666
Prepay Penalty: 36 months	615	92,074,372.50	22.90%	7.506	357	99.76	659
Prepay Penalty: 48 months	1	119,368.17	0.03%	5.625	351	95.00	715
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,756	261,411,586.67	65.03%	7.613	358	99.63	653
Limited Income Verification	19	3,312,669.08	0.82%	7.577	356	98.58	667
No Income Verification	19	2,845,793.27	0.71%	8.643	357	99.78	668
Stated Plus Documentation	502	134,429,625.05	33.44%	7.300	359	99.94	688
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	330	55,354,769.25	13.77%	7.806	357	98.46	642
Purchase	1,920	339,243,014.21	84.39%	7.462	359	99.94	669
Rate/Term Refinance	46	7,401,890.61	1.84%	7.789	358	99.32	649
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	93	21,843,006.34	5.43%	7.385	359	99.81	676
3 Units	1	110,567.45	0.03%	8.250	359	100.00	641
Condominium	157	29,403,522.62	7.31%	7.567	358	100.04	667
PUD	307	60,240,631.40	14.99%	7.536	359	99.78	662
Single Family	1,738	290,401,946.26	72.24%	7.515	358	99.68	664
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	31	3,285,733.14	0.82%	8.044	359	99.13	632
Arizona	27	4,245,356.29	1.06%	7.858	359	99.40	642
Arkansas	3	348,071.86	0.09%	7.571	359	100.00	663
California	308	101,779,662.55	25.32%	7.146	359	100.02	685
Colorado	17	3,816,321.48	0.95%	7.290	359	99.52	678
Connecticut	7	1,562,804.89	0.39%	7.805	359	100.00	679
Delaware	1	149,896.78	0.04%	7.875	359	100.00	614
District of Columbia	2	517,914.85	0.13%	7.678	359	100.00	690
Florida	136	22,970,940.39	5.71%	7.670	359	99.79	663
Georgia	91	15,195,634.65	3.78%	7.495	359	99.69	656
Idaho	4	494,129.78	0.12%	7.221	359	100.00	653
Illinois	140	23,973,335.24	5.96%	7.575	358	99.41	660
Indiana	84	8,737,066.60	2.17%	7.760	359	99.39	643
Iowa	25	2,623,496.09	0.65%	7.935	359	98.51	638
Kansas	16	2,090,840.70	0.52%	7.903	359	99.64	655
Kentucky	44	5,435,611.59	1.35%	7.518	356	99.99	644
Louisiana	23	2,490,855.35	0.62%	7.677	359	99.41	639
Maine	11	1,555,240.78	0.39%	7.581	359	100.21	669
Maryland	45	10,423,678.31	2.59%	7.843	359	100.58	663
Massachusetts	26	6,426,147.09	1.60%	7.479	359	99.65	678
Michigan	160	23,205,459.46	5.77%	7.611	359	99.45	655
Minnesota	60	12,241,291.94	3.05%	7.214	359	99.72	668
Missouri	66	7,566,612.65	1.88%	7.879	359	98.69	642
Nebraska	2	251,149.01	0.06%	7.387	359	101.57	670
Nevada	16	3,208,400.27	0.80%	7.348	359	98.87	656
New Hampshire	7	1,201,393.99	0.30%	8.219	359	100.00	659
New Jersey	38	9,819,852.16	2.44%	7.502	352	99.38	663
New Mexico	7	923,741.36	0.23%	8.057	358	100.00	685
New York	96	19,409,914.57	4.83%	7.760	359	99.32	663
North Carolina	115	15,772,385.86	3.92%	7.523	359	99.72	655
Ohio	237	27,724,726.97	6.90%	7.689	359	99.71	650
Oklahoma	15	1,498,636.12	0.37%	8.186	359	99.05	633
Oregon	26	4,637,630.54	1.15%	7.383	359	100.00	679
Pennsylvania	55	5,295,536.85	1.32%	7.954	357	99.95	653
Rhode Island	7	1,939,898.83	0.48%	6.827	359	99.51	682
South Carolina	37	4,924,752.36	1.23%	7.643	359	100.08	649
South Dakota	5	479,790.94	0.12%	7.763	359	100.00	648
Tennessee	51	5,170,115.69	1.29%	7.799	357	99.60	648
Texas	157	20,639,237.69	5.13%	7.710	357	99.95	668
Utah	24	4,669,999.25	1.16%	7.439	359	99.83	657
Virginia	17	4,702,749.69	1.17%	8.064	359	100.66	645
Washington	20	3,511,775.93	0.87%	7.343	340	99.35	660
West Virginia	2	239,275.80	0.06%	7.603	359	97.40	625
Wisconsin	34	4,699,538.78	1.17%	7.824	359	98.74	655
Wyoming	1	143,068.95	0.04%	7.750	359	103.00	643
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	160,000.00	0.05%	5.990	359	53.33	602
4.000 - 4.499	2	329,428.00	0.10%	6.200	359	96.99	636
4.500 - 4.999	1	47,499.40	0.01%	7.250	356	80.00	610
5.000 - 5.499	395	98,947,469.53	28.74%	6.815	359	100.05	700
5.500 - 5.999	568	114,173,327.35	33.16%	7.319	359	99.77	662
6.000 - 6.499	484	80,699,711.18	23.44%	7.785	359	99.47	652
6.500 - 6.999	287	38,098,429.17	11.06%	8.296	359	99.44	637
7.000 - 7.499	92	10,508,807.23	3.05%	8.905	359	99.56	617
7.500 - 7.999	16	1,357,076.37	0.39%	9.324	359	100.00	615
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
6.500 - 6.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
7.000 - 7.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
7.500 - 7.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
8.000 - 8.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
8.500 - 8.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
9.000 - 9.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
9.500 - 9.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
12.000 -12.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
12.500 -12.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
13.000 -13.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
13.500 -13.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
14.000 -14.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
14.500 -14.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
15.000 -15.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
15.500 -15.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1	135,850.00	0.04%	8.000	358	95.00	610
3.000	1,845	344,185,898.23	99.96%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,846	344,321,748.23	100.00%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/05	1	135,850.00	0.04%	8.000	358	95.00	610
11/01/05	1	59,249.39	0.02%	7.250	347	100.00	640
08/01/06	3	289,200.38	0.08%	7.066	356	96.54	645
09/01/06	20	3,410,370.29	0.99%	8.067	357	100.08	662
10/01/06	202	35,496,913.08	10.31%	7.474	358	99.70	666
11/01/06	1,263	240,367,822.32	69.81%	7.430	359	99.70	666
12/01/06	2	250,850.00	0.07%	8.150	360	97.33	616
03/01/07	1	119,368.17	0.03%	5.625	351	95.00	715
06/01/07	1	125,000.00	0.04%	7.750	354	100.00	620
07/01/07	1	315,674.88	0.09%	6.375	355	100.00	738
08/01/07	1	409,070.35	0.12%	8.875	356	100.00	613
09/01/07	4	821,193.85	0.24%	8.438	357	100.00	680
10/01/07	39	6,736,874.14	1.96%	7.581	358	100.06	661
11/01/07	274	49,025,611.40	14.24%	7.451	359	99.65	666
12/01/07	3	570,000.00	0.17%	6.898	360	100.00	665
10/01/09	4	481,565.10	0.14%	7.147	358	101.12	682
11/01/09	26	5,707,134.88	1.66%	7.288	359	100.56	689
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$200,999,837	$25,985	$394,000
Average Scheduled Principal Balance	$146,182		
Number of Mortgage Loans	1,375		
Weighted Average Gross Coupon	7.611%	5.500%	9.875%
Weighted Average FICO Score	659	557	818
Weighted Average Combined Original LTV	99.54%	77.62%	100.00%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	13 months
Weighted Average Gross Margin	5.920%	5.000%	7.875%
Weighted Average Minimum Interest Rate	7.532%	5.500%	9.875%
Weighted Average Maximum Interest Rate	13.532%	11.500%	15.875%
Weighted Average Initial Rate Cap	2.998%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	26 months	4 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.74%	92392	
ARM	81.82%		
Fixed Rate	18.18%		
2/28 6 Mo LIBOR ARM	34.70%		
3/27 6 Mo LIBOR ARM	6.74%		
5/25 6 Mo LIBOR ARM	0.67%		
5YR IO 2/28 6 Mo LIBOR ARM	30.97%		
5YR IO 3/27 6 Mo LIBOR ARM	8.22%		
5YR IO 5/25 6 Mo LIBOR ARM	0.45%		
5YR IO 6 Mo LIBOR ARM	0.07%		
Fixed Rate	16.47%		
Fixed Rate 5Yr IO	1.71%		
Interest Only	41.42%		
Not Interest Only	58.58%		
Prepay Penalty: 0 months	23.00%		
Prepay Penalty: 12 months	4.17%		
Prepay Penalty: 24 months	46.48%		
Prepay Penalty: 36 months	26.35%		

First Lien	100.00%
Full Documentation	72.40%
Limited Income Verification	0.77%
No Income Verification	0.68%
Stated Plus Documentation	26.15%
Cash Out Refinance	15.47%
Purchase	82.31%
Rate/Term Refinance	2.22%
2 Units	4.70%
3 Units	0.06%
Condominium	7.13%
PUD	16.90%
Single Family	71.22%
Primary	100.00%
Top 5 States:	
California	12.65%
Ohio	9.25%
Michigan	7.44%
Illinois	6.85%
Florida	6.33%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	54	2,321,803.59	1.16%	8.174	355	100.00	657
50,000.01 - 100,000.00	382	29,277,307.47	14.57%	8.072	358	99.63	643
100,000.01 - 150,000.00	371	45,667,494.74	22.72%	7.844	358	99.60	650
150,000.01 - 200,000.00	277	47,901,894.07	23.83%	7.516	359	99.54	658
200,000.01 - 250,000.00	134	29,801,005.39	14.83%	7.372	357	99.51	667
250,000.01 - 300,000.00	99	27,303,558.77	13.58%	7.360	359	99.41	672
300,000.01 - 350,000.00	55	17,584,537.70	8.75%	7.257	359	99.47	670
350,000.01 - 400,000.00	3	1,142,235.39	0.57%	6.953	359	100.00	689
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	6	1,202,289.97	0.60%	5.841	359	98.77	695
6.000 - 6.499	36	7,406,955.26	3.69%	6.292	359	99.88	705
6.500 - 6.999	189	36,748,104.22	18.28%	6.796	359	99.69	691
7.000 - 7.499	247	39,687,609.46	19.75%	7.215	358	99.38	668
7.500 - 7.999	384	57,574,439.39	28.64%	7.699	358	99.37	655
8.000 - 8.499	237	28,782,234.55	14.32%	8.197	359	99.67	634
8.500 - 8.999	203	22,473,956.21	11.18%	8.688	359	99.72	622
9.000 - 9.499	67	6,610,716.47	3.29%	9.171	359	99.87	622
9.500 - 9.999	6	513,531.59	0.26%	9.738	358	100.00	619
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	168,300.00	0.08%	7.000	359	85.00	557
575-599	1	70,111.99	0.03%	8.375	358	90.00	591
600-624	406	52,594,532.39	26.17%	8.168	359	98.58	611
625-649	336	46,208,014.61	22.99%	7.840	357	99.87	638
650-674	280	42,932,205.28	21.36%	7.341	359	99.91	662
675-699	141	23,483,600.92	11.68%	7.213	359	99.86	684
700+	210	35,543,071.93	17.68%	7.079	359	99.98	735
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
75.00- 79.99	1	163,000.00	0.08%	7.750	359	77.62	604
85.00- 89.99	1	168,300.00	0.08%	7.000	359	85.00	557
90.00- 94.99	31	4,532,354.53	2.25%	7.506	359	94.14	611
95.00- 99.99	158	26,611,561.47	13.24%	7.478	359	97.79	643
100.00	1,184	169,524,621.12	84.34%	7.635	358	100.00	662
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	4	481,430.40	0.24%	7.586	179	100.00	639
360	1,371	200,518,406.72	99.76%	7.611	359	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	4	481,430.40	0.24%	7.586	179	100.00	639
301-360	1,371	200,518,406.72	99.76%	7.611	359	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	38	4,798,235.89	2.39%	7.927	359	98.75	645
20.01 -25.00	47	5,312,831.32	2.64%	7.773	359	99.38	655
25.01 -30.00	78	9,577,519.41	4.76%	7.619	358	99.58	669
30.01 -35.00	124	15,861,423.83	7.89%	7.747	359	99.52	658
35.01 -40.00	196	28,689,910.33	14.27%	7.559	359	99.68	662
40.01 -45.00	257	38,030,905.72	18.92%	7.650	357	99.52	658
45.01 -50.00	334	56,058,753.07	27.89%	7.502	359	99.51	666
50.01 -55.00	301	42,670,257.55	21.23%	7.646	359	99.64	647
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,073	164,458,443.32	81.82%	7.532	359	99.50	660
Fixed Rate	302	36,541,393.80	18.18%	7.966	356	99.77	653
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	529	69,745,219.34	34.70%	7.674	359	99.47	654
3/27 6 Mo LIBOR ARM	100	13,554,152.88	6.74%	7.650	359	99.69	657
5/25 6 Mo LIBOR ARM	8	1,352,638.56	0.67%	7.558	359	99.85	682
5YR IO 2/28 6 Mo LIBOR ARM	334	62,240,226.73	30.97%	7.376	359	99.48	663
5YR IO 3/27 6 Mo LIBOR ARM	95	16,529,656.45	8.22%	7.446	359	99.50	667
5YR IO 5/25 6 Mo LIBOR ARM	6	900,699.36	0.45%	7.001	359	100.00	709
5YR IO 6 Mo LIBOR ARM	1	135,850.00	0.07%	8.000	358	95.00	610
Fixed Rate	281	33,099,071.64	16.47%	7.971	356	99.74	653
Fixed Rate 5Yr IO	21	3,442,322.16	1.71%	7.914	359	100.00	652
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	457	83,248,754.70	41.42%	7.409	359	99.50	664
Not Interest Only	918	117,751,082.42	58.58%	7.753	358	99.57	655
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	312	46,234,722.56	23.00%	7.669	358	99.58	657
Prepay Penalty: 12 months	50	8,388,521.73	4.17%	7.909	359	99.51	661
Prepay Penalty: 24 months	613	93,415,458.74	46.48%	7.572	359	99.51	660
Prepay Penalty: 36 months	400	52,961,134.09	26.35%	7.582	358	99.58	656
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,375	200,999,837.12	100.00%	7.611	358	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,097	145,529,919.69	72.40%	7.698	358	99.41	649
Limited Income Verification	9	1,545,573.06	0.77%	7.414	359	97.38	658
No Income Verification	11	1,365,750.80	0.68%	8.619	357	99.53	659
Stated Plus Documentation	258	52,558,593.57	26.15%	7.350	359	100.00	686
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	207	31,091,801.18	15.47%	7.860	358	98.40	639
Purchase	1,135	165,444,353.62	82.31%	7.558	358	99.77	662
Rate/Term Refinance	33	4,463,682.32	2.22%	7.823	359	99.15	653
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	53	9,446,644.40	4.70%	7.494	359	99.98	669
3 Units	1	110,567.45	0.06%	8.250	359	100.00	641
Condominium	91	14,328,925.28	7.13%	7.569	359	99.92	666
PUD	192	33,959,385.11	16.90%	7.582	359	99.53	653
Single Family	1,038	143,154,314.88	71.22%	7.629	358	99.48	658
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,375	200,999,837.12	100.00%	7.611	358	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	20	1,901,085.33	0.95%	8.159	359	98.76	627
Arizona	18	2,456,171.31	1.22%	7.872	359	99.59	647
Arkansas	1	95,935.59	0.05%	8.000	359	100.00	657
California	97	25,430,996.41	12.65%	7.160	359	99.75	679
Colorado	10	1,912,325.28	0.95%	7.458	359	99.43	654
Connecticut	6	1,283,002.51	0.64%	7.817	359	100.00	687
Delaware	1	149,896.78	0.07%	7.875	359	100.00	614
District of Columbia	1	147,914.85	0.07%	8.750	359	100.00	647
Florida	79	12,721,084.49	6.33%	7.709	359	99.58	656
Georgia	54	8,253,478.36	4.11%	7.553	359	99.51	646
Idaho	3	356,865.58	0.18%	7.306	359	100.00	652
Illinois	86	13,760,216.35	6.85%	7.578	359	99.27	656
Indiana	61	6,779,751.59	3.37%	7.688	359	99.25	645
Iowa	14	1,429,405.02	0.71%	8.005	359	97.57	627
Kansas	13	1,805,644.78	0.90%	7.914	359	99.58	658
Kentucky	24	2,583,377.52	1.29%	7.667	359	100.00	644
Louisiana	13	1,369,322.90	0.68%	7.926	359	99.66	637
Maine	5	683,912.08	0.34%	7.691	358	100.00	657
Maryland	22	4,418,958.87	2.20%	7.941	359	99.52	661
Massachusetts	20	4,446,524.05	2.21%	7.500	359	100.00	677
Michigan	110	14,954,408.68	7.44%	7.694	359	99.65	654
Minnesota	33	5,869,379.64	2.92%	7.155	359	99.56	669
Missouri	44	4,604,698.15	2.29%	7.861	359	98.33	649
Nebraska	1	119,404.44	0.06%	7.125	359	100.00	669
Nevada	8	1,871,467.11	0.93%	7.543	359	98.88	643
New Hampshire	5	882,735.46	0.44%	8.247	359	100.00	655
New Jersey	21	4,096,222.59	2.04%	7.459	349	100.00	676
New Mexico	5	621,635.68	0.31%	8.416	358	100.00	637
New York	54	7,891,514.41	3.93%	7.763	359	98.95	661
North Carolina	82	11,259,299.82	5.60%	7.552	359	99.66	656
Ohio	155	18,594,706.27	9.25%	7.662	359	99.57	652
Oklahoma	13	1,369,813.43	0.68%	8.188	359	99.25	633
Oregon	22	3,699,401.77	1.84%	7.359	359	100.00	677
Pennsylvania	38	3,604,291.85	1.79%	7.991	359	99.90	654
Rhode Island	3	721,212.81	0.36%	7.232	359	98.67	660
South Carolina	25	2,860,802.66	1.42%	7.837	359	100.00	637
South Dakota	5	479,790.94	0.24%	7.763	359	100.00	648
Tennessee	39	3,482,451.37	1.73%	7.991	355	99.37	652
Texas	97	11,840,164.05	5.89%	7.730	358	99.90	666
Utah	18	2,816,560.43	1.40%	7.444	359	99.69	659
Virginia	7	1,601,503.93	0.80%	7.896	359	100.00	651
Washington	14	1,994,436.24	0.99%	7.391	346	98.72	657
West Virginia	1	123,849.46	0.06%	7.000	359	94.98	612
Wisconsin	27	3,654,216.28	1.82%	7.819	359	99.45	661
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	206	39,734,565.47	24.16%	6.778	359	99.79	695
5.500 - 5.999	293	48,547,927.67	29.52%	7.305	359	99.37	658
6.000 - 6.499	313	45,160,267.67	27.46%	7.801	359	99.38	652
6.500 - 6.999	184	23,597,937.23	14.35%	8.309	359	99.44	633
7.000 - 7.499	65	6,398,123.01	3.89%	8.873	359	99.52	618
7.500 - 7.999	12	1,019,622.27	0.62%	9.380	359	100.00	615
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	6	1,202,289.97	0.73%	5.841	359	98.77	695
6.000 - 6.499	36	7,406,955.26	4.50%	6.292	359	99.88	705
6.500 - 6.999	178	34,809,125.56	21.17%	6.795	359	99.67	690
7.000 - 7.499	209	34,044,794.37	20.70%	7.206	359	99.28	667
7.500 - 7.999	298	46,315,523.73	28.16%	7.697	359	99.24	654
8.000 - 8.499	160	20,070,833.83	12.20%	8.210	359	99.68	630
8.500 - 8.999	131	14,952,504.91	9.09%	8.674	359	99.81	622
9.000 - 9.499	50	5,212,884.10	3.17%	9.189	359	99.91	624
9.500 - 9.999	5	443,531.59	0.27%	9.756	358	100.00	618
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	6	1,202,289.97	0.73%	5.841	359	98.77	695
12.000 -12.499	36	7,406,955.26	4.50%	6.292	359	99.88	705
12.500 -12.999	178	34,809,125.56	21.17%	6.795	359	99.67	690
13.000 -13.499	209	34,044,794.37	20.70%	7.206	359	99.28	667
13.500 -13.999	298	46,315,523.73	28.16%	7.697	359	99.24	654
14.000 -14.499	160	20,070,833.83	12.20%	8.210	359	99.68	630
14.500 -14.999	131	14,952,504.91	9.09%	8.674	359	99.81	622
15.000 -15.499	50	5,212,884.10	3.17%	9.189	359	99.91	624
15.500 -15.999	5	443,531.59	0.27%	9.756	358	100.00	618
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1	135,850.00	0.08%	8.000	358	95.00	610
3.000	1,072	164,322,593.32	99.92%	7.532	359	99.50	660
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,073	164,458,443.32	100.00%	7.532	359	99.50	660
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/05	1	135,850.00	0.08%	8.000	358	95.00	610
11/01/05	1	59,249.39	0.04%	7.250	347	100.00	640
08/01/06	2	241,700.98	0.15%	7.030	356	99.80	652
09/01/06	11	1,472,151.54	0.90%	8.381	357	99.61	660
10/01/06	114	16,696,427.34	10.15%	7.548	358	99.35	659
11/01/06	734	113,382,066.82	68.94%	7.520	359	99.49	659
12/01/06	1	133,850.00	0.08%	8.500	360	95.00	612
06/01/07	1	125,000.00	0.08%	7.750	354	100.00	620
07/01/07	1	315,674.88	0.19%	6.375	355	100.00	738
09/01/07	2	271,193.85	0.16%	8.924	357	100.00	693
10/01/07	25	3,396,522.48	2.07%	7.710	358	99.79	671
11/01/07	164	25,510,418.12	15.51%	7.526	359	99.54	660
12/01/07	2	465,000.00	0.28%	6.875	360	100.00	668
10/01/09	3	301,614.52	0.18%	7.012	358	100.00	702
11/01/09	11	1,951,723.40	1.19%	7.385	359	99.90	691
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$200,999,837	$31,982	$700,000
Average Scheduled Principal Balance	$218,241		
Number of Mortgage Loans	921		
Weighted Average Gross Coupon	7.420%	5.625%	9.750%
Weighted Average FICO Score	671	554	808
Weighted Average Combined Original LTV	99.91%	53.33%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	9 months
Weighted Average Gross Margin	5.725%	3.875%	7.500%
Weighted Average Minimum Interest Rate	7.368%	5.625%	9.625%
Weighted Average Maximum Interest Rate	13.368%	11.625%	15.625%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	20 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.71%	90650	
ARM	89.48%		
Fixed Rate	10.52%		
2/28 6 Mo LIBOR ARM	29.29%		
3/27 6 Mo LIBOR ARM	6.35%		
5/25 6 Mo LIBOR ARM	1.28%		
5YR IO 2/28 6 Mo LIBOR ARM	44.29%		
5YR IO 3/27 6 Mo LIBOR ARM	7.60%		
5YR IO 5/25 6 Mo LIBOR ARM	0.67%		
Fixed Rate	9.29%		
Fixed Rate 5Yr IO	1.22%		
Interest Only	53.78%		
Not Interest Only	46.22%		
Prepay Penalty: 0 months	20.97%		
Prepay Penalty: 12 months	7.36%		
Prepay Penalty: 24 months	52.15%		
Prepay Penalty: 36 months	19.46%		
Prepay Penalty: 48 months	0.06%		

First Lien	100.00%
Full Documentation	57.65%
Limited Income Verification	0.88%
No Income Verification	0.74%
Stated Plus Documentation	40.73%
Cash Out Refinance	12.07%
Purchase	86.47%
Rate/Term Refinance	1.46%
2 Units	6.17%
Condominium	7.50%
PUD	13.08%
Single Family	73.26%
Primary	100.00%
Top 5 States:	
California	37.98%
New York	5.73%
Florida	5.10%
Illinois	5.08%
Ohio	4.54%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	29	1,294,885.92	0.64%	8.202	341	98.31	654
50,000.01 - 100,000.00	181	14,046,537.02	6.99%	7.979	356	99.77	653
100,000.01 - 150,000.00	207	25,804,214.15	12.84%	7.730	358	99.92	650
150,000.01 - 200,000.00	128	22,153,762.89	11.02%	7.530	359	99.75	663
200,000.01 - 250,000.00	66	14,844,746.74	7.39%	7.287	356	100.50	665
250,000.01 - 300,000.00	60	16,376,610.14	8.15%	7.228	359	100.55	677
300,000.01 - 350,000.00	49	16,161,677.48	8.04%	7.264	359	99.87	669
350,000.01 - 400,000.00	76	28,382,371.18	14.12%	7.324	359	99.47	668
400,000.01 - 450,000.00	45	19,198,538.60	9.55%	7.270	359	100.03	677
450,000.01 - 500,000.00	33	15,644,832.49	7.78%	7.389	359	99.82	672
500,000.01 - 550,000.00	23	12,107,442.53	6.02%	7.342	359	100.00	692
550,000.01 - 600,000.00	9	5,144,969.61	2.56%	7.068	359	100.00	692
600,000.01 - 650,000.00	7	4,428,298.20	2.20%	6.991	359	99.66	715
650,000.01 - 700,000.00	8	5,410,950.00	2.69%	7.236	359	100.00	737
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,261,228.68	0.63%	5.805	358	93.61	675
6.000 - 6.499	22	5,785,655.19	2.88%	6.313	359	100.38	697
6.500 - 6.999	175	51,990,832.27	25.87%	6.790	359	100.23	694
7.000 - 7.499	222	53,817,154.75	26.77%	7.213	357	99.98	680
7.500 - 7.999	242	50,648,631.28	25.20%	7.693	359	99.75	660
8.000 - 8.499	143	21,802,178.71	10.85%	8.185	357	99.75	642
8.500 - 8.999	84	12,139,856.96	6.04%	8.685	358	99.66	625
9.000 - 9.499	22	2,897,622.44	1.44%	9.154	359	100.00	626
9.500 - 9.999	7	656,676.67	0.33%	9.540	359	100.00	621
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	2	205,046.59	0.10%	7.924	359	93.41	561
600-624	209	33,527,658.03	16.68%	8.018	359	98.16	612
625-649	195	39,223,042.76	19.51%	7.679	359	100.24	639
650-674	190	41,851,059.89	20.82%	7.343	357	100.32	661
675-699	147	39,086,929.89	19.45%	7.140	359	100.19	686
700+	178	47,106,099.79	23.44%	7.076	358	100.32	736
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50.00- 54.99	1	160,000.00	0.08%	5.990	359	53.33	602
80.00	2	97,099.40	0.05%	6.931	358	80.00	610
85.00- 89.99	1	90,046.59	0.04%	8.625	359	85.00	554
90.00- 94.99	14	3,253,579.78	1.62%	7.607	359	94.64	611
95.00- 99.99	94	19,131,822.02	9.52%	7.365	358	97.59	650
100.00	708	158,599,715.90	78.91%	7.458	358	100.00	673
100.01+	101	19,667,573.26	9.78%	7.142	359	102.89	686
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	8	705,374.54	0.35%	7.523	179	99.66	686
360	913	200,294,462.41	99.65%	7.419	359	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	8	705,374.54	0.35%	7.523	179	99.66	686
301-360	913	200,294,462.41	99.65%	7.419	359	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	12	2,511,093.36	1.25%	7.072	356	99.76	696
20.01 -25.00	24	3,213,819.70	1.60%	7.579	357	96.93	650
25.01 -30.00	48	8,283,431.43	4.12%	7.528	356	99.87	659
30.01 -35.00	69	13,126,682.91	6.53%	7.425	359	99.84	676
35.01 -40.00	128	25,057,269.49	12.47%	7.462	358	99.88	667
40.01 -45.00	207	51,112,133.36	25.43%	7.410	358	100.10	677
45.01 -50.00	273	68,445,229.23	34.05%	7.327	358	100.17	677
50.01 -55.00	160	29,250,177.47	14.55%	7.596	359	99.39	650
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	773	179,863,304.91	89.48%	7.368	359	99.91	672
Fixed Rate	148	21,136,532.04	10.52%	7.862	353	99.95	661
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	349	58,871,890.57	29.29%	7.429	359	100.27	664
3/27 6 Mo LIBOR ARM	67	12,769,096.40	6.35%	7.464	359	100.28	667
5/25 6 Mo LIBOR ARM	11	2,580,712.06	1.28%	7.127	359	101.76	700
5YR IO 2/28 6 Mo LIBOR ARM	279	89,017,068.82	44.29%	7.320	359	99.65	677
5YR IO 3/27 6 Mo LIBOR ARM	62	15,269,887.06	7.60%	7.363	359	99.45	670
5YR IO 5/25 6 Mo LIBOR ARM	5	1,354,650.00	0.67%	7.466	359	99.56	660
Fixed Rate	138	18,677,167.83	9.29%	7.884	353	100.04	660
Fixed Rate 5Yr IO	10	2,459,364.21	1.22%	7.696	353	99.25	666
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	356	108,100,970.09	53.78%	7.336	359	99.61	676
Not Interest Only	565	92,898,866.86	46.22%	7.517	358	100.27	665
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	196	42,142,660.09	20.97%	7.555	358	99.68	668
Prepay Penalty: 12 months	46	14,798,837.15	7.36%	7.390	359	99.84	699
Prepay Penalty: 24 months	463	104,825,733.13	52.15%	7.377	359	99.99	671
Prepay Penalty: 36 months	215	39,113,238.41	19.46%	7.404	357	100.00	663
Prepay Penalty: 48 months	1	119,368.17	0.06%	5.625	351	95.00	715
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	921	200,999,836.95	100.00%	7.420	358	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	659	115,881,666.98	57.65%	7.506	358	99.92	658
Limited Income Verification	10	1,767,096.02	0.88%	7.720	354	99.63	675
No Income Verification	8	1,480,042.47	0.74%	8.666	357	100.00	677
Stated Plus Documentation	244	81,871,031.48	40.73%	7.268	359	99.91	689
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	123	24,262,968.07	12.07%	7.737	355	98.54	645
Purchase	785	173,798,660.59	86.47%	7.370	359	100.11	675
Rate/Term Refinance	13	2,938,208.29	1.46%	7.736	358	99.57	642
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	40	12,396,361.94	6.17%	7.302	359	99.68	681
Condominium	66	15,074,597.34	7.50%	7.565	357	100.15	667
PUD	115	26,281,246.29	13.08%	7.477	359	100.10	674
Single Family	700	147,247,631.38	73.26%	7.404	358	99.87	670
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	921	200,999,836.95	100.00%	7.420	358	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	11	1,384,647.81	0.69%	7.887	359	99.64	639
Arizona	9	1,789,184.98	0.89%	7.839	359	99.13	636
Arkansas	2	252,136.27	0.13%	7.408	359	100.00	665
California	211	76,348,666.14	37.98%	7.141	359	100.11	687
Colorado	7	1,903,996.20	0.95%	7.121	359	99.61	703
Connecticut	1	279,802.38	0.14%	7.750	359	100.00	643
District of Columbia	1	370,000.00	0.18%	7.250	359	100.00	707
Florida	57	10,249,855.90	5.10%	7.621	359	100.04	672
Georgia	37	6,942,156.29	3.45%	7.425	359	99.90	669
Idaho	1	137,264.20	0.07%	7.000	359	100.00	658
Illinois	54	10,213,118.89	5.08%	7.571	357	99.60	665
Indiana	23	1,957,315.01	0.97%	8.013	359	99.86	635
Iowa	11	1,194,091.07	0.59%	7.852	358	99.64	651
Kansas	3	285,195.92	0.14%	7.831	358	100.00	636
Kentucky	20	2,852,234.07	1.42%	7.382	354	99.99	644
Louisiana	10	1,121,532.45	0.56%	7.373	359	99.12	641
Maine	6	871,328.70	0.43%	7.494	359	100.38	678
Maryland	23	6,004,719.44	2.99%	7.770	359	101.36	665
Massachusetts	6	1,979,623.04	0.98%	7.432	359	98.86	681
Michigan	50	8,251,050.78	4.11%	7.461	359	99.10	658
Minnesota	27	6,371,912.30	3.17%	7.268	359	99.86	667
Missouri	22	2,961,914.50	1.47%	7.907	359	99.24	631
Nebraska	1	131,744.57	0.07%	7.625	359	103.00	670
Nevada	8	1,336,933.16	0.67%	7.074	359	98.87	675
New Hampshire	2	318,658.53	0.16%	8.139	359	100.00	670
New Jersey	17	5,723,629.57	2.85%	7.534	355	98.94	653
New Mexico	2	302,105.68	0.15%	7.318	359	100.00	785
New York	42	11,518,400.16	5.73%	7.757	359	99.58	664
North Carolina	33	4,513,086.04	2.25%	7.449	359	99.85	655
Ohio	82	9,130,020.70	4.54%	7.744	359	99.98	648
Oklahoma	2	128,822.69	0.06%	8.158	358	96.94	643
Oregon	4	938,228.77	0.47%	7.477	359	100.00	683
Pennsylvania	17	1,691,245.00	0.84%	7.876	354	100.07	653
Rhode Island	4	1,218,686.02	0.61%	6.588	359	100.00	695
South Carolina	12	2,063,949.70	1.03%	7.376	359	100.20	666
Tennessee	12	1,687,664.32	0.84%	7.401	359	100.08	640
Texas	60	8,799,073.64	4.38%	7.684	356	100.03	671
Utah	6	1,853,438.82	0.92%	7.431	359	100.04	654
Virginia	10	3,101,245.76	1.54%	8.150	359	101.00	642
Washington	6	1,517,339.69	0.75%	7.279	333	100.17	663
West Virginia	1	115,426.34	0.06%	8.250	359	100.00	638
Wisconsin	7	1,045,322.50	0.52%	7.840	359	96.25	634
Wyoming	1	143,068.95	0.07%	7.750	359	103.00	643
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	160,000.00	0.09%	5.990	359	53.33	602
4.000 - 4.499	2	329,428.00	0.18%	6.200	359	96.99	636
4.500 - 4.999	1	47,499.40	0.03%	7.250	356	80.00	610
5.000 - 5.499	189	59,212,904.06	32.92%	6.840	359	100.23	704
5.500 - 5.999	275	65,625,399.68	36.49%	7.329	359	100.06	664
6.000 - 6.499	171	35,539,443.51	19.76%	7.764	359	99.58	653
6.500 - 6.999	103	14,500,491.94	8.06%	8.275	359	99.43	643
7.000 - 7.499	27	4,110,684.22	2.29%	8.956	359	99.63	617
7.500 - 7.999	4	337,454.10	0.19%	9.156	359	100.00	613
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,261,228.68	0.70%	5.805	358	93.61	675
6.000 - 6.499	22	5,785,655.19	3.22%	6.313	359	100.38	697
6.500 - 6.999	171	50,905,628.46	28.30%	6.786	359	100.23	694
7.000 - 7.499	202	50,104,295.61	27.86%	7.215	359	99.97	681
7.500 - 7.999	190	41,939,371.03	23.32%	7.680	359	99.71	658
8.000 - 8.499	104	17,316,817.36	9.63%	8.184	359	99.72	641
8.500 - 8.999	60	9,655,911.69	5.37%	8.688	359	99.57	623
9.000 - 9.499	16	2,494,974.88	1.39%	9.151	359	100.00	628
9.500 - 9.999	4	399,422.01	0.22%	9.535	359	100.00	622
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	4	1,261,228.68	0.70%	5.805	358	93.61	675
12.000 -12.499	22	5,785,655.19	3.22%	6.313	359	100.38	697
12.500 -12.999	171	50,905,628.46	28.30%	6.786	359	100.23	694
13.000 -13.499	202	50,104,295.61	27.86%	7.215	359	99.97	681
13.500 -13.999	190	41,939,371.03	23.32%	7.680	359	99.71	658
14.000 -14.499	104	17,316,817.36	9.63%	8.184	359	99.72	641
14.500 -14.999	60	9,655,911.69	5.37%	8.688	359	99.57	623
15.000 -15.499	16	2,494,974.88	1.39%	9.151	359	100.00	628
15.500 -15.999	4	399,422.01	0.22%	9.535	359	100.00	622
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	773	179,863,304.91	100.00%	7.368	359	99.91	672
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	773	179,863,304.91	100.00%	7.368	359	99.91	672
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/06	1	47,499.40	0.03%	7.250	356	80.00	610
09/01/06	9	1,938,218.75	1.08%	7.829	357	100.43	664
10/01/06	88	18,800,485.74	10.45%	7.409	358	100.02	673
11/01/06	529	126,985,755.50	70.60%	7.349	359	99.87	672
12/01/06	1	117,000.00	0.07%	7.750	360	100.00	620
03/01/07	1	119,368.17	0.07%	5.625	351	95.00	715
08/01/07	1	409,070.35	0.23%	8.875	356	100.00	613
09/01/07	2	550,000.00	0.31%	8.199	357	100.00	673
10/01/07	14	3,340,351.66	1.86%	7.450	358	100.33	652
11/01/07	110	23,515,193.28	13.07%	7.370	359	99.77	672
12/01/07	1	105,000.00	0.06%	7.000	360	100.00	655
10/01/09	1	179,950.58	0.10%	7.375	358	103.00	647
11/01/09	15	3,755,411.48	2.09%	7.238	359	100.91	688
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

nklin Mortgage Loan Trust 2004-FFH4

Schedule

PPC:	50%
PPC:	50%
Enable Call:	Yes

(1) Assumes the 1-month LIBOR remains constant at 2.340%.
(2) Assumes the 6-month LIBOR remains constant at 20.000%.
(3) Assumes the 1-month LIBOR remains constant at 20.000%.

The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement expressed on a Actual/360 annual rate assuming the bond balances as the denominator.

Period	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	4.28	10.00
2	6.78	10.00
3	7.51	9.99
4	6.78	9.98
5	7.01	9.96
6	6.78	9.95
7	7.01	9.93
8	6.78	9.91
9	6.78	9.89
10	7.01	9.87
11	6.78	9.84
12	7.01	9.82
13	6.79	9.78
14	6.79	9.75
15	7.51	9.78
16	6.79	9.67
17	7.01	9.66
18	6.79	9.60
19	7.01	9.59
20	6.79	9.51
21	6.79	9.47
22	7.01	9.46
23	6.79	9.38
24	8.17	9.62
25	8.78	9.73
26	8.78	9.71
27	9.71	9.93
28	8.77	9.67
29	9.06	9.74
30	9.14	9.75
31	9.74	9.93
32	9.43	9.83
33	9.42	9.82
34	9.74	9.92
35	9.42	9.81
36	10.35	10.35
37	10.53	10.53
38	10.52	10.52
39	11.25	11.25
40	10.52	10.52
41	10.86	10.86
42	10.95	10.95
43	11.68	11.68
44	11.30	11.30
45	11.30	11.30
46	11.67	11.67
47	11.29	11.29
48	11.74	11.74
49	11.43	11.43
50	11.43	11.43
51	12.65	12.65
52	11.42	11.42
53	11.79	11.79
54	11.48	11.48
55	11.94	11.94
56	11.55	11.55

Period	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
57	11.54	11.54
58	11.92	11.92
59	11.53	11.53
60	11.94	11.94
61	11.56	11.56
62	11.55	11.55
63	12.78	12.78
64	11.54	11.54
65	11.92	11.92
66	11.54	11.54
67	11.92	11.92
68	11.53	11.53
69	11.53	11.53
70	11.91	11.91
71	11.52	11.52
72	11.91	11.91
73	11.52	11.52
74	11.51	11.51
75	12.74	12.74
76	11.50	11.50
77	11.88	11.88
78	11.50	11.50
79	11.88	11.88
80	11.49	11.49
81	11.49	11.49
82	11.86	11.86
83	11.48	11.48
84	11.85	11.85
85	11.47	11.47
86	11.46	11.46
87	12.24	12.24
88	11.45	11.45
89	11.83	11.83
90	11.44	11.44
91	11.81	11.81
92	11.43	11.43
93	11.42	11.42
94	11.80	11.80
95	11.41	11.41
96	11.78	11.78
97	11.40	11.40
98	11.39	11.39
99	12.61	12.61
100	11.38	11.38
101	11.76	11.76
102	11.37	11.37
103	11.74	11.74
104	11.36	11.36
105	11.35	11.35
106	11.73	11.73
107	11.34	11.34
108	11.71	11.71
109	11.33	11.33
110	11.32	11.32
111	12.53	12.53
112	11.31	11.31
113	11.68	11.68
114	11.30	11.30
115	11.67	11.67
116	11.29	11.29
117	11.28	11.28
118	11.65	11.65
119	11.27	11.27
120	11.64	11.64
121	11.26	11.26
122	11.25	11.25
123	12.45	12.45
124	11.24	11.24
125	11.61	11.61

Period	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
126	11.23	11.23
127	11.60	11.60
128	11.22	11.22
129	11.21	11.21
130	11.58	11.58
131	11.20	11.20
132	11.57	11.57
133	11.19	11.19
134	11.18	11.18
135	11.95	11.95
136	11.17	11.17
137	11.53	11.53
138	11.16	11.16
139	11.52	11.52
140	11.14	11.14
141	11.14	11.14
142	11.50	11.50
143	11.13	11.13
144	11.49	11.49
145	11.11	11.11
146	11.11	11.11
147	12.29	12.29
148	11.09	11.09
149	11.46	11.46
150	11.08	11.08
151	11.44	11.44
152	11.07	11.07
153	11.06	11.06
154	11.42	11.42
155	11.05	11.05
156	11.41	11.41
157	11.04	11.04
158	11.03	11.03
159	12.21	12.21
160	11.02	11.02
161	0.00	0.00

z_ffml04fh4_mkt - Stack Price/Yield

Settle	12/29/2004
First Payment	1/25/2005

Tranche	M8	M9	M10
WAL	11.64	11.93	11.38
Principal Writedown	5,924.66 (0.07%)	4,775.43 (0.05%)	7,458.58 (0.05%)
Collat Loss	90,781,871.38 (12.41%)	81,897,828.35 (11.19%)	67,502,184.55 (9.23%)
LIBOR	Foward +100bps	Foward +100bps	Foward +100bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.146 CDR	8.089 CDR	6.462 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M10

Balance	$13,902,000.00	Delay	0
Settle	12/29/2004	Dated	12/29/2004
		First Payment	1/25/2005

WAL	10.83
Principal Writedown	3,161.79 (0.02%)
Total Collat Loss	49,021,122.25 (6.70%)

LIBOR	Foward + 100bps
Prepay FRM	2 . . . CPR
Prepay ARM	2 . . . CPR
Default	6.003 CDR
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

Period	**FRM CPRs'**	**ARM CPRs'**
1	2.000	2.000
2	2.947	5.091
3	3.895	8.182
4	4.842	11.273
5	5.789	14.364
6	6.737	17.455
7	7.684	20.545
8	8.632	23.636
9	9.579	26.727
10	10.526	29.818
11	11.474	32.909
12	12.421	36.000
13	13.368	55.000
14	14.316	55.000
15	15.263	55.000
16	16.211	55.000
17	17.158	55.000
18	18.105	55.000
19	19.053	55.000
20	20.000	55.000
21	20.000	55.000
22	20.000	55.000
23	20.000	55.000
24	20.000	55.000
25	20.000	45.000

z_ffml04fh4_mkt - Stack Price/Yield

Chotin First Loss Analysis

Settle	12/29/2004
First Payment	1/25/2005

Tranche	**M8**	**M9**	**M10**
WAL	14.70	15.09	14.43
Principal Writedown	1,376.27 (0.02%)	10,070.47 (0.11%)	3,889.80 (0.03%)
Total Collat Loss (Collat Maturity)	106,736,418.48 (14.59%)	97,974,412.15 (13.39%)	83,609,225.97 (11.43%)
LIBOR	Foward +100bps	Foward +100bps	Foward +100bps
Prepay	75 PricingSpeed	75 PricingSpeed	75 PricingSpeed
Default	8.805 CDR	7.901 CDR	6.504 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M9

Balance	$8,780,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	8.65	4.60	2.63
Prepay	50 PricingSpeed	100 PricingSpeed	200 PricingSpeed
Optional Redemption	Call (Y)	Call (Y)	Call (Y)

z_ffml04fh4_mkt - Price/Yield - M9

Balance	$8,780,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	8.65	4.60	1.77
Prepay	50 PricingSpeed	100 PricingSpeed	300 PricingSpeed
Optional Redemption	Call (Y)	Call (Y)	Call (Y)

z_ffml04fh4_mkt - Price/Yield - M5

Declaration First Loss Analysis

Balance	$11,341,000.00		Delay	0
			Dated	12/29/2004
Settle	12/29/2004		First Payment	1/25/2005

WAL	10.75	11.09	11.02	11.34
Principal Writedown	375.49 (0.00%)	3,230.33 (0.03%)	8,575.55 (0.08%)	12,379.77 (0.11%)
Total Collat Loss	130,324,692.02 (17.81%)	131,930,293.09 (18.03%)	119,016,885.42 (16.27%)	120,295,794.52 (16.44%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.325 CDR	8.809 CDR	9.238 CDR	7.89 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M6

Declaration First Loss Analysis

Balance	$9,878,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.27	11.59	11.54	11.85
Principal Writedown	7,984.27 (0.08%)	4,125.46 (0.04%)	2,280.86 (0.02%)	5,219.44 (0.05%)
Total Collat Loss	120,774,087.43 (16.51%)	122,230,850.02 (16.71%)	109,345,136.47 (14.94%)	110,501,027.47 (15.10%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.409 CDR	8.045 CDR	8.347 CDR	7.145 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M7
Declaration First Loss Analysis

Balance	$11,707,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.19	11.48	11.47	11.73
Principal Writedown	1,261.74 (0.01%)	3,336.16 (0.03%)	8,150.16 (0.07%)	9,839.67 (0.08%)
Total Collat Loss	109,208,190.35 (14.93%)	110,503,330.74 (15.10%)	97,691,759.57 (13.35%)	98,671,636.92 (13.49%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.34 CDR	7.15 CDR	7.312 CDR	6.273 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M9

Declaration First Loss Analysis

Balance	$8,780,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	12.25	12.51	12.57	12.80
Principal Writedown	6,065.88 (0.07%)	12,527.37 (0.14%)	3,119.65 (0.04%)	6,242.29 (0.07%)
Total Collat Loss	91,030,422.76 (12.44%)	92,054,221.32 (12.58%)	79,464,717.92 (10.86%)	80,220,303.07 (10.96%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	6.743 CDR	5.802 CDR	5.772 CDR	4.97 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M5

Declaration First Loss Analysis

Balance	$11,341,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	10.75	11.09	11.02	11.34
Principal Writedown	375.49 (0.00%)	3,230.33 (0.03%)	8,575.55 (0.08%)	12,379.77 (0.11%)
Total Collat Loss	130,324,692.02 (17.81%)	131,930,293.09 (18.03%)	119,016,885.42 (16.27%)	120,295,794.52 (16.44%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.325 CDR	8.809 CDR	9.238 CDR	7.89 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	114.12	152.49

z_ffml04fh4_mkt - Price/Yield - M6

Declaration First Loss Analysis

Balance	$9,878,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.27	11.59	11.54	11.85
Principal Writedown	7,984.27 (0.08%)	4,125.46 (0.04%)	2,280.86 (0.02%)	5,219.44 (0.05%)
Total Collat Loss	120,774,087.43 (16.51%)	122,230,850.02 (16.71%)	109,345,136.47 (14.94%)	110,501,027.47 (15.10%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.409 CDR	8.045 CDR	8.347 CDR	7.145 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	217.33	287.67

z_ffml04fh4_mkt - Price/Yield - M7

Declaration First Loss Analysis

Balance	$11,707,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.19	11.48	11.47	11.73
Principal Writedown	1,261.74 (0.01%)	3,336.16 (0.03%)	8,150.16 (0.07%)	9,839.67 (0.08%)
Total Collat Loss	109,208,190.35 (14.93%)	110,503,330.74 (15.10%)	97,691,759.57 (13.35%)	98,671,636.92 (13.49%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.34 CDR	7.15 CDR	7.312 CDR	6.273 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	466.82	571.36

z_ffml04fh4_mkt - Price/Yield - M9

Declaration First Loss Analysis

Balance	$8,780,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	12.25	12.51	12.57	12.80
Principal Writedown	6,065.88 (0.07%)	12,527.37 (0.14%)	3,119.65 (0.04%)	6,242.29 (0.07%)
Total Collat Loss	91,030,422.76 (12.44%)	92,054,221.32 (12.58%)	79,464,717.92 (10.86%)	80,220,303.07 (10.96%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	6.743 CDR	5.802 CDR	5.772 CDR	4.97 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	2,891.67	3,523.49	9,346.58	9,797.80

z_ffml04fh4_mkt - Price/Yield - M5

Declaration First Loss Analysis

Balance	$11,341,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	10.75	11.09	11.02	11.34
Principal Writedown	375.49 (0.00%)	3,230.33 (0.03%)	8,575.55 (0.08%)	12,379.77 (0.11%)
Total Collat Loss	130,324,692.02 (17.81%)	131,930,293.09 (18.03%)	119,016,885.42 (16.27%)	120,295,794.52 (16.44%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	10.325 CDR	8.809 CDR	9.238 CDR	7.89 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	114.12	152.49

z_ffml04fh4_mkt - Price/Yield - M6

Declaration First Loss Analysis

Balance	$9,878,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.27	11.59	11.54	11.85
Principal Writedown	7,984.27 (0.08%)	4,125.46 (0.04%)	2,280.86 (0.02%)	5,219.44 (0.05%)
Total Collat Loss	120,774,087.43 (16.51%)	122,230,850.02 (16.71%)	109,345,136.47 (14.94%)	110,501,027.47 (15.10%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.409 CDR	8.045 CDR	8.347 CDR	7.145 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	217.33	287.67

z_ffml04fh4_mkt - Price/Yield - M7

Declaration First Loss Analysis

Balance	$11,707,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.19	11.48	11.47	11.73
Principal Writedown	1,261.74 (0.01%)	3,336.16 (0.03%)	8,150.16 (0.07%)	9,839.67 (0.08%)
Total Collat Loss	109,208,190.35 (14.93%)	110,503,330.74 (15.10%)	97,691,759.57 (13.35%)	98,671,636.92 (13.49%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.34 CDR	7.15 CDR	7.312 CDR	6.273 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	0	0	466.82	571.36

z_ffml04fh4_mkt - Price/Yield - M9

Declaration First Loss Analysis

Balance	$8,780,000.00	Delay	0	
		Dated	12/29/2004	
Settle	12/29/2004	First Payment	1/25/2005	

WAL	12.25	12.51	12.57	12.80
Principal Writedown	6,065.88 (0.07%)	12,527.37 (0.14%)	3,119.65 (0.04%)	6,242.29 (0.07%)
Total Collat Loss	91,030,422.76 (12.44%)	92,054,221.32 (12.58%)	79,464,717.92 (10.86%)	80,220,303.07 (10.96%)
LIBOR	Foward	Foward	Foward +150bps	Foward +150bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	6.743 CDR	5.802 CDR	5.772 CDR	4.97 CDR
Loss Severity	65%	75%	65%	75%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
Total Basisrisk Shortfall	2,891.67	3,523.49	9,346.58	9,797.80

z_ffml04fh4_mkt - CF - M9 - 1 - bp 100 PricingSpeed 6.743 CDR, 65% Sev, Adv 100%, 12

bp, LIBOR_1MO=2.41500 . . ., LIBOR_6MO=2.72900 . . .
100 PricingSpeed
6.743 CDR, 65% Sev, Adv 100%, 12 Lag
dlnq 100%

Period	*Date*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*
Total		2,891.67		0
0	29-Dec-04	0	0	0
1	25-Jan-05	0	0	0
2	25-Feb-05	0	0	0
3	25-Mar-05	0	0	0
4	25-Apr-05	0	0	0
5	25-May-05	0	0	0
6	25-Jun-05	0	0	0
7	25-Jul-05	0	0	0
8	25-Aug-05	0	0	0
9	25-Sep-05	0	0	0
10	25-Oct-05	0	0	0
11	25-Nov-05	0	0	0
12	25-Dec-05	0	0	0
13	25-Jan-06	0	0	0
14	25-Feb-06	0	0	0
15	25-Mar-06	0	0	0
16	25-Apr-06	0	0	0
17	25-May-06	0	0	0
18	25-Jun-06	0	0	0
19	25-Jul-06	0	0	0
20	25-Aug-06	0	0	0
21	25-Sep-06	0	0	0
22	25-Oct-06	0	0	0
23	25-Nov-06	0	0	0
24	25-Dec-06	0	0	0
25	25-Jan-07	0	0	0
26	25-Feb-07	0	0	0
27	25-Mar-07	0	0	0
28	25-Apr-07	0	0	0
29	25-May-07	0	0	0
30	25-Jun-07	0	0	0
31	25-Jul-07	0	0	0
32	25-Aug-07	0	0	0
33	25-Sep-07	0	0	0
34	25-Oct-07	0	0	0
35	25-Nov-07	0	0	0
36	25-Dec-07	0	0	0
37	25-Jan-08	0	0	0
38	25-Feb-08	0	0	0
39	25-Mar-08	0	0	0
40	25-Apr-08	0	0	0
41	25-May-08	0	0	0
42	25-Jun-08	0	0	0
43	25-Jul-08	0	0	0
44	25-Aug-08	0	0	0
45	25-Sep-08	0	0	0
46	25-Oct-08	0	0	0
47	25-Nov-08	0	0	0
48	25-Dec-08	0	0	0
49	25-Jan-09	0	0	0
50	25-Feb-09	0	0	0
51	25-Mar-09	0	0	0
52	25-Apr-09	0	0	0
53	25-May-09	0	0	0
54	25-Jun-09	0	0	0
55	25-Jul-09	0	0	0
56	25-Aug-09	0	0	0
57	25-Sep-09	0	0	0
58	25-Oct-09	0	0	0
59	25-Nov-09	0	0	0
60	25-Dec-09	0	0	0
61	25-Jan-10	0	0	0
62	25-Feb-10	0	0	0
63	25-Mar-10	0	0	0
64	25-Apr-10	0	0	0
65	25-May-10	0	0	0
66	25-Jun-10	0	0	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		2,891.67		0
67	25-Jul-10	0	0	0
68	25-Aug-10	0	0	0
69	25-Sep-10	0	0	0
70	25-Oct-10	0	0	0
71	25-Nov-10	0	0	0
72	25-Dec-10	0	0	0
73	25-Jan-11	0	0	0
74	25-Feb-11	0	0	0
75	25-Mar-11	0	0	0
76	25-Apr-11	0	0	0
77	25-May-11	0	0	0
78	25-Jun-11	0	0	0
79	25-Jul-11	0	0	0
80	25-Aug-11	0	0	0
81	25-Sep-11	0	0	0
82	25-Oct-11	0	0	0
83	25-Nov-11	0	0	0
84	25-Dec-11	0	0	0
85	25-Jan-12	0	0	0
86	25-Feb-12	0	0	0
87	25-Mar-12	0	0	0
88	25-Apr-12	0	0	0
89	25-May-12	0	0	0
90	25-Jun-12	0	0	0
91	25-Jul-12	0	0	0
92	25-Aug-12	0	0	0
93	25-Sep-12	0	0	0
94	25-Oct-12	0	0	0
95	25-Nov-12	0	0	0
96	25-Dec-12	0	0	0
97	25-Jan-13	0	0	0
98	25-Feb-13	0	0	0
99	25-Mar-13	0	0	0
100	25-Apr-13	0	0	0
101	25-May-13	0	0	0
102	25-Jun-13	0	0	0
103	25-Jul-13	0	0	0
104	25-Aug-13	0	0	0
105	25-Sep-13	0	0	0
106	25-Oct-13	0	0	0
107	25-Nov-13	0	0	0
108	25-Dec-13	0	0	0
109	25-Jan-14	0	0	0
110	25-Feb-14	0	0	0
111	25-Mar-14	0	0	0
112	25-Apr-14	0	0	0
113	25-May-14	0	0	0
114	25-Jun-14	0	0	0
115	25-Jul-14	0	0	0
116	25-Aug-14	0	0	0
117	25-Sep-14	0	0	0
118	25-Oct-14	0	0	0
119	25-Nov-14	0	0	0
120	25-Dec-14	0	0	0
121	25-Jan-15	0	0	0
122	25-Feb-15	0	0	0
123	25-Mar-15	0	0	0
124	25-Apr-15	0	0	0
125	25-May-15	0	0	0
126	25-Jun-15	0	0	0
127	25-Jul-15	0	0	0
128	25-Aug-15	0	0	0
129	25-Sep-15	0	0	0
130	25-Oct-15	0	0	0
131	25-Nov-15	0	0	0
132	25-Dec-15	0	0	0
133	25-Jan-16	0	0	0
134	25-Feb-16	0	0	0
135	25-Mar-16	0	0	0
136	25-Apr-16	0	0	0
137	25-May-16	0	0	0
138	25-Jun-16	0	0	0
139	25-Jul-16	0	0	0
140	25-Aug-16	0	0	0
141	25-Sep-16	0	0	0
142	25-Oct-16	0	0	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		2,891.67		0
143	25-Nov-16	0	0	0
144	25-Dec-16	0	0	0
145	25-Jan-17	0	0	0
146	25-Feb-17	0	0	0
147	25-Mar-17	0	0	0
148	25-Apr-17	0	0	0
149	25-May-17	0	0	0
150	25-Jun-17	0	0	0
151	25-Jul-17	0	0	0
152	25-Aug-17	0	0	0
153	25-Sep-17	0	0	0
154	25-Oct-17	0	0	0
155	25-Nov-17	0	0	0
156	25-Dec-17	0	0	0
157	25-Jan-18	0	0	0
158	25-Feb-18	0	0	0
159	25-Mar-18	0	0	0
160	25-Apr-18	0	0	0
161	25-May-18	0	0	0
162	25-Jun-18	0	0	0
163	25-Jul-18	0	0	0
164	25-Aug-18	0	0	0
165	25-Sep-18	0	0	0
166	25-Oct-18	0	0	0
167	25-Nov-18	0	0	0
168	25-Dec-18	0	0	0
169	25-Jan-19	0	0	0
170	25-Feb-19	0	0	0
171	25-Mar-19	0	0	0
172	25-Apr-19	0	0	0
173	25-May-19	0	0	0
174	25-Jun-19	0	0	0
175	25-Jul-19	0	0	0
176	25-Aug-19	0	0	0
177	25-Sep-19	0	0	0
178	25-Oct-19	0	0	0
179	25-Nov-19	0	0	0
180	25-Dec-19	0	0	0
181	25-Jan-20	0	0	0
182	25-Feb-20	0	0	0
183	25-Mar-20	0	0	0
184	25-Apr-20	0	0	0
185	25-May-20	0	0	0
186	25-Jun-20	0	0	0
187	25-Jul-20	0	0	0
188	25-Aug-20	3.85	3.85	0
189	25-Sep-20	14.71	18.56	0
190	25-Oct-20	0	18.56	0
191	25-Nov-20	34.11	52.67	0
192	25-Dec-20	0	52.67	0
193	25-Jan-21	43.22	95.89	0
194	25-Feb-21	50.34	146.23	0
195	25-Mar-21	0	146.23	0
196	25-Apr-21	61.47	207.7	0
197	25-May-21	0	207.7	0
198	25-Jun-21	68.88	276.58	0
199	25-Jul-21	0	276.58	0
200	25-Aug-21	74.92	351.5	0
201	25-Sep-21	77.36	428.86	0
202	25-Oct-21	0	428.86	0
203	25-Nov-21	81.44	510.3	0
204	25-Dec-21	0	510.3	0
205	25-Jan-22	84.12	594.42	0
206	25-Feb-22	84.7	679.12	0
207	25-Mar-22	0	679.12	0
208	25-Apr-22	85.36	764.48	0
209	25-May-22	1.32	765.8	0
210	25-Jun-22	85.65	851.45	0
211	25-Jul-22	7.55	859.01	0
212	25-Aug-22	84.92	943.93	0
213	25-Sep-22	83.84	1,027.77	0
214	25-Oct-22	12.52	1,040.29	0
215	25-Nov-22	81.34	1,121.63	0
216	25-Dec-22	15.77	1,137.40	0
217	25-Jan-23	80.76	1,218.17	0
218	25-Feb-23	78.82	1,296.98	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		2,891.67		0
219	25-Mar-23	0	1,296.98	0
220	25-Apr-23	75.18	1,372.16	0
221	25-May-23	18.48	1,390.64	0
222	25-Jun-23	72.62	1,463.26	0
223	25-Jul-23	20.84	1,484.10	0
224	25-Aug-23	69.47	1,553.57	0
225	25-Sep-23	67.15	1,620.72	0
226	25-Oct-23	19.09	1,639.81	0
227	25-Nov-23	62.4	1,702.21	0
228	25-Dec-23	19.3	1,721.51	0
229	25-Jan-24	60.71	1,782.22	0
230	25-Feb-24	58.19	1,840.41	0
231	25-Mar-24	0	1,840.41	0
232	25-Apr-24	53.3	1,893.71	0
233	25-May-24	15.39	1,909.10	0
234	25-Jun-24	50.05	1,959.16	0
235	25-Jul-24	16.11	1,975.26	0
236	25-Aug-24	46.49	2,021.76	0
237	25-Sep-24	44.16	2,065.92	0
238	25-Oct-24	12.2	2,078.12	0
239	25-Nov-24	39.39	2,117.51	0
240	25-Dec-24	10.65	2,128.16	0
241	25-Jan-25	37.28	2,165.44	0
242	25-Feb-25	36.66	2,202.09	0
243	25-Mar-25	0	2,202.09	0
244	25-Apr-25	35.3	2,237.39	0
245	25-May-25	11.61	2,249.00	0
246	25-Jun-25	34.12	2,283.12	0
247	25-Jul-25	12.08	2,295.20	0
248	25-Aug-25	32.03	2,327.23	0
249	25-Sep-25	30.65	2,357.87	0
250	25-Oct-25	12.14	2,370.01	0
251	25-Nov-25	28.06	2,398.07	0
252	25-Dec-25	12.23	2,410.31	0
253	25-Jan-26	25.92	2,436.23	0
254	25-Feb-26	24.81	2,461.04	0
255	25-Mar-26	0	2,461.04	0
256	25-Apr-26	22.72	2,483.76	0
257	25-May-26	11.94	2,495.70	0
258	25-Jun-26	20.91	2,516.61	0
259	25-Jul-26	11.9	2,528.51	0
260	25-Aug-26	19.24	2,547.74	0
261	25-Sep-26	18.41	2,566.16	0
262	25-Oct-26	11.47	2,577.63	0
263	25-Nov-26	16.88	2,594.51	0
264	25-Dec-26	11.26	2,605.77	0
265	25-Jan-27	15.6	2,621.37	0
266	25-Feb-27	14.94	2,636.31	0
267	25-Mar-27	0	2,636.31	0
268	25-Apr-27	13.7	2,650.01	0
269	25-May-27	10.45	2,660.46	0
270	25-Jun-27	12.52	2,672.99	0
271	25-Jul-27	10.07	2,683.06	0
272	25-Aug-27	11.4	2,694.46	0
273	25-Sep-27	10.85	2,705.31	0
274	25-Oct-27	9.36	2,714.67	0
275	25-Nov-27	9.83	2,724.50	0
276	25-Dec-27	8.94	2,733.44	0
277	25-Jan-28	8.98	2,742.42	0
278	25-Feb-28	8.54	2,750.96	0
279	25-Mar-28	1.36	2,752.33	0
280	25-Apr-28	7.73	2,760.05	0
281	25-May-28	7.35	2,767.40	0
282	25-Jun-28	7.02	2,774.43	0
283	25-Jul-28	6.7	2,781.13	0
284	25-Aug-28	6.37	2,787.50	0
285	25-Sep-28	6.05	2,793.55	0
286	25-Oct-28	5.75	2,799.30	0
287	25-Nov-28	5.46	2,804.76	0
288	25-Dec-28	5.21	2,809.98	0
289	25-Jan-29	4.97	2,814.94	0
290	25-Feb-29	4.72	2,819.66	0
291	25-Mar-29	0	2,819.66	0
292	25-Apr-29	4.25	2,823.91	0
293	25-May-29	4.03	2,827.95	0
294	25-Jun-29	3.84	2,831.79	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		2,891.67		0
295	25-Jul-29	3.66	2,835.45	0
296	25-Aug-29	3.47	2,838.92	0
297	25-Sep-29	3.29	2,842.21	0
298	25-Oct-29	3.12	2,845.32	0
299	25-Nov-29	2.95	2,848.28	0
300	25-Dec-29	2.81	2,851.09	0
301	25-Jan-30	2.67	2,853.76	0
302	25-Feb-30	2.53	2,856.29	0
303	25-Mar-30	0	2,856.29	0
304	25-Apr-30	2.27	2,858.55	0
305	25-May-30	2.14	2,860.70	0
306	25-Jun-30	2.03	2,862.73	0
307	25-Jul-30	1.93	2,864.66	0
308	25-Aug-30	1.82	2,866.48	0
309	25-Sep-30	1.72	2,868.20	0
310	25-Oct-30	1.63	2,869.83	0
311	25-Nov-30	1.54	2,871.36	0
312	25-Dec-30	1.45	2,872.82	0
313	25-Jan-31	1.37	2,874.19	0
314	25-Feb-31	1.3	2,875.49	0
315	25-Mar-31	0	2,875.49	0
316	25-Apr-31	1.15	2,876.64	0
317	25-May-31	1.08	2,877.72	0
318	25-Jun-31	1.02	2,878.75	0
319	25-Jul-31	0.96	2,879.71	0
320	25-Aug-31	0.91	2,880.62	0
321	25-Sep-31	0.85	2,881.47	0
322	25-Oct-31	0.8	2,882.27	0
323	25-Nov-31	0.75	2,883.02	0
324	25-Dec-31	0.7	2,883.72	0
325	25-Jan-32	0.66	2,884.38	0
326	25-Feb-32	0.62	2,885.00	0
327	25-Mar-32	0.58	2,885.58	0
328	25-Apr-32	0.54	2,886.12	0
329	25-May-32	0.51	2,886.63	0
330	25-Jun-32	0.47	2,887.10	0
331	25-Jul-32	0.44	2,887.54	0
332	25-Aug-32	0.41	2,887.95	0
333	25-Sep-32	0.38	2,888.33	0
334	25-Oct-32	0.35	2,888.69	0
335	25-Nov-32	0.33	2,889.01	0
336	25-Dec-32	0.3	2,889.32	0
337	25-Jan-33	0.28	2,889.60	0
338	25-Feb-33	0.26	2,889.86	0
339	25-Mar-33	0	2,889.86	0
340	25-Apr-33	0.22	2,890.08	0
341	25-May-33	0.2	2,890.28	0
342	25-Jun-33	0.18	2,890.46	0
343	25-Jul-33	0.17	2,890.63	0
344	25-Aug-33	0.15	2,890.78	0
345	25-Sep-33	0.14	2,890.92	0
346	25-Oct-33	0.12	2,891.04	0
347	25-Nov-33	0.11	2,891.15	0
348	25-Dec-33	0.1	2,891.25	0
349	25-Jan-34	0.09	2,891.34	0
350	25-Feb-34	0.08	2,891.42	0
351	25-Mar-34	0	2,891.42	0
352	25-Apr-34	0.06	2,891.48	0
353	25-May-34	0.05	2,891.53	0
354	25-Jun-34	0.04	2,891.57	0
355	25-Jul-34	0.03	2,891.60	0
356	25-Aug-34	0.03	2,891.63	0
357	25-Sep-34	0.02	2,891.65	0
358	25-Oct-34	0.01	2,891.66	0
359	25-Nov-34	0.01	2,891.67	0
360	25-Dec-34	0	2,891.67	0

z_ffml04fh4_mkt - CF - M9 - 2 - bp 100 PricingSpeed 5.802 CDR, 75% Sev, Adv 100%, 12

bp, LIBOR_1MO=2.41500 . . ., LIBOR_6MO=2.72900 . . .
100 PricingSpeed
5.802 CDR, 75% Sev, Adv 100%, 12 Lag
dlnq 100%

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		3,523.49		0
0	29-Dec-04	0	0	0
1	25-Jan-05	0	0	0
2	25-Feb-05	0	0	0
3	25-Mar-05	0	0	0
4	25-Apr-05	0	0	0
5	25-May-05	0	0	0
6	25-Jun-05	0	0	0
7	25-Jul-05	0	0	0
8	25-Aug-05	0	0	0
9	25-Sep-05	0	0	0
10	25-Oct-05	0	0	0
11	25-Nov-05	0	0	0
12	25-Dec-05	0	0	0
13	25-Jan-06	0	0	0
14	25-Feb-06	0	0	0
15	25-Mar-06	0	0	0
16	25-Apr-06	0	0	0
17	25-May-06	0	0	0
18	25-Jun-06	0	0	0
19	25-Jul-06	0	0	0
20	25-Aug-06	0	0	0
21	25-Sep-06	0	0	0
22	25-Oct-06	0	0	0
23	25-Nov-06	0	0	0
24	25-Dec-06	0	0	0
25	25-Jan-07	0	0	0
26	25-Feb-07	0	0	0
27	25-Mar-07	0	0	0
28	25-Apr-07	0	0	0
29	25-May-07	0	0	0
30	25-Jun-07	0	0	0
31	25-Jul-07	0	0	0
32	25-Aug-07	0	0	0
33	25-Sep-07	0	0	0
34	25-Oct-07	0	0	0
35	25-Nov-07	0	0	0
36	25-Dec-07	0	0	0
37	25-Jan-08	0	0	0
38	25-Feb-08	0	0	0
39	25-Mar-08	0	0	0
40	25-Apr-08	0	0	0
41	25-May-08	0	0	0
42	25-Jun-08	0	0	0
43	25-Jul-08	0	0	0
44	25-Aug-08	0	0	0
45	25-Sep-08	0	0	0
46	25-Oct-08	0	0	0
47	25-Nov-08	0	0	0
48	25-Dec-08	0	0	0
49	25-Jan-09	0	0	0
50	25-Feb-09	0	0	0
51	25-Mar-09	0	0	0
52	25-Apr-09	0	0	0
53	25-May-09	0	0	0
54	25-Jun-09	0	0	0
55	25-Jul-09	0	0	0
56	25-Aug-09	0	0	0
57	25-Sep-09	0	0	0
58	25-Oct-09	0	0	0
59	25-Nov-09	0	0	0
60	25-Dec-09	0	0	0
61	25-Jan-10	0	0	0
62	25-Feb-10	0	0	0
63	25-Mar-10	0	0	0
64	25-Apr-10	0	0	0
65	25-May-10	0	0	0
66	25-Jun-10	0	0	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		3,523.49		0
67	25-Jul-10	0	0	0
68	25-Aug-10	0	0	0
69	25-Sep-10	0	0	0
70	25-Oct-10	0	0	0
71	25-Nov-10	0	0	0
72	25-Dec-10	0	0	0
73	25-Jan-11	0	0	0
74	25-Feb-11	0	0	0
75	25-Mar-11	0	0	0
76	25-Apr-11	0	0	0
77	25-May-11	0	0	0
78	25-Jun-11	0	0	0
79	25-Jul-11	0	0	0
80	25-Aug-11	0	0	0
81	25-Sep-11	0	0	0
82	25-Oct-11	0	0	0
83	25-Nov-11	0	0	0
84	25-Dec-11	0	0	0
85	25-Jan-12	0	0	0
86	25-Feb-12	0	0	0
87	25-Mar-12	0	0	0
88	25-Apr-12	0	0	0
89	25-May-12	0	0	0
90	25-Jun-12	0	0	0
91	25-Jul-12	0	0	0
92	25-Aug-12	0	0	0
93	25-Sep-12	0	0	0
94	25-Oct-12	0	0	0
95	25-Nov-12	0	0	0
96	25-Dec-12	0	0	0
97	25-Jan-13	0	0	0
98	25-Feb-13	0	0	0
99	25-Mar-13	0	0	0
100	25-Apr-13	0	0	0
101	25-May-13	0	0	0
102	25-Jun-13	0	0	0
103	25-Jul-13	0	0	0
104	25-Aug-13	0	0	0
105	25-Sep-13	0	0	0
106	25-Oct-13	0	0	0
107	25-Nov-13	0	0	0
108	25-Dec-13	0	0	0
109	25-Jan-14	0	0	0
110	25-Feb-14	0	0	0
111	25-Mar-14	0	0	0
112	25-Apr-14	0	0	0
113	25-May-14	0	0	0
114	25-Jun-14	0	0	0
115	25-Jul-14	0	0	0
116	25-Aug-14	0	0	0
117	25-Sep-14	0	0	0
118	25-Oct-14	0	0	0
119	25-Nov-14	0	0	0
120	25-Dec-14	0	0	0
121	25-Jan-15	0	0	0
122	25-Feb-15	0	0	0
123	25-Mar-15	0	0	0
124	25-Apr-15	0	0	0
125	25-May-15	0	0	0
126	25-Jun-15	0	0	0
127	25-Jul-15	0	0	0
128	25-Aug-15	0	0	0
129	25-Sep-15	0	0	0
130	25-Oct-15	0	0	0
131	25-Nov-15	0	0	0
132	25-Dec-15	0	0	0
133	25-Jan-16	0	0	0
134	25-Feb-16	0	0	0
135	25-Mar-16	0	0	0
136	25-Apr-16	0	0	0
137	25-May-16	0	0	0
138	25-Jun-16	0	0	0
139	25-Jul-16	0	0	0
140	25-Aug-16	0	0	0
141	25-Sep-16	0	0	0
142	25-Oct-16	0	0	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		3,523.49		0
143	25-Nov-16	0	0	0
144	25-Dec-16	0	0	0
145	25-Jan-17	0	0	0
146	25-Feb-17	0	0	0
147	25-Mar-17	0	0	0
148	25-Apr-17	0	0	0
149	25-May-17	0	0	0
150	25-Jun-17	0	0	0
151	25-Jul-17	0	0	0
152	25-Aug-17	0	0	0
153	25-Sep-17	0	0	0
154	25-Oct-17	0	0	0
155	25-Nov-17	0	0	0
156	25-Dec-17	0	0	0
157	25-Jan-18	0	0	0
158	25-Feb-18	0	0	0
159	25-Mar-18	0	0	0
160	25-Apr-18	0	0	0
161	25-May-18	0	0	0
162	25-Jun-18	0	0	0
163	25-Jul-18	0	0	0
164	25-Aug-18	0	0	0
165	25-Sep-18	0	0	0
166	25-Oct-18	0	0	0
167	25-Nov-18	0	0	0
168	25-Dec-18	0	0	0
169	25-Jan-19	0	0	0
170	25-Feb-19	0	0	0
171	25-Mar-19	0	0	0
172	25-Apr-19	0	0	0
173	25-May-19	0	0	0
174	25-Jun-19	0	0	0
175	25-Jul-19	0	0	0
176	25-Aug-19	0	0	0
177	25-Sep-19	0	0	0
178	25-Oct-19	0	0	0
179	25-Nov-19	0	0	0
180	25-Dec-19	0	0	0
181	25-Jan-20	0	0	0
182	25-Feb-20	0	0	0
183	25-Mar-20	0	0	0
184	25-Apr-20	0	0	0
185	25-May-20	0	0	0
186	25-Jun-20	0	0	0
187	25-Jul-20	0	0	0
188	25-Aug-20	3.88	3.88	0
189	25-Sep-20	16.57	20.44	0
190	25-Oct-20	0	20.44	0
191	25-Nov-20	39.3	59.74	0
192	25-Dec-20	0	59.74	0
193	25-Jan-21	50.08	109.82	0
194	25-Feb-21	58.51	168.33	0
195	25-Mar-21	0	168.33	0
196	25-Apr-21	71.75	240.08	0
197	25-May-21	0	240.08	0
198	25-Jun-21	80.67	320.75	0
199	25-Jul-21	0	320.75	0
200	25-Aug-21	88.01	408.77	0
201	25-Sep-21	91.02	499.79	0
202	25-Oct-21	0	499.79	0
203	25-Nov-21	96.1	595.89	0
204	25-Dec-21	0	595.89	0
205	25-Jan-22	99.55	695.44	0
206	25-Feb-22	100.37	795.81	0
207	25-Mar-22	0	795.81	0
208	25-Apr-22	101.44	897.25	0
209	25-May-22	1.22	898.47	0
210	25-Jun-22	102.08	1,000.55	0
211	25-Jul-22	8.71	1,009.25	0
212	25-Aug-22	101.49	1,110.75	0
213	25-Sep-22	100.35	1,211.09	0
214	25-Oct-22	14.74	1,225.83	0
215	25-Nov-22	97.63	1,323.46	0
216	25-Dec-22	18.72	1,342.18	0
217	25-Jan-23	97.22	1,439.41	0
218	25-Feb-23	95.02	1,534.43	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		3,523.49		0
219	25-Mar-23	0	1,534.43	0
220	25-Apr-23	90.91	1,625.33	0
221	25-May-23	22.19	1,647.53	0
222	25-Jun-23	88.09	1,735.62	0
223	25-Jul-23	25.15	1,760.77	0
224	25-Aug-23	84.54	1,845.30	0
225	25-Sep-23	81.84	1,927.14	0
226	25-Oct-23	23.16	1,950.30	0
227	25-Nov-23	76.29	2,026.59	0
228	25-Dec-23	23.5	2,050.09	0
229	25-Jan-24	74.48	2,124.57	0
230	25-Feb-24	71.52	2,196.09	0
231	25-Mar-24	0	2,196.09	0
232	25-Apr-24	65.73	2,261.82	0
233	25-May-24	18.9	2,280.72	0
234	25-Jun-24	61.95	2,342.67	0
235	25-Jul-24	19.87	2,362.54	0
236	25-Aug-24	57.76	2,420.30	0
237	25-Sep-24	54.97	2,475.26	0
238	25-Oct-24	15.11	2,490.37	0
239	25-Nov-24	49.21	2,539.58	0
240	25-Dec-24	13.24	2,552.82	0
241	25-Jan-25	46.77	2,599.59	0
242	25-Feb-25	46.08	2,645.67	0
243	25-Mar-25	0	2,645.67	0
244	25-Apr-25	44.57	2,690.23	0
245	25-May-25	14.62	2,704.85	0
246	25-Jun-25	43.27	2,748.12	0
247	25-Jul-25	15.29	2,763.42	0
248	25-Aug-25	40.96	2,804.37	0
249	25-Sep-25	39.28	2,843.66	0
250	25-Oct-25	15.48	2,859.14	0
251	25-Nov-25	36.15	2,895.29	0
252	25-Dec-25	15.69	2,910.97	0
253	25-Jan-26	33.56	2,944.54	0
254	25-Feb-26	32.2	2,976.74	0
255	25-Mar-26	0	2,976.74	0
256	25-Apr-26	29.6	3,006.34	0
257	25-May-26	15.42	3,021.75	0
258	25-Jun-26	27.08	3,048.84	0
259	25-Jul-26	15.27	3,064.11	0
260	25-Aug-26	24.75	3,088.86	0
261	25-Sep-26	23.62	3,112.48	0
262	25-Oct-26	14.58	3,127.06	0
263	25-Nov-26	21.49	3,148.55	0
264	25-Dec-26	14.2	3,162.75	0
265	25-Jan-27	19.71	3,182.46	0
266	25-Feb-27	18.8	3,201.26	0
267	25-Mar-27	0	3,201.26	0
268	25-Apr-27	17.09	3,218.35	0
269	25-May-27	12.94	3,231.29	0
270	25-Jun-27	15.6	3,246.90	0
271	25-Jul-27	12.49	3,259.39	0
272	25-Aug-27	14.23	3,273.62	0
273	25-Sep-27	13.56	3,287.18	0
274	25-Oct-27	11.64	3,298.82	0
275	25-Nov-27	12.31	3,311.13	0
276	25-Dec-27	11.15	3,322.28	0
277	25-Jan-28	11.26	3,333.53	0
278	25-Feb-28	10.72	3,344.25	0
279	25-Mar-28	1.68	3,345.92	0
280	25-Apr-28	9.71	3,355.64	0
281	25-May-28	9.25	3,364.88	0
282	25-Jun-28	8.84	3,373.72	0
283	25-Jul-28	8.44	3,382.17	0
284	25-Aug-28	8.03	3,390.20	0
285	25-Sep-28	7.64	3,397.84	0
286	25-Oct-28	7.27	3,405.11	0
287	25-Nov-28	6.91	3,412.02	0
288	25-Dec-28	6.6	3,418.61	0
289	25-Jan-29	6.29	3,424.91	0
290	25-Feb-29	5.98	3,430.89	0
291	25-Mar-29	0	3,430.89	0
292	25-Apr-29	5.4	3,436.29	0
293	25-May-29	5.13	3,441.41	0
294	25-Jun-29	4.89	3,446.30	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		3,523.49		0
295	25-Jul-29	4.66	3,450.96	0
296	25-Aug-29	4.42	3,455.38	0
297	25-Sep-29	4.2	3,459.58	0
298	25-Oct-29	3.98	3,463.56	0
299	25-Nov-29	3.77	3,467.33	0
300	25-Dec-29	3.59	3,470.93	0
301	25-Jan-30	3.42	3,474.34	0
302	25-Feb-30	3.24	3,477.58	0
303	25-Mar-30	0	3,477.58	0
304	25-Apr-30	2.91	3,480.49	0
305	25-May-30	2.75	3,483.24	0
306	25-Jun-30	2.61	3,485.86	0
307	25-Jul-30	2.48	3,488.34	0
308	25-Aug-30	2.35	3,490.69	0
309	25-Sep-30	2.22	3,492.91	0
310	25-Oct-30	2.1	3,495.00	0
311	25-Nov-30	1.98	3,496.99	0
312	25-Dec-30	1.88	3,498.86	0
313	25-Jan-31	1.78	3,500.64	0
314	25-Feb-31	1.68	3,502.32	0
315	25-Mar-31	0	3,502.32	0
316	25-Apr-31	1.49	3,503.81	0
317	25-May-31	1.41	3,505.22	0
318	25-Jun-31	1.33	3,506.55	0
319	25-Jul-31	1.25	3,507.80	0
320	25-Aug-31	1.18	3,508.98	0
321	25-Sep-31	1.11	3,510.09	0
322	25-Oct-31	1.04	3,511.13	0
323	25-Nov-31	0.98	3,512.11	0
324	25-Dec-31	0.92	3,513.03	0
325	25-Jan-32	0.86	3,513.89	0
326	25-Feb-32	0.81	3,514.70	0
327	25-Mar-32	0.76	3,515.46	0
328	25-Apr-32	0.71	3,516.17	0
329	25-May-32	0.66	3,516.83	0
330	25-Jun-32	0.62	3,517.45	0
331	25-Jul-32	0.58	3,518.03	0
332	25-Aug-32	0.54	3,518.57	0
333	25-Sep-32	0.5	3,519.07	0
334	25-Oct-32	0.47	3,519.54	0
335	25-Nov-32	0.43	3,519.97	0
336	25-Dec-32	0.4	3,520.37	0
337	25-Jan-33	0.37	3,520.74	0
338	25-Feb-33	0.34	3,521.09	0
339	25-Mar-33	0	3,521.09	0
340	25-Apr-33	0.29	3,521.38	0
341	25-May-33	0.27	3,521.64	0
342	25-Jun-33	0.24	3,521.89	0
343	25-Jul-33	0.22	3,522.11	0
344	25-Aug-33	0.2	3,522.31	0
345	25-Sep-33	0.18	3,522.49	0
346	25-Oct-33	0.17	3,522.66	0
347	25-Nov-33	0.15	3,522.81	0
348	25-Dec-33	0.13	3,522.94	0
349	25-Jan-34	0.12	3,523.06	0
350	25-Feb-34	0.1	3,523.16	0
351	25-Mar-34	0	3,523.16	0
352	25-Apr-34	0.08	3,523.24	0
353	25-May-34	0.07	3,523.30	0
354	25-Jun-34	0.06	3,523.36	0
355	25-Jul-34	0.04	3,523.40	0
356	25-Aug-34	0.04	3,523.44	0
357	25-Sep-34	0.03	3,523.46	0
358	25-Oct-34	0.02	3,523.48	0
359	25-Nov-34	0.01	3,523.49	0
360	25-Dec-34	0	3,523.49	0

z_ffml04fh4_mkt - CF - M9 - 3 - 150bp 100 PricingSpeed 5.772 CDR, 65% Sev, Adv 100%,

150bp, LIBOR_1MO=2.41500 . . ., LIBOR_6MO=2.72900 . . .
100 PricingSpeed
5.772 CDR, 65% Sev, Adv 100%, 12 Lag
dlnq 100%

Period	*Date*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*
Total		9,346.58		0
0	29-Dec-04	0	0	0
1	25-Jan-05	0	0	0
2	25-Feb-05	0	0	0
3	25-Mar-05	0	0	0
4	25-Apr-05	0	0	0
5	25-May-05	0	0	0
6	25-Jun-05	0	0	0
7	25-Jul-05	0	0	0
8	25-Aug-05	0	0	0
9	25-Sep-05	0	0	0
10	25-Oct-05	0	0	0
11	25-Nov-05	0	0	0
12	25-Dec-05	0	0	0
13	25-Jan-06	0	0	0
14	25-Feb-06	0	0	0
15	25-Mar-06	0	0	0
16	25-Apr-06	289.48	289.48	0
17	25-May-06	0	289.48	0
18	25-Jun-06	912.26	1,201.75	0
19	25-Jul-06	0	1,201.75	0
20	25-Aug-06	1,672.51	2,874.25	0
21	25-Sep-06	1,813.28	4,687.54	0
22	25-Oct-06	0	4,687.54	0
23	25-Nov-06	935.3	5,622.84	0
24	25-Dec-06	0	5,622.84	0
25	25-Jan-07	0	5,622.84	0
26	25-Feb-07	0	5,622.84	0
27	25-Mar-07	0	5,622.84	0
28	25-Apr-07	0	5,622.84	0
29	25-May-07	0	5,622.84	0
30	25-Jun-07	0	5,622.84	0
31	25-Jul-07	0	5,622.84	0
32	25-Aug-07	0	5,622.84	0
33	25-Sep-07	0	5,622.84	0
34	25-Oct-07	0	5,622.84	0
35	25-Nov-07	0	5,622.84	0
36	25-Dec-07	0	5,622.84	0
37	25-Jan-08	0	5,622.84	0
38	25-Feb-08	0	5,622.84	0
39	25-Mar-08	0	5,622.84	0
40	25-Apr-08	0	5,622.84	0
41	25-May-08	0	5,622.84	0
42	25-Jun-08	0	5,622.84	0
43	25-Jul-08	0	5,622.84	0
44	25-Aug-08	0	5,622.84	0
45	25-Sep-08	0	5,622.84	0
46	25-Oct-08	0	5,622.84	0
47	25-Nov-08	0	5,622.84	0
48	25-Dec-08	0	5,622.84	0
49	25-Jan-09	0	5,622.84	0
50	25-Feb-09	0	5,622.84	0
51	25-Mar-09	0	5,622.84	0
52	25-Apr-09	0	5,622.84	0
53	25-May-09	0	5,622.84	0
54	25-Jun-09	0	5,622.84	0
55	25-Jul-09	0	5,622.84	0
56	25-Aug-09	0	5,622.84	0
57	25-Sep-09	0	5,622.84	0
58	25-Oct-09	0	5,622.84	0
59	25-Nov-09	0	5,622.84	0
60	25-Dec-09	0	5,622.84	0
61	25-Jan-10	0	5,622.84	0
62	25-Feb-10	0	5,622.84	0
63	25-Mar-10	0	5,622.84	0
64	25-Apr-10	0	5,622.84	0
65	25-May-10	0	5,622.84	0
66	25-Jun-10	0	5,622.84	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,346.58		0
67	25-Jul-10	0	5,622.84	0
68	25-Aug-10	0	5,622.84	0
69	25-Sep-10	0	5,622.84	0
70	25-Oct-10	0	5,622.84	0
71	25-Nov-10	0	5,622.84	0
72	25-Dec-10	0	5,622.84	0
73	25-Jan-11	0	5,622.84	0
74	25-Feb-11	0	5,622.84	0
75	25-Mar-11	0	5,622.84	0
76	25-Apr-11	0	5,622.84	0
77	25-May-11	0	5,622.84	0
78	25-Jun-11	0	5,622.84	0
79	25-Jul-11	0	5,622.84	0
80	25-Aug-11	0	5,622.84	0
81	25-Sep-11	0	5,622.84	0
82	25-Oct-11	0	5,622.84	0
83	25-Nov-11	0	5,622.84	0
84	25-Dec-11	0	5,622.84	0
85	25-Jan-12	0	5,622.84	0
86	25-Feb-12	0	5,622.84	0
87	25-Mar-12	0	5,622.84	0
88	25-Apr-12	0	5,622.84	0
89	25-May-12	0	5,622.84	0
90	25-Jun-12	0	5,622.84	0
91	25-Jul-12	0	5,622.84	0
92	25-Aug-12	0	5,622.84	0
93	25-Sep-12	0	5,622.84	0
94	25-Oct-12	0	5,622.84	0
95	25-Nov-12	0	5,622.84	0
96	25-Dec-12	0	5,622.84	0
97	25-Jan-13	0	5,622.84	0
98	25-Feb-13	0	5,622.84	0
99	25-Mar-13	0	5,622.84	0
100	25-Apr-13	0	5,622.84	0
101	25-May-13	0	5,622.84	0
102	25-Jun-13	0	5,622.84	0
103	25-Jul-13	0	5,622.84	0
104	25-Aug-13	0	5,622.84	0
105	25-Sep-13	0	5,622.84	0
106	25-Oct-13	0	5,622.84	0
107	25-Nov-13	0	5,622.84	0
108	25-Dec-13	0	5,622.84	0
109	25-Jan-14	0	5,622.84	0
110	25-Feb-14	0	5,622.84	0
111	25-Mar-14	0	5,622.84	0
112	25-Apr-14	0	5,622.84	0
113	25-May-14	0	5,622.84	0
114	25-Jun-14	0	5,622.84	0
115	25-Jul-14	0	5,622.84	0
116	25-Aug-14	0	5,622.84	0
117	25-Sep-14	0	5,622.84	0
118	25-Oct-14	0	5,622.84	0
119	25-Nov-14	0	5,622.84	0
120	25-Dec-14	0	5,622.84	0
121	25-Jan-15	0	5,622.84	0
122	25-Feb-15	0	5,622.84	0
123	25-Mar-15	0	5,622.84	0
124	25-Apr-15	0	5,622.84	0
125	25-May-15	0	5,622.84	0
126	25-Jun-15	0	5,622.84	0
127	25-Jul-15	0	5,622.84	0
128	25-Aug-15	0	5,622.84	0
129	25-Sep-15	0	5,622.84	0
130	25-Oct-15	0	5,622.84	0
131	25-Nov-15	0	5,622.84	0
132	25-Dec-15	0	5,622.84	0
133	25-Jan-16	0	5,622.84	0
134	25-Feb-16	0	5,622.84	0
135	25-Mar-16	0	5,622.84	0
136	25-Apr-16	0	5,622.84	0
137	25-May-16	0	5,622.84	0
138	25-Jun-16	0	5,622.84	0
139	25-Jul-16	0	5,622.84	0
140	25-Aug-16	16.65	5,639.50	0
141	25-Sep-16	114.4	5,753.90	0
142	25-Oct-16	0	5,753.90	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,346.58		0
143	25-Nov-16	296.85	6,050.75	0
144	25-Dec-16	0	6,050.75	0
145	25-Jan-17	277.87	6,328.63	0
146	25-Feb-17	266.4	6,595.03	0
147	25-Mar-17	0	6,595.03	0
148	25-Apr-17	244.68	6,839.71	0
149	25-May-17	0	6,839.71	0
150	25-Jun-17	173.39	7,013.11	0
151	25-Jul-17	0	7,013.11	0
152	25-Aug-17	110.9	7,124.01	0
153	25-Sep-17	106.31	7,230.32	0
154	25-Oct-17	67.97	7,298.29	0
155	25-Nov-17	97.66	7,395.95	0
156	25-Dec-17	75.84	7,471.79	0
157	25-Jan-18	51.71	7,523.50	0
158	25-Feb-18	49.57	7,573.07	0
159	25-Mar-18	0	7,573.07	0
160	25-Apr-18	45.52	7,618.59	0
161	25-May-18	43.62	7,662.21	0
162	25-Jun-18	38.45	7,700.66	0
163	25-Jul-18	33.26	7,733.92	0
164	25-Aug-18	31.88	7,765.80	0
165	25-Sep-18	30.56	7,796.36	0
166	25-Oct-18	29.29	7,825.65	0
167	25-Nov-18	28.07	7,853.72	0
168	25-Dec-18	28.39	7,882.11	0
169	25-Jan-19	31.15	7,913.26	0
170	25-Feb-19	29.86	7,943.12	0
171	25-Mar-19	0	7,943.12	0
172	25-Apr-19	27.41	7,970.53	0
173	25-May-19	26.28	7,996.82	0
174	25-Jun-19	33.19	8,030.01	0
175	25-Jul-19	44.71	8,074.72	0
176	25-Aug-19	42.85	8,117.57	0
177	25-Sep-19	41.06	8,158.63	0
178	25-Oct-19	39.35	8,197.97	0
179	25-Nov-19	37.71	8,235.69	0
180	25-Dec-19	42.98	8,278.67	0
181	25-Jan-20	45.88	8,324.55	0
182	25-Feb-20	43.96	8,368.51	0
183	25-Mar-20	42.12	8,410.63	0
184	25-Apr-20	40.36	8,450.99	0
185	25-May-20	38.67	8,489.65	0
186	25-Jun-20	32.83	8,522.48	0
187	25-Jul-20	26.61	8,549.09	0
188	25-Aug-20	25.49	8,574.58	0
189	25-Sep-20	24.42	8,599.00	0
190	25-Oct-20	23.4	8,622.40	0
191	25-Nov-20	22.41	8,644.81	0
192	25-Dec-20	19.19	8,664.00	0
193	25-Jan-21	16.01	8,680.01	0
194	25-Feb-21	15.34	8,695.35	0
195	25-Mar-21	14.69	8,710.05	0
196	25-Apr-21	14.08	8,724.12	0
197	25-May-21	13.48	8,737.61	0
198	25-Jun-21	12.19	8,749.80	0
199	25-Jul-21	10.75	8,760.55	0
200	25-Aug-21	10.3	8,770.84	0
201	25-Sep-21	9.86	8,780.71	0
202	25-Oct-21	9.45	8,790.15	0
203	25-Nov-21	9.05	8,799.20	0
204	25-Dec-21	8.61	8,807.81	0
205	25-Jan-22	8.29	8,816.10	0
206	25-Feb-22	7.94	8,824.04	0
207	25-Mar-22	7.61	8,831.65	0
208	25-Apr-22	7.28	8,838.94	0
209	25-May-22	6.98	8,845.91	0
210	25-Jun-22	7.03	8,852.94	0
211	25-Jul-22	7.35	8,860.29	0
212	25-Aug-22	7.04	8,867.33	0
213	25-Sep-22	6.74	8,874.08	0
214	25-Oct-22	6.46	8,880.53	0
215	25-Nov-22	6.18	8,886.72	0
216	25-Dec-22	6.7	8,893.42	0
217	25-Jan-23	7.45	8,900.87	0
218	25-Feb-23	7.13	8,908.00	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,346.58		0
219	25-Mar-23	6.83	8,914.83	0
220	25-Apr-23	6.54	8,921.37	0
221	25-May-23	6.26	8,927.63	0
222	25-Jun-23	7.12	8,934.75	0
223	25-Jul-23	8.17	8,942.92	0
224	25-Aug-23	7.82	8,950.74	0
225	25-Sep-23	7.49	8,958.23	0
226	25-Oct-23	7.17	8,965.40	0
227	25-Nov-23	6.86	8,972.26	0
228	25-Dec-23	8.05	8,980.32	0
229	25-Jan-24	9.31	8,989.62	0
230	25-Feb-24	8.91	8,998.53	0
231	25-Mar-24	8.53	9,007.06	0
232	25-Apr-24	8.16	9,015.22	0
233	25-May-24	7.81	9,023.04	0
234	25-Jun-24	9.22	9,032.26	0
235	25-Jul-24	10.47	9,042.73	0
236	25-Aug-24	10.02	9,052.75	0
237	25-Sep-24	9.59	9,062.35	0
238	25-Oct-24	9.18	9,071.53	0
239	25-Nov-24	8.79	9,080.31	0
240	25-Dec-24	9.66	9,089.97	0
241	25-Jan-25	10.07	9,100.04	0
242	25-Feb-25	9.63	9,109.67	0
243	25-Mar-25	9.22	9,118.89	0
244	25-Apr-25	8.82	9,127.71	0
245	25-May-25	8.44	9,136.15	0
246	25-Jun-25	8.28	9,144.43	0
247	25-Jul-25	8.07	9,152.49	0
248	25-Aug-25	7.72	9,160.21	0
249	25-Sep-25	7.39	9,167.60	0
250	25-Oct-25	7.07	9,174.67	0
251	25-Nov-25	6.76	9,181.42	0
252	25-Dec-25	6.62	9,188.05	0
253	25-Jan-26	6.46	9,194.50	0
254	25-Feb-26	6.18	9,200.68	0
255	25-Mar-26	5.91	9,206.59	0
256	25-Apr-26	5.65	9,212.24	0
257	25-May-26	5.41	9,217.64	0
258	25-Jun-26	5.29	9,222.93	0
259	25-Jul-26	5.15	9,228.09	0
260	25-Aug-26	4.93	9,233.02	0
261	25-Sep-26	4.71	9,237.73	0
262	25-Oct-26	4.51	9,242.24	0
263	25-Nov-26	4.31	9,246.55	0
264	25-Dec-26	4.22	9,250.77	0
265	25-Jan-27	4.1	9,254.87	0
266	25-Feb-27	3.92	9,258.80	0
267	25-Mar-27	3.75	9,262.55	0
268	25-Apr-27	3.59	9,266.14	0
269	25-May-27	3.43	9,269.57	0
270	25-Jun-27	3.36	9,272.92	0
271	25-Jul-27	3.27	9,276.19	0
272	25-Aug-27	3.12	9,279.32	0
273	25-Sep-27	2.99	9,282.30	0
274	25-Oct-27	2.86	9,285.16	0
275	25-Nov-27	2.73	9,287.89	0
276	25-Dec-27	2.66	9,290.55	0
277	25-Jan-28	2.59	9,293.14	0
278	25-Feb-28	2.48	9,295.62	0
279	25-Mar-28	2.37	9,297.99	0
280	25-Apr-28	2.26	9,300.25	0
281	25-May-28	2.16	9,302.41	0
282	25-Jun-28	2.11	9,304.53	0
283	25-Jul-28	2.05	9,306.58	0
284	25-Aug-28	1.96	9,308.54	0
285	25-Sep-28	1.87	9,310.41	0
286	25-Oct-28	1.79	9,312.21	0
287	25-Nov-28	1.71	9,313.92	0
288	25-Dec-28	1.66	9,315.57	0
289	25-Jan-29	1.6	9,317.17	0
290	25-Feb-29	1.52	9,318.69	0
291	25-Mar-29	1.45	9,320.14	0
292	25-Apr-29	1.37	9,321.52	0
293	25-May-29	1.31	9,322.82	0
294	25-Jun-29	1.26	9,324.08	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,346.58		0
295	25-Jul-29	1.22	9,325.30	0
296	25-Aug-29	1.16	9,326.46	0
297	25-Sep-29	1.1	9,327.55	0
298	25-Oct-29	1.04	9,328.59	0
299	25-Nov-29	0.99	9,329.58	0
300	25-Dec-29	0.95	9,330.53	0
301	25-Jan-30	0.92	9,331.45	0
302	25-Feb-30	0.87	9,332.32	0
303	25-Mar-30	0.82	9,333.14	0
304	25-Apr-30	0.78	9,333.92	0
305	25-May-30	0.74	9,334.66	0
306	25-Jun-30	0.71	9,335.37	0
307	25-Jul-30	0.68	9,336.05	0
308	25-Aug-30	0.64	9,336.69	0
309	25-Sep-30	0.61	9,337.30	0
310	25-Oct-30	0.58	9,337.88	0
311	25-Nov-30	0.54	9,338.42	0
312	25-Dec-30	0.52	9,338.94	0
313	25-Jan-31	0.5	9,339.44	0
314	25-Feb-31	0.47	9,339.91	0
315	25-Mar-31	0.44	9,340.35	0
316	25-Apr-31	0.42	9,340.77	0
317	25-May-31	0.39	9,341.16	0
318	25-Jun-31	0.38	9,341.54	0
319	25-Jul-31	0.36	9,341.90	0
320	25-Aug-31	0.34	9,342.23	0
321	25-Sep-31	0.32	9,342.55	0
322	25-Oct-31	0.3	9,342.85	0
323	25-Nov-31	0.28	9,343.13	0
324	25-Dec-31	0.26	9,343.39	0
325	25-Jan-32	0.25	9,343.64	0
326	25-Feb-32	0.23	9,343.88	0
327	25-Mar-32	0.22	9,344.10	0
328	25-Apr-32	0.21	9,344.30	0
329	25-May-32	0.19	9,344.49	0
330	25-Jun-32	0.18	9,344.67	0
331	25-Jul-32	0.17	9,344.84	0
332	25-Aug-32	0.16	9,345.00	0
333	25-Sep-32	0.15	9,345.15	0
334	25-Oct-32	0.14	9,345.29	0
335	25-Nov-32	0.13	9,345.41	0
336	25-Dec-32	0.12	9,345.53	0
337	25-Jan-33	0.11	9,345.64	0
338	25-Feb-33	0.1	9,345.74	0
339	25-Mar-33	0.09	9,345.84	0
340	25-Apr-33	0.09	9,345.92	0
341	25-May-33	0.08	9,346.00	0
342	25-Jun-33	0.07	9,346.08	0
343	25-Jul-33	0.07	9,346.14	0
344	25-Aug-33	0.06	9,346.20	0
345	25-Sep-33	0.05	9,346.26	0
346	25-Oct-33	0.05	9,346.31	0
347	25-Nov-33	0.04	9,346.35	0
348	25-Dec-33	0.04	9,346.39	0
349	25-Jan-34	0.04	9,346.43	0
350	25-Feb-34	0.03	9,346.46	0
351	25-Mar-34	0.03	9,346.49	0
352	25-Apr-34	0.02	9,346.51	0
353	25-May-34	0.02	9,346.53	0
354	25-Jun-34	0.02	9,346.55	0
355	25-Jul-34	0.01	9,346.56	0
356	25-Aug-34	0.01	9,346.57	0
357	25-Sep-34	0.01	9,346.58	0
358	25-Oct-34	0.01	9,346.58	0
359	25-Nov-34	0	9,346.58	0
360	25-Dec-34	0	9,346.58	0

z_ffml04fh4_mkt - CF - M9 - 4 - 150bp 100 PricingSpeed 4.97 CDR, 75% Sev, Adv 100%, '

150bp, LIBOR_1MO=2.41500 . . ., LIBOR_6MO=2.72900 . . .
100 PricingSpeed
4.97 CDR, 75% Sev, Adv 100%, 12 Lag
dlnq 100%

Period	*Date*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*
Total		9,797.80		0
0	29-Dec-04	0	0	0
1	25-Jan-05	0	0	0
2	25-Feb-05	0	0	0
3	25-Mar-05	0	0	0
4	25-Apr-05	0	0	0
5	25-May-05	0	0	0
6	25-Jun-05	0	0	0
7	25-Jul-05	0	0	0
8	25-Aug-05	0	0	0
9	25-Sep-05	0	0	0
10	25-Oct-05	0	0	0
11	25-Nov-05	0	0	0
12	25-Dec-05	0	0	0
13	25-Jan-06	0	0	0
14	25-Feb-06	0	0	0
15	25-Mar-06	0	0	0
16	25-Apr-06	289.53	289.53	0
17	25-May-06	0	289.53	0
18	25-Jun-06	912.28	1,201.81	0
19	25-Jul-06	0	1,201.81	0
20	25-Aug-06	1,672.47	2,874.28	0
21	25-Sep-06	1,813.21	4,687.49	0
22	25-Oct-06	0	4,687.49	0
23	25-Nov-06	935.16	5,622.65	0
24	25-Dec-06	0	5,622.65	0
25	25-Jan-07	0	5,622.65	0
26	25-Feb-07	0	5,622.65	0
27	25-Mar-07	0	5,622.65	0
28	25-Apr-07	0	5,622.65	0
29	25-May-07	0	5,622.65	0
30	25-Jun-07	0	5,622.65	0
31	25-Jul-07	0	5,622.65	0
32	25-Aug-07	0	5,622.65	0
33	25-Sep-07	0	5,622.65	0
34	25-Oct-07	0	5,622.65	0
35	25-Nov-07	0	5,622.65	0
36	25-Dec-07	0	5,622.65	0
37	25-Jan-08	0	5,622.65	0
38	25-Feb-08	0	5,622.65	0
39	25-Mar-08	0	5,622.65	0
40	25-Apr-08	0	5,622.65	0
41	25-May-08	0	5,622.65	0
42	25-Jun-08	0	5,622.65	0
43	25-Jul-08	0	5,622.65	0
44	25-Aug-08	0	5,622.65	0
45	25-Sep-08	0	5,622.65	0
46	25-Oct-08	0	5,622.65	0
47	25-Nov-08	0	5,622.65	0
48	25-Dec-08	0	5,622.65	0
49	25-Jan-09	0	5,622.65	0
50	25-Feb-09	0	5,622.65	0
51	25-Mar-09	0	5,622.65	0
52	25-Apr-09	0	5,622.65	0
53	25-May-09	0	5,622.65	0
54	25-Jun-09	0	5,622.65	0
55	25-Jul-09	0	5,622.65	0
56	25-Aug-09	0	5,622.65	0
57	25-Sep-09	0	5,622.65	0
58	25-Oct-09	0	5,622.65	0
59	25-Nov-09	0	5,622.65	0
60	25-Dec-09	0	5,622.65	0
61	25-Jan-10	0	5,622.65	0
62	25-Feb-10	0	5,622.65	0
63	25-Mar-10	0	5,622.65	0
64	25-Apr-10	0	5,622.65	0
65	25-May-10	0	5,622.65	0
66	25-Jun-10	0	5,622.65	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,797.80		0
67	25-Jul-10	0	5,622.65	0
68	25-Aug-10	0	5,622.65	0
69	25-Sep-10	0	5,622.65	0
70	25-Oct-10	0	5,622.65	0
71	25-Nov-10	0	5,622.65	0
72	25-Dec-10	0	5,622.65	0
73	25-Jan-11	0	5,622.65	0
74	25-Feb-11	0	5,622.65	0
75	25-Mar-11	0	5,622.65	0
76	25-Apr-11	0	5,622.65	0
77	25-May-11	0	5,622.65	0
78	25-Jun-11	0	5,622.65	0
79	25-Jul-11	0	5,622.65	0
80	25-Aug-11	0	5,622.65	0
81	25-Sep-11	0	5,622.65	0
82	25-Oct-11	0	5,622.65	0
83	25-Nov-11	0	5,622.65	0
84	25-Dec-11	0	5,622.65	0
85	25-Jan-12	0	5,622.65	0
86	25-Feb-12	0	5,622.65	0
87	25-Mar-12	0	5,622.65	0
88	25-Apr-12	0	5,622.65	0
89	25-May-12	0	5,622.65	0
90	25-Jun-12	0	5,622.65	0
91	25-Jul-12	0	5,622.65	0
92	25-Aug-12	0	5,622.65	0
93	25-Sep-12	0	5,622.65	0
94	25-Oct-12	0	5,622.65	0
95	25-Nov-12	0	5,622.65	0
96	25-Dec-12	0	5,622.65	0
97	25-Jan-13	0	5,622.65	0
98	25-Feb-13	0	5,622.65	0
99	25-Mar-13	0	5,622.65	0
100	25-Apr-13	0	5,622.65	0
101	25-May-13	0	5,622.65	0
102	25-Jun-13	0	5,622.65	0
103	25-Jul-13	0	5,622.65	0
104	25-Aug-13	0	5,622.65	0
105	25-Sep-13	0	5,622.65	0
106	25-Oct-13	0	5,622.65	0
107	25-Nov-13	0	5,622.65	0
108	25-Dec-13	0	5,622.65	0
109	25-Jan-14	0	5,622.65	0
110	25-Feb-14	0	5,622.65	0
111	25-Mar-14	0	5,622.65	0
112	25-Apr-14	0	5,622.65	0
113	25-May-14	0	5,622.65	0
114	25-Jun-14	0	5,622.65	0
115	25-Jul-14	0	5,622.65	0
116	25-Aug-14	0	5,622.65	0
117	25-Sep-14	0	5,622.65	0
118	25-Oct-14	0	5,622.65	0
119	25-Nov-14	0	5,622.65	0
120	25-Dec-14	0	5,622.65	0
121	25-Jan-15	0	5,622.65	0
122	25-Feb-15	0	5,622.65	0
123	25-Mar-15	0	5,622.65	0
124	25-Apr-15	0	5,622.65	0
125	25-May-15	0	5,622.65	0
126	25-Jun-15	0	5,622.65	0
127	25-Jul-15	0	5,622.65	0
128	25-Aug-15	0	5,622.65	0
129	25-Sep-15	0	5,622.65	0
130	25-Oct-15	0	5,622.65	0
131	25-Nov-15	0	5,622.65	0
132	25-Dec-15	0	5,622.65	0
133	25-Jan-16	0	5,622.65	0
134	25-Feb-16	0	5,622.65	0
135	25-Mar-16	0	5,622.65	0
136	25-Apr-16	0	5,622.65	0
137	25-May-16	0	5,622.65	0
138	25-Jun-16	0	5,622.65	0
139	25-Jul-16	0	5,622.65	0
140	25-Aug-16	16.72	5,639.37	0
141	25-Sep-16	123.68	5,763.05	0
142	25-Oct-16	0	5,763.05	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,797.80		0
143	25-Nov-16	323.79	6,086.84	0
144	25-Dec-16	0	6,086.84	0
145	25-Jan-17	304.96	6,391.80	0
146	25-Feb-17	292.6	6,684.40	0
147	25-Mar-17	0	6,684.40	0
148	25-Apr-17	269.15	6,953.55	0
149	25-May-17	0	6,953.55	0
150	25-Jun-17	191	7,144.54	0
151	25-Jul-17	0	7,144.54	0
152	25-Aug-17	122.35	7,266.90	0
153	25-Sep-17	117.38	7,384.28	0
154	25-Oct-17	73.64	7,457.92	0
155	25-Nov-17	108	7,565.92	0
156	25-Dec-17	83.92	7,649.84	0
157	25-Jan-18	57.27	7,707.11	0
158	25-Feb-18	54.94	7,762.04	0
159	25-Mar-18	0	7,762.04	0
160	25-Apr-18	50.53	7,812.57	0
161	25-May-18	48.46	7,861.03	0
162	25-Jun-18	42.74	7,903.77	0
163	25-Jul-18	37.01	7,940.78	0
164	25-Aug-18	35.5	7,976.28	0
165	25-Sep-18	34.05	8,010.33	0
166	25-Oct-18	32.66	8,042.99	0
167	25-Nov-18	31.33	8,074.32	0
168	25-Dec-18	31.71	8,106.03	0
169	25-Jan-19	34.82	8,140.85	0
170	25-Feb-19	33.4	8,174.24	0
171	25-Mar-19	0	8,174.24	0
172	25-Apr-19	30.71	8,204.96	0
173	25-May-19	29.47	8,234.43	0
174	25-Jun-19	37.25	8,271.68	0
175	25-Jul-19	50.22	8,321.90	0
176	25-Aug-19	48.16	8,370.06	0
177	25-Sep-19	46.19	8,416.24	0
178	25-Oct-19	44.29	8,460.54	0
179	25-Nov-19	42.49	8,503.03	0
180	25-Dec-19	48.47	8,551.50	0
181	25-Jan-20	51.77	8,603.27	0
182	25-Feb-20	49.65	8,652.93	0
183	25-Mar-20	47.61	8,700.54	0
184	25-Apr-20	45.66	8,746.20	0
185	25-May-20	43.78	8,789.98	0
186	25-Jun-20	37.2	8,827.17	0
187	25-Jul-20	30.17	8,857.35	0
188	25-Aug-20	28.93	8,886.28	0
189	25-Sep-20	27.74	8,914.02	0
190	25-Oct-20	26.6	8,940.63	0
191	25-Nov-20	25.5	8,966.13	0
192	25-Dec-20	21.85	8,987.98	0
193	25-Jan-21	18.25	9,006.23	0
194	25-Feb-21	17.5	9,023.73	0
195	25-Mar-21	16.78	9,040.51	0
196	25-Apr-21	16.09	9,056.59	0
197	25-May-21	15.42	9,072.01	0
198	25-Jun-21	13.95	9,085.96	0
199	25-Jul-21	12.32	9,098.28	0
200	25-Aug-21	11.81	9,110.09	0
201	25-Sep-21	11.32	9,121.41	0
202	25-Oct-21	10.85	9,132.26	0
203	25-Nov-21	10.4	9,142.66	0
204	25-Dec-21	9.9	9,152.57	0
205	25-Jan-22	9.55	9,162.12	0
206	25-Feb-22	9.15	9,171.27	0
207	25-Mar-22	8.78	9,180.05	0
208	25-Apr-22	8.41	9,188.46	0
209	25-May-22	8.06	9,196.53	0
210	25-Jun-22	8.13	9,204.65	0
211	25-Jul-22	8.52	9,213.17	0
212	25-Aug-22	8.16	9,221.33	0
213	25-Sep-22	7.82	9,229.16	0
214	25-Oct-22	7.5	9,236.66	0
215	25-Nov-22	7.19	9,243.85	0
216	25-Dec-22	7.8	9,251.65	0
217	25-Jan-23	8.68	9,260.32	0
218	25-Feb-23	8.31	9,268.64	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,797.80		0
219	25-Mar-23	7.97	9,276.61	0
220	25-Apr-23	7.64	9,284.24	0
221	25-May-23	7.32	9,291.57	0
222	25-Jun-23	8.34	9,299.90	0
223	25-Jul-23	9.57	9,309.48	0
224	25-Aug-23	9.18	9,318.65	0
225	25-Sep-23	8.79	9,327.45	0
226	25-Oct-23	8.43	9,335.87	0
227	25-Nov-23	8.08	9,343.95	0
228	25-Dec-23	9.49	9,353.44	0
229	25-Jan-24	10.98	9,364.42	0
230	25-Feb-24	10.52	9,374.94	0
231	25-Mar-24	10.08	9,385.02	0
232	25-Apr-24	9.66	9,394.67	0
233	25-May-24	9.26	9,403.93	0
234	25-Jun-24	10.94	9,414.87	0
235	25-Jul-24	12.44	9,427.30	0
236	25-Aug-24	11.92	9,439.22	0
237	25-Sep-24	11.42	9,450.64	0
238	25-Oct-24	10.94	9,461.58	0
239	25-Nov-24	10.48	9,472.06	0
240	25-Dec-24	11.54	9,483.60	0
241	25-Jan-25	12.04	9,495.64	0
242	25-Feb-25	11.54	9,507.18	0
243	25-Mar-25	11.06	9,518.24	0
244	25-Apr-25	10.59	9,528.83	0
245	25-May-25	10.15	9,538.98	0
246	25-Jun-25	9.97	9,548.94	0
247	25-Jul-25	9.73	9,558.67	0
248	25-Aug-25	9.32	9,567.99	0
249	25-Sep-25	8.93	9,576.92	0
250	25-Oct-25	8.55	9,585.47	0
251	25-Nov-25	8.2	9,593.67	0
252	25-Dec-25	8.04	9,601.71	0
253	25-Jan-26	7.85	9,609.56	0
254	25-Feb-26	7.52	9,617.09	0
255	25-Mar-26	7.21	9,624.30	0
256	25-Apr-26	6.9	9,631.20	0
257	25-May-26	6.61	9,637.82	0
258	25-Jun-26	6.48	9,644.30	0
259	25-Jul-26	6.33	9,650.63	0
260	25-Aug-26	6.06	9,656.69	0
261	25-Sep-26	5.81	9,662.50	0
262	25-Oct-26	5.56	9,668.07	0
263	25-Nov-26	5.33	9,673.40	0
264	25-Dec-26	5.22	9,678.62	0
265	25-Jan-27	5.09	9,683.71	0
266	25-Feb-27	4.88	9,688.59	0
267	25-Mar-27	4.67	9,693.27	0
268	25-Apr-27	4.48	9,697.75	0
269	25-May-27	4.29	9,702.04	0
270	25-Jun-27	4.21	9,706.24	0
271	25-Jul-27	4.1	9,710.35	0
272	25-Aug-27	3.93	9,714.28	0
273	25-Sep-27	3.77	9,718.05	0
274	25-Oct-27	3.61	9,721.66	0
275	25-Nov-27	3.46	9,725.11	0
276	25-Dec-27	3.36	9,728.48	0
277	25-Jan-28	3.26	9,731.74	0
278	25-Feb-28	3.11	9,734.85	0
279	25-Mar-28	2.96	9,737.81	0
280	25-Apr-28	2.82	9,740.64	0
281	25-May-28	2.69	9,743.33	0
282	25-Jun-28	2.62	9,745.95	0
283	25-Jul-28	2.54	9,748.48	0
284	25-Aug-28	2.42	9,750.90	0
285	25-Sep-28	2.3	9,753.20	0
286	25-Oct-28	2.19	9,755.39	0
287	25-Nov-28	2.09	9,757.48	0
288	25-Dec-28	2.02	9,759.50	0
289	25-Jan-29	1.95	9,761.45	0
290	25-Feb-29	1.86	9,763.31	0
291	25-Mar-29	1.77	9,765.08	0
292	25-Apr-29	1.68	9,766.76	0
293	25-May-29	1.6	9,768.36	0
294	25-Jun-29	1.55	9,769.91	0

Period	Date	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback
Total		9,797.80		0
295	25-Jul-29	1.49	9,771.40	0
296	25-Aug-29	1.42	9,772.81	0
297	25-Sep-29	1.35	9,774.16	0
298	25-Oct-29	1.28	9,775.44	0
299	25-Nov-29	1.21	9,776.66	0
300	25-Dec-29	1.17	9,777.83	0
301	25-Jan-30	1.13	9,778.96	0
302	25-Feb-30	1.07	9,780.03	0
303	25-Mar-30	1.02	9,781.04	0
304	25-Apr-30	0.96	9,782.00	0
305	25-May-30	0.91	9,782.92	0
306	25-Jun-30	0.88	9,783.79	0
307	25-Jul-30	0.84	9,784.63	0
308	25-Aug-30	0.8	9,785.43	0
309	25-Sep-30	0.75	9,786.19	0
310	25-Oct-30	0.71	9,786.90	0
311	25-Nov-30	0.68	9,787.57	0
312	25-Dec-30	0.65	9,788.22	0
313	25-Jan-31	0.62	9,788.84	0
314	25-Feb-31	0.58	9,789.42	0
315	25-Mar-31	0.55	9,789.97	0
316	25-Apr-31	0.52	9,790.49	0
317	25-May-31	0.49	9,790.98	0
318	25-Jun-31	0.47	9,791.45	0
319	25-Jul-31	0.45	9,791.90	0
320	25-Aug-31	0.42	9,792.32	0
321	25-Sep-31	0.4	9,792.71	0
322	25-Oct-31	0.37	9,793.09	0
323	25-Nov-31	0.35	9,793.44	0
324	25-Dec-31	0.33	9,793.77	0
325	25-Jan-32	0.31	9,794.08	0
326	25-Feb-32	0.29	9,794.38	0
327	25-Mar-32	0.28	9,794.65	0
328	25-Apr-32	0.26	9,794.91	0
329	25-May-32	0.24	9,795.15	0
330	25-Jun-32	0.23	9,795.38	0
331	25-Jul-32	0.21	9,795.59	0
332	25-Aug-32	0.2	9,795.79	0
333	25-Sep-32	0.19	9,795.98	0
334	25-Oct-32	0.17	9,796.15	0
335	25-Nov-32	0.16	9,796.31	0
336	25-Dec-32	0.15	9,796.46	0
337	25-Jan-33	0.14	9,796.60	0
338	25-Feb-33	0.13	9,796.73	0
339	25-Mar-33	0.12	9,796.85	0
340	25-Apr-33	0.11	9,796.96	0
341	25-May-33	0.1	9,797.06	0
342	25-Jun-33	0.09	9,797.15	0
343	25-Jul-33	0.08	9,797.23	0
344	25-Aug-33	0.08	9,797.31	0
345	25-Sep-33	0.07	9,797.38	0
346	25-Oct-33	0.06	9,797.44	0
347	25-Nov-33	0.06	9,797.50	0
348	25-Dec-33	0.05	9,797.55	0
349	25-Jan-34	0.05	9,797.60	0
350	25-Feb-34	0.04	9,797.64	0
351	25-Mar-34	0.03	9,797.67	0
352	25-Apr-34	0.03	9,797.70	0
353	25-May-34	0.03	9,797.73	0
354	25-Jun-34	0.02	9,797.75	0
355	25-Jul-34	0.02	9,797.77	0
356	25-Aug-34	0.01	9,797.78	0
357	25-Sep-34	0.01	9,797.79	0
358	25-Oct-34	0.01	9,797.80	0
359	25-Nov-34	0	9,797.80	0
360	25-Dec-34	0	9,797.80	0

z_ffml04fh4_mkt - Price/Yield - M9

Balance	$8,780,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	11.13	12.39	11.74	12.81
Principal Writedown	4,620.03 (0.05%)	9,513.39 (0.11%)	2,682.78 (0.03%)	2,817.00 (0.03%)
Total Collat Loss	86,619,625.41 (11.84%)	91,573,604.47 (12.52%)	71,745,053.25 (9.81%)	75,099,809.78 (10.26%)
LIBOR	Foward	Foward	Foward +200bps	Foward +200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.362 CDR	6.237 CDR	9.01 CDR	4.986 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M10

Balance	$13,902,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	10.72	11.69	11.31	12.09
Principal Writedown	1,794.02 (0.01%)	13,822.25 (0.10%)	6,041.13 (0.04%)	4,043.13 (0.03%)
Total Collat Loss	72,452,827.39 (9.90%)	76,446,255.00 (10.45%)	57,692,189.96 (7.88%)	60,290,347.24 (8.24%)
LIBOR	Foward	Foward	Foward +200bps	Foward +200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.124 CDR	5.09 CDR	6.97 CDR	3.917 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M11

Balance	$5,122,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	13.06	14.19	13.77	14.69
Principal Writedown	5,375.95 (0.10%)	11,324.12 (0.22%)	585.65 (0.01%)	13,784.16 (0.27%)
Total Collat Loss	67,422,344.24 (9.21%)	71,156,667.49 (9.72%)	52,558,231.26 (7.18%)	54,925,704.79 (7.51%)
LIBOR	Foward	Foward	Foward +200bps	Foward +200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.372 CDR	4.701 CDR	6.263 CDR	3.541 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - 2A1

Balance	$97,000,000.00	Delay	0
Settle	12/29/2004	Dated	12/29/2004
Optional Redemption	Call (Y)	First Payment	1/25/2005

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR
WAL	2.68	1.40	0.94	0.71	0.57
Principal Window	1 - 66	1 - 35	1 - 23	1 - 17	1 - 14

First Franklin Mortgage Loan Trust 2004-FFH4
NetWAC Schedule

FRM CPR: 5%
ARM CPR: 5%
Enable Call: Yes

Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ınual rate assuming the bond balances as the denominator.

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
1	5.00	6.00	7.00	8.00
2	6.78	6.78	7.00	8.00
3	7.51	7.51	7.51	8.00
4	6.78	6.78	7.00	8.00
5	7.01	7.01	7.01	7.99
6	6.78	6.78	7.00	7.99
7	7.01	7.01	7.01	7.98
8	6.78	6.78	6.99	7.97
9	6.78	6.78	6.99	7.96
10	7.01	7.01	7.01	7.96
11	6.78	6.78	6.99	7.93
12	7.01	7.01	7.01	7.93
13	6.79	6.79	6.98	7.90
14	6.79	6.79	6.98	7.88
15	7.51	7.51	7.51	7.95
16	6.79	6.79	6.97	7.85
17	7.01	7.01	7.01	7.86
18	6.79	6.79	6.97	7.80
19	7.01	7.01	7.01	7.82
20	6.79	6.79	6.96	7.76
21	6.79	6.79	6.95	7.73
22	7.01	7.01	7.01	7.76
23	6.79	6.79	6.94	7.68
24	8.18	8.18	8.18	8.18
25	8.78	8.79	8.79	8.79
26	8.78	8.79	8.79	8.79
27	9.72	9.73	9.73	9.73
28	8.78	8.79	8.79	8.79
29	9.08	9.08	9.08	9.08
30	8.93	9.16	9.17	9.17
31	9.31	9.77	9.77	9.77
32	9.01	9.45	9.46	9.46
33	9.01	9.45	9.46	9.46
34	9.31	9.77	9.77	9.77
35	9.01	9.45	9.46	9.46

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
36	9.55	10.16	10.40	10.40
37	9.47	10.14	10.59	10.59
38	9.47	10.14	10.59	10.59
39	10.13	10.84	11.32	11.32
40	9.47	10.14	10.59	10.59
41	9.79	10.48	10.94	10.95
42	9.50	10.22	10.81	11.05
43	9.84	10.64	11.33	11.79
44	9.52	10.30	10.97	11.41
45	9.52	10.30	10.97	11.41
46	9.84	10.64	11.34	11.79
47	9.53	10.30	10.97	11.41
48	9.84	10.67	11.42	11.87
49	9.53	10.35	11.12	11.57
50	9.53	10.35	11.12	11.57
51	10.55	11.46	12.32	12.81
52	9.53	10.35	11.13	11.57
53	9.84	10.70	11.50	11.96
54	9.53	10.35	11.16	11.65
55	9.84	10.70	11.55	12.12
56	9.53	10.35	11.18	11.73
57	9.53	10.35	11.18	11.73
58	9.85	10.70	11.55	12.12
59	9.53	10.35	11.18	11.73
60	9.87	10.73	11.58	12.15
61	9.56	10.39	11.21	11.76
62	9.56	10.39	11.22	11.76
63	10.59	11.50	12.42	13.02
64	9.56	10.39	11.22	11.76
65	9.88	10.74	11.59	12.16
66	9.56	10.40	11.23	11.77
67	9.88	10.75	11.60	12.17
68	9.57	10.40	11.23	11.78
69	9.57	10.40	11.23	11.78
70	9.88	10.75	11.60	12.17
71	9.57	10.40	11.23	11.78
72	9.88	10.75	11.61	12.18
73	9.57	10.40	11.24	11.79
74	9.57	10.41	11.24	11.79
75	10.59	11.52	12.45	13.06
76	9.57	10.41	11.24	11.79
77	9.89	10.75	11.62	12.19
78	9.57	10.41	11.25	11.80
79	9.89	10.75	11.62	12.20
80	9.57	10.41	11.25	11.81
81	9.57	10.41	11.25	11.81
82	9.89	10.75	11.62	12.20

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
83	9.57	10.41	11.25	11.81
84	9.89	10.76	11.62	12.20
85	9.57	10.41	11.25	11.81
86	9.57	10.41	11.25	11.81
87	10.23	11.13	12.03	12.62
88	9.57	10.41	11.25	11.81
89	9.89	10.76	11.63	12.21
90	9.57	10.41	11.25	11.81
91	9.89	10.76	11.63	12.21
92	9.57	10.41	11.25	11.81
93	9.57	10.41	11.25	11.81
94	9.89	10.76	11.63	12.21
95	9.57	10.41	11.25	11.81
96	9.89	10.76	11.63	12.21
97	9.57	10.41	11.25	11.82
98	9.57	10.41	11.25	11.82
99	10.60	11.53	12.46	13.08
100	9.57	10.41	11.26	11.82
101	9.89	10.76	11.63	12.21
102	9.57	10.41	11.26	11.82
103	9.89	10.76	11.63	12.21
104	9.57	10.41	11.26	11.82
105	9.57	10.41	11.26	11.82
106	9.89	10.76	11.63	12.22
107	9.57	10.42	11.26	11.82
108	9.89	10.76	11.63	12.22
109	9.57	10.42	11.26	11.82
110	9.57	10.42	11.26	11.82
111	10.60	11.53	12.47	13.09
112	9.57	10.42	11.26	11.82
113	9.89	10.76	11.64	12.22
114	9.57	10.42	11.26	11.83
115	9.89	10.77	11.64	12.22
116	9.57	10.42	11.26	11.83
117	9.58	10.42	11.26	11.83
118	9.89	10.77	11.64	12.22
119	9.58	10.42	11.26	11.83
120	9.89	10.77	11.64	12.22
121	9.58	10.42	11.27	11.83
122	9.58	10.42	11.27	11.83
123	10.60	11.54	12.47	13.10
124	9.58	10.42	11.27	11.83
125	9.90	10.77	11.64	12.23
126	9.58	10.42	11.27	11.83
127	9.90	10.77	11.64	12.23
128	9.58	10.42	11.27	11.83
129	9.58	10.42	11.27	11.84

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
130	9.90	10.77	11.65	12.23
131	9.58	10.42	11.27	11.84
132	9.90	10.77	11.65	12.23
133	9.58	10.43	11.27	11.84
134	9.58	10.43	11.27	11.84
135	10.24	11.14	12.05	12.66
136	9.58	10.43	11.27	11.84
137	9.90	10.77	11.65	12.24
138	9.58	10.43	11.28	11.84
139	9.90	10.77	11.65	12.24
140	9.58	10.43	11.28	11.84
141	9.58	10.43	11.28	11.84
142	9.90	10.78	11.65	12.24
143	9.58	10.43	11.28	11.85
144	9.90	10.78	11.65	12.24
145	9.58	10.43	11.28	11.85
146	9.58	10.43	11.28	11.85
147	10.61	11.55	12.49	13.12
148	9.58	10.43	11.28	11.85
149	9.90	10.78	11.66	12.24
150	9.58	10.43	11.28	11.85
151	9.90	10.78	11.66	12.25
152	9.58	10.43	11.28	11.85
153	9.58	10.43	11.28	11.85
154	9.90	10.78	11.66	12.25
155	9.58	10.43	11.29	11.85
156	9.90	10.78	11.66	12.25
157	9.59	10.43	11.29	11.86
158	9.59	10.44	11.29	11.86
159	10.61	11.55	12.50	13.13
160	9.59	10.44	11.29	11.86
161	9.91	10.78	11.67	12.25
162	9.59	10.44	11.29	11.86
163	9.91	10.79	11.67	12.26
164	9.59	10.44	11.29	11.86
165	9.59	10.44	11.29	11.86
166	9.91	10.79	11.67	12.26
167	9.59	10.44	11.29	11.86
168	9.91	10.79	11.67	12.26
169	9.59	10.44	11.29	11.86
170	9.59	10.44	11.29	11.87
171	10.62	11.56	12.51	13.14
172	9.59	10.44	11.30	11.87
173	9.91	10.79	11.67	12.26
174	9.59	10.44	11.30	11.87
175	9.91	10.79	11.67	12.27
176	9.59	10.44	11.30	11.87

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
177	9.59	10.44	11.30	11.87
178	9.91	10.79	11.68	12.27
179	9.59	10.44	11.30	11.87
180	9.91	10.79	11.68	12.27
181	9.59	10.45	11.30	11.87
182	9.59	10.45	11.30	11.88
183	10.25	11.17	12.08	12.70
184	9.59	10.45	11.30	11.88
185	9.91	10.80	11.68	12.27
186	9.59	10.45	11.31	11.88
187	9.91	10.80	11.68	12.27
188	9.59	10.45	11.31	11.88
189	9.59	10.45	11.31	11.88
190	9.91	10.80	11.68	12.28
191	9.59	10.45	11.31	11.88
192	9.91	10.80	11.69	12.28
193	9.59	10.45	11.31	11.88
194	9.60	10.45	11.31	11.88
195	10.62	11.57	12.52	13.16
196	9.60	10.45	11.31	11.89
197	9.92	10.80	11.69	12.28
198	9.60	10.45	11.31	11.89
199	9.92	10.80	11.69	12.28
200	9.60	10.45	11.31	11.89
201	9.60	10.45	11.31	11.89
202	9.92	10.80	11.69	12.29
203	9.60	10.45	11.31	11.89
204	9.92	10.80	11.69	12.29
205	9.60	10.46	11.32	11.89
206	9.60	10.46	11.32	11.89
207	10.63	11.58	12.53	13.17
208	9.60	10.46	11.32	11.89
209	9.92	10.81	11.70	12.29
210	9.60	10.46	11.32	11.90
211	9.92	10.81	11.70	12.29
212	9.60	10.46	11.32	11.90
213	9.60	10.46	11.32	11.90
214	9.92	10.81	11.70	12.29
215	9.60	10.46	11.32	11.90
216	9.92	10.81	11.70	12.30
217	9.60	10.46	11.32	11.90
218	9.60	10.46	11.32	11.90
219	10.63	11.58	12.54	13.18
220	9.60	10.46	11.33	11.90
221	9.92	10.81	11.70	12.30
222	9.60	10.46	11.33	11.90
223	9.92	10.81	11.70	12.30

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
224	9.60	10.46	11.33	11.91
225	9.60	10.46	11.33	11.91
226	9.92	10.81	11.71	12.30
227	9.60	10.46	11.33	11.91
228	9.92	10.81	11.71	12.31
229	9.60	10.46	11.33	11.91
230	9.60	10.47	11.33	11.91
231	10.27	11.19	12.11	12.73
232	9.60	10.47	11.33	11.91
233	9.92	10.82	11.71	12.31
234	9.60	10.47	11.33	11.91
235	9.92	10.82	11.71	12.31
236	9.60	10.47	11.34	11.92
237	9.61	10.47	11.34	11.92
238	9.93	10.82	11.71	12.31
239	9.61	10.47	11.34	11.92
240	9.93	10.82	11.72	12.32
241	9.61	10.47	11.34	11.92
242	9.61	10.47	11.34	11.92
243	10.64	11.59	12.55	13.20
244	9.61	10.47	11.34	11.92
245	9.93	10.82	11.72	12.32
246	9.61	10.47	11.34	11.92
247	9.93	10.82	11.72	12.32
248	9.61	10.47	11.34	11.93
249	9.61	10.47	11.34	11.93
250	9.93	10.82	11.72	12.32
251	9.61	10.47	11.34	11.93
252	9.93	10.82	11.72	12.33
253	9.61	10.48	11.35	11.93
254	9.61	10.48	11.35	11.93
255	10.64	11.60	12.56	13.21
256	9.61	10.48	11.35	11.93
257	9.93	10.83	11.73	12.33
258	9.61	10.48	11.35	11.93
259	9.93	10.83	11.73	12.33
260	9.61	10.48	11.35	11.94
261	9.61	10.48	11.35	11.94
262	9.93	10.83	11.73	12.33
263	9.61	10.48	11.35	11.94
264	9.93	10.83	11.73	12.34
265	9.61	10.48	11.35	11.94
266	9.61	10.48	11.36	11.94
267	10.64	11.60	12.57	13.22
268	9.61	10.48	11.36	11.94
269	9.93	10.83	11.74	12.34
270	9.61	10.48	11.36	11.94

LIBOR: Period	5.00% Effective NetWac Rate	6.00% Effective NetWac Rate	7.00% Effective NetWac Rate	8.00% Effective NetWac Rate
271	9.93	10.83	11.74	12.34
272	9.61	10.48	11.36	11.95
273	9.61	10.48	11.36	11.95
274	9.94	10.83	11.74	12.35
275	9.62	10.49	11.36	11.95
276	9.94	10.84	11.74	12.35
277	9.62	10.49	11.36	11.95
278	9.62	10.49	11.36	11.95
279	10.28	11.21	12.15	12.78
280	9.62	10.49	11.37	11.95
281	9.94	10.84	11.74	12.35
282	9.62	10.49	11.37	11.95
283	9.94	10.84	11.75	12.35
284	9.62	10.49	11.37	11.96
285	9.62	10.49	11.37	11.96
286	9.94	10.84	11.75	12.36
287	9.62	10.49	11.37	11.96
288	9.94	10.84	11.75	12.36
289	9.62	10.49	11.37	11.96
290	9.62	10.49	11.37	11.96
291	10.65	11.62	12.59	13.24
292	9.62	10.49	11.37	11.96
293	9.94	10.84	11.75	12.36
294	9.62	10.49	11.38	11.97
295	9.94	10.85	11.76	12.37
296	9.62	10.50	11.38	11.97
297	9.62	10.50	11.38	11.97
298	9.94	10.85	11.76	12.37
299	9.62	10.50	11.38	11.97
300	9.94	10.85	11.76	12.37
301	9.62	10.50	11.38	11.97
302	9.62	10.50	11.38	11.97
303	10.65	11.62	12.60	13.26
304	9.62	10.50	11.38	11.98
305	9.94	10.85	11.76	12.38
306	9.62	10.50	11.38	11.98
307	9.95	10.85	11.76	12.38
308	9.63	10.50	11.39	11.98
309	9.63	10.50	11.39	11.98
310	0.00	10.85	11.77	12.38
311	0.00	10.50	11.39	11.98
312	0.00	10.85	11.77	12.38
313	0.00	0.00	11.39	11.98
314	0.00	0.00	11.39	11.99
315	0.00	0.00	0.00	13.27
316	0.00	0.00	0.00	0.00

z_ffml04fh4_mkt - Price/Yield - M2

Balance	$31,463,000.00	Delay	0
Coupon	2.87	Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Prepay / Default	75 PricingSpeed 17.18 CDR	100 PricingSpeed 18.88 CDR	125 PricingSpeed 20.53 CDR	75 PricingSpeed 18.14 CDR	100 PricingSpeed 17.81 CDR
Price	*Forward*	*Forward*	*Forward*	*Forward + 100bps*	*Forward + 100bps*
100.000000	60.9	60.4	60.3	60.3	59.8
WAL	9.16	7.38	6.14	9.41	7.54
Total Collat Loss (Collat Maturity)	23.53%	21.66%	20.41%	22.60%	20.79%

Prepay / Default	125 PricingSpeed 19.45 CDR	75 PricingSpeed 14.9 CDR	100 PricingSpeed 16.55 CDR	125 PricingSpeed 18.2 CDR	75 PricingSpeed 13.42 CDR	100 PricingSpeed 15.16 CDR	125 PricingSpeed 16.9 CDR
Price	*Forward + 100bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward + 300bps*	*Forward + 300bps*
100.000000	60.3	59.9	59.8	60.4	56.9	56.7	56.4
WAL	6.24	9.71	7.73	6.36	10.03	7.91	6.48
Total Collat Loss (Collat Maturity)	19.60%	21.44%	19.73%	18.64%	19.95%	18.50%	17.61%

z_ffml04fh4_mkt - Price/Yield - M3

Balance	$9,146,000.00	Delay	0
Coupon	2.92	Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed
Default	18.01 CDR	17.51 CDR	18.98 CDR	15 CDR	16.47 CDR
Price	Forward	Forward	Forward	Forward + 100bps	Forward + 100bps
100.000000	69.2	68.8	67.8	69.5	68.6
WAL	12.09	9.69	8.02	12.38	9.90
Total Collat Loss (Collat Maturity)	22.47%	20.54%	19.24%	21.53%	19.65%

Prepay	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	17.93 CDR	13.8 CDR	15.25 CDR	16.71 CDR	12.36 CDR	13.89 CDR	15.44 CDR
Price	Forward + 100bps	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 300bps	Forward + 300bps
100.000000	68.3	68.6	67.7	69.5	64.5	65.4	65.0
WAL	8.15	12.79	10.16	8.30	13.27	10.39	8.46
Total Collat Loss (Collat Maturity)	18.43%	20.34%	18.58%	17.45%	18.82%	17.32%	16.40%

z_ffml04fh4_mkt - Price/Yield - M2

Balance	$31,463,000.00	Delay	0
Coupon	2.87	Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

Loss Severity	100%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	7.61 CDR	8.43 CDR	9.25 CDR	7.18 CDR	7.98 CDR	8.79 CDR
Price	*Forward*	*Forward*	*Forward*	*Forward + 100bps*	*Forward + 100bps*	*Forward + 100bps*
100.000000	60.0	61.0	60.4	59.6	60.2	59.4
WAL for Princ Pmts	11.54	8.93	7.21	11.71	9.03	7.27
Collat Loss (Collat Maturity)	25.80%	23.04%	21.29%	24.64%	22.01%	20.37%

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	6.68 CDR	7.44 CDR	8.25 CDR	5.99 CDR	6.82 CDR	7.66 CDR
Price	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward + 300bps*	*Forward + 300bps*
100.000000	59.0	60.4	58.9	56.5	56.6	56.5
WAL for Princ Pmts	11.89	9.14	7.35	12.09	9.26	7.42
Total Collat Loss (Collat Maturity)	23.18%	20.74%	19.28%	21.23%	19.24%	18.06%

z_ffml04fh4_mkt - Price/Yield - M3

Balance	$9,146,000.00	Delay	0
Coupon	2.92	Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

Loss Severity	100%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	7.18 CDR	7.91 CDR	8.64 CDR	6.76 CDR	7.47 CDR	8.19 CDR
Price	*Forward*	*Forward*	*Forward*	*Forward + 100bps*	*Forward + 100bps*	*Forward + 100bps*
100.000000	69.6	70.0	68.9	67.4	65.6	63.0
WAL for Princ Pmts	15.08	11.68	9.40	15.31	11.83	9.50
Collat Loss (Collat Maturity)	24.61%	21.83%	20.06%	23.45%	20.80%	19.15%

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	6.25 CDR	6.94 CDR	7.65 CDR	5.59 CDR	6.32 CDR	7.07 CDR
Price	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward + 300bps*	*Forward + 300bps*
100.000000	64.9	65.7	67.6	61.9	64.4	64.8
WAL for Princ Pmts	15.58	11.98	9.59	15.86	12.13	9.68
Total Collat Loss (Collat Maturity)	21.99%	19.53%	18.03%	20.02%	18.01%	16.81%

z_ffml04fh4_mkt - Price/Yield - M3

Balance	$9,146,000.00	Delay	0
Coupon	2.92	Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	**16.01 CDR**	**17.51 CDR**	**18.98 CDR**	**15 CDR**	**16.47 CDR**	**17.93 CDR**	**13.8 CDR**	**15.25 CDR**	**16.71 CDR**	**12.36 CDR**	**13.89 CDR**	**15.44 CDR**
Price	*Forward*	*Forward*	*Forward*	*Forward + 100bps*	*Forward + 100bps*	*Forward + 100bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward + 300bps*	*Forward + 300bps*
100.000000	69.2	68.8	67.8	69.5	68.6	68.3	68.6	67.7	69.5	64.5	65.4	65.0
WAL	12.09	9.69	8.02	12.38	9.90	8.15	12.79	10.16	8.30	13.27	10.39	8.46
Total Collat Loss (Collat Maturity)	22.47%	20.54%	19.24%	21.53%	19.65%	18.43%	20.34%	18.58%	17.45%	18.82%	17.32%	16.40%

z_ffml04fh4_mkt - Price/Yield - M6

Rabo First Loss Analysis

Balance	$9,878,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	16.09	12.66	9.41	17.83	13.82	10.11
Principal Writedown	623.87 (0.01%)	2,222.85 (0.02%)	1,746.09 (0.02%)	22,344.73 (0.23%)	8,561.24 (0.09%)	7,118.96 (0.07%)
Total Collat Loss	142,085,614.85 (19.42%)	121,137,765.19 (16.56%)	103,112,097.24 (14.09%)	150,640,490.30 (20.59%)	125,932,528.55 (17.21%)	105,300,800.26 (14.39%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	8.81 CDR	9.467 CDR	10.493 CDR	5.552 CDR	5.965 CDR	6.623 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.95	13.29	9.79	18.45	14.28	10.40
Principal Writedown	9,073.42 (0.09%)	9,981.80 (0.10%)	1,565.65 (0.02%)	20,226.16 (0.20%)	1,185.08 (0.01%)	6,134.44 (0.06%)
Total Collat Loss	124,472,192.05 (17.01%)	104,181,324.53 (14.24%)	88,109,236.62 (12.04%)	131,755,850.14 (18.01%)	108,029,887.27 (14.76%)	89,743,623.97 (12.27%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	7.399 CDR	7.862 CDR	8.743 CDR	4.720 CDR	4.998 CDR	5.55 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M9

Rabo First Loss Analysis

Balance	$8,780,000.00	Delay	0
Settle	12/29/2004	Dated	12/29/2004
		First Payment	1/25/2005

WAL	17.63	13.89	10.31	18.98	14.78	10.83
Principal Writedown	10,095.92 (0.11%)	3,681.06 (0.04%)	797.49 (0.01%)	6,921.69 (0.08%)	6,991.28 (0.08%)	7,429.32 (0.08%)
Total Collat Loss	113,221,679.46 (15.47%)	91,692,156.41 (12.53%)	73,196,713.96 (10.00%)	119,566,315.73 (16.34%)	95,037,055.23 (12.99%)	74,606,321.40 (10.20%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	6.577 CDR	6.76 CDR	7.093 CDR	4.226 CDR	4.336 CDR	4.547 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	18.45	14.52	10.72	19.57	15.26	11.12
Principal Writedown	4,518.07 (0.05%)	3,722.27 (0.04%)	4,864.20 (0.06%)	692.76 (0.01%)	6,500.02 (0.07%)	344.66 (0.00%)
Total Collat Loss	95,816,501.72 (13.10%)	74,756,794.92 (10.22%)	58,109,044.90 (7.94%)	101,135,933.37 (13.82%)	77,325,335.52 (10.57%)	59,098,157.12 (8.08%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.351 CDR	5.331 CDR	5.495 CDR	3.48 CDR	3.449 CDR	3.543 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M10

Rabo First Loss Analysis

Balance	$13,902,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	16.73	13.15	9.75	17.82	13.83	10.11
Principal Writedown	6,751.52 (0.05%)	5,028.56 (0.04%)	4,348.23 (0.03%)	8,978.20 (0.06%)	4,394.83 (0.03%)	2,875.49 (0.02%)
Total Collat Loss	97,994,729.20 (13.39%)	76,435,158.81 (10.45%)	58,083,161.69 (7.94%)	103,238,239.72 (14.11%)	79,067,895.34 (10.81%)	59,112,644.09 (8.08%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.509 CDR	5.474 CDR	5.495 CDR	3.572 CDR	3.54 CDR	3.547 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	17.49	13.75	10.11	18.39	14.29	10.39
Principal Writedown	7,016.69 (0.05%)	10,494.84 (0.08%)	6,641.44 (0.05%)	16,016.46 (0.12%)	13,197.91 (0.09%)	10,018.79 (0.07%)
Total Collat Loss	81,072,599.30 (11.08%)	59,591,829.62 (8.14%)	43,136,126.81 (5.90%)	85,582,981.21 (11.70%)	61,538,093.47 (8.41%)	43,796,514.92 (5.99%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	4.391 CDR	4.132 CDR	3.985 CDR	2.887 CDR	2.695 CDR	2.586 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

ffml04fh4

Severity	**40.00%**		1st $ loss
		Class M-9	33.02% Cum Def
			13.21% Cum Loss
		Class M-10	27.20% Cum Def
			10.88% Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on triggers

z_ffml04fh4_mkt - Price/Yield - M6

Rabo First Loss Analysis

Balance	$9,878,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	16.09	12.66	9.41	17.83	13.82	10.11
Principal Writedown	623.87 (0.01%)	2,222.85 (0.02%)	1,746.09 (0.02%)	22,344.73 (0.23%)	8,561.24 (0.09%)	7,118.96 (0.07%)
Total Collat Loss	142,085,614.85 (19.42%)	121,137,765.19 (16.56%)	103,112,097.24 (14.09%)	150,640,490.30 (20.59%)	125,932,528.55 (17.21%)	105,300,800.26 (14.39%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	8.81 CDR	9.467 CDR	10.493 CDR	5.552 CDR	5.965 CDR	6.623 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.95	13.29	9.79	18.45	14.28	10.40
Principal Writedown	9,073.42 (0.09%)	9,981.80 (0.10%)	1,565.65 (0.02%)	20,226.16 (0.20%)	1,185.08 (0.01%)	6,134.44 (0.06%)
Total Collat Loss	124,472,192.05 (17.01%)	104,181,324.53 (14.24%)	88,109,236.62 (12.04%)	131,755,850.14 (18.01%)	108,029,887.27 (14.76%)	89,743,623.97 (12.27%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	7.399 CDR	7.862 CDR	8.743 CDR	4.720 CDR	4.998 CDR	5.55 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M9

Rabo First Loss Analysis

Balance	$8,780,000.00	Delay	0
Settle	12/29/2004	Dated	12/29/2004
		First Payment	1/25/2005

WAL	17.63	13.89	10.31	18.98	14.78	10.83
Principal Writedown	10,095.92 (0.11%)	3,681.06 (0.04%)	797.49 (0.01%)	6,921.69 (0.08%)	6,991.28 (0.08%)	7,429.32 (0.08%)
Total Collat Loss	113,221,679.46 (15.47%)	91,692,156.41 (12.53%)	73,196,713.96 (10.00%)	119,566,315.73 (16.34%)	95,037,055.23 (12.99%)	74,606,321.40 (10.20%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	6.577 CDR	6.76 CDR	7.093 CDR	4.226 CDR	4.336 CDR	4.547 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	18.45	14.52	10.72	19.57	15.26	11.12
Principal Writedown	4,518.07 (0.05%)	3,722.27 (0.04%)	4,864.20 (0.06%)	692.76 (0.01%)	6,500.02 (0.07%)	344.66 (0.00%)
Total Collat Loss	95,816,501.72 (13.10%)	74,756,794.92 (10.22%)	58,109,044.90 (7.94%)	101,135,933.37 (13.82%)	77,325,335.52 (10.57%)	59,098,157.12 (8.08%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.351 CDR	5.331 CDR	5.495 CDR	3.48 CDR	3.449 CDR	3.543 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_ffml04fh4_mkt - Price/Yield - M10

Rabo First Loss Analysis

Balance	$13,902,000.00	Delay	0
		Dated	12/29/2004
Settle	12/29/2004	First Payment	1/25/2005

WAL	16.73	13.15	9.75	17.82	13.83	10.11
Principal Writedown	6,751.52 (0.05%)	5,028.56 (0.04%)	4,348.23 (0.03%)	8,978.20 (0.06%)	4,394.83 (0.03%)	2,875.49 (0.02%)
Total Collat Loss	97,994,729.20 (13.39%)	76,435,158.81 (10.45%)	58,083,161.69 (7.94%)	103,238,239.72 (14.11%)	79,067,895.34 (10.81%)	59,112,644.09 (8.08%)
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.509 CDR	5.474 CDR	5.495 CDR	3.572 CDR	3.54 CDR	3.547 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	17.49	13.75	10.11	18.39	14.29	10.39
Principal Writedown	7,016.69 (0.05%)	10,494.84 (0.08%)	6,641.44 (0.05%)	16,016.46 (0.12%)	13,197.91 (0.09%)	10,018.79 (0.07%)
Total Collat Loss	81,072,599.30 (11.08%)	59,591,829.62 (8.14%)	43,136,126.81 (5.90%)	85,582,981.21 (11.70%)	61,538,093.47 (8.41%)	43,796,514.92 (5.99%)
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (2F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (2A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	4.391 CDR	4.132 CDR	3.985 CDR	2.887 CDR	2.695 CDR	2.586 CDR
Loss Severity	65%	65%	65%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

First Franklin Mortgage Loan Trust 2004-FFH4, Asset-Backed Certificates, Series 2004-FFH4

Marketing Materials

$11,707,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Select Portfolio Servicing, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

Preliminary Term Sheet ***As of December 8, 2004***

$11,707,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FFH4
Asset-Backed Certificates, Series 2004-FFH4
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating Moody's/S&P/Fitch	Assumed Final Distribution Date	Certificate Type
I-A1	$272,359,000	Not Offered Hereby		Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A1	$97,000,000	Not Offered Hereby		Aaa/AAA/AAA	December 2013	Floating Rate Senior
II-A2	$153,500,000	Not Offered Hereby		Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A3	$21,892,000	Not Offered Hereby		Aaa/AAA/AAA	January 2035	Floating Rate Senior
M-1	$39,146,000	Not Offered Hereby		Aa1/AA+/AA+	January 2035	Floating Rate Subordinate
M-2	$31,463,000	Not Offered Hereby		Aa2/AA/AA	January 2035	Floating Rate Subordinate
M-3	$9,146,000	Not Offered Hereby		Aa2/AA-/AA	January 2035	Floating Rate Subordinate
M-4	$14,268,000	Not Offered Hereby		Aa3/A+/AA-	January 2035	Floating Rate Subordinate
M-5	$11,341,000	Not Offered Hereby		A1/A/A+	January 2035	Floating Rate Subordinate
M-6	$9,878,000	Not Offered Hereby		A1/A-/A	January 2035	Floating Rate Subordinate
M-7	$11,707,000	Not Offered Hereby		A2/BBB+/A-	January 2035	Floating Rate Subordinate
M-8	$8,780,000	Not Offered Hereby		A3/BBB/A-	January 2035	Floating Rate Subordinate
M-9	$8,780,000	Not Offered Hereby		Baa1/BBB-/BBB+	January 2035	Floating Rate Subordinate
M-10	$13,902,000	Not Offered Hereby		Baa2/NR/BBB	January 2035	Floating Rate Subordinate
M-11	$5,122,000	Not Offered Hereby		Baa3/NR/BBB-	January 2035	Floating Rate Subordinate
B-1[5]	$4,390,000	4.60/4.66	37-79/37-86	Ba1/NR/BB+	January 2035	Floating Rate Subordinate
B-2[5]	$7,317,000	4.49/4.49	37-79/37-80	Ba2/NR/BB	January 2035	Floating Rate Subordinate
Total:	**$719,991,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor:	Financial Asset Securities Corp.
Servicer:	Select Portfolio Servicing, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.

Co-Managers:	WaMu Capital Corp. and Sandler O'Neil Partners, L.P.
Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "**Group II Certificates**," and collectively with the Group I Certificates, the "**Class A Certificates**"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on December 1, 2004.
Cut-off Date:	The close of business on December 1, 2004.
Expected Pricing Date:	On or about the week of December [9], 2004.
Expected Closing Date:	On or about December 29, 2004.
Expected Settlement Date:	On or about December 29, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $401,999,674 of which: (i) approximately $200,999,837 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $200,999,836 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $329,745,434 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $164,872,717 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $164,872,716 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans***." On or prior to March 28, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans***."

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date November 2007.

Credit Enhancement:	Consists of the following: 1) Excess Cashflow; 2) Overcollateralization Amount; and 3) Subordination.
Excess Cashflow:	The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."
Overcollateralization Amount:	The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.60% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.
Overcollateralization Target Amount:	On any Distribution Date, the "***Overcollateralization Target Amount***" is equal: (i) prior to the Stepdown Date, 1.60% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and (ii) on or after the Stepdown Date, the greater of: (a) 3.20% of the current aggregate principal balance of the Mortgage Loans; (b) 0.50% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor***." On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to: (i) prior to the Stepdown Date, 2.00% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and (ii) on or after the Stepdown Date, the greater of: (a) 4.00% of the current aggregate principal balance of the Mortgage Loans; and (b) the OC Floor. On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in January 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 51.10% (51.50% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date (1)**		**Target Credit Enhancement After Stepdown Date (2)**	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
A	25.55%	A	51.10%	A	51.50%
M-1	20.20%	M-1	40.40%	M-1	40.80%
M-2	15.90%	M-2	31.80%	M-2	32.20%
M-3	14.65%	M-3	29.30%	M-3	29.70%
M-4	12.70%	M-4	25.40%	M-4	25.80%
M-5	11.15%	M-5	22.30%	M-5	22.70%
M-6	9.80%	M-6	19.60%	M-6	20.00%
M-7	8.20%	M-7	16.40%	M-7	16.80%
M-8	7.00%	M-8	14.00%	M-8	14.40%
M-9	5.80%	M-9	11.60%	M-9	12.00%
M-10	3.90%	M-10	7.80%	M-10	8.20%
M-11	3.20%	M-11	6.40%	M-11	6.80%
B-1	2.60%	B-1	5.20%	B-1	5.60%
B-2	1.60%	B-2	3.20%	B-2	3.60%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event: A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2005 to December 2008	[1.35]% initially, plus 1/12th of [2.00]% for each month thereafter
January 2009 to December 2009	[3.35]% initially, plus 1/12th of [1.70]% for each month thereafter
January 2010 to December 2010	[5.05]% initially, plus 1/12th of [1.55]% for each month thereafter
January 2011 and thereafter	[6.60]%

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [31.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2008 to December 2008	[3.75]% initially, plus 1/12th of [1.75]% for each month thereafter
January 2009 to December 2009	[5.50]% initially, plus 1/12th of [1.50]% for each month thereafter
January 2010 to December 2010	[7.00]% initially, plus 1/12th of [0.25]% for each month thereafter
January 2011 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class M-11 Certificates, fourteenth, monthly interest to the Class B-1 Certificates and fifteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class M-11 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1

Certificates and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown: Principal will be distributed to the Class II-A1, Class II-A2 and Class II-A3 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class M-11 Certificates, 12) Class B-1 Certificates and 13) Class B-2 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 51.10% credit enhancement (51.50% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 40.40% credit enhancement (40.80% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 31.80% credit enhancement (32.20% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 29.30% credit (29.70% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 25.40% credit (25.80% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.30% credit enhancement (22.70% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 19.60% credit enhancement (20.00% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 16.40% credit enhancement (16.80% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 14.00% credit enhancement (14.40% credit enhancement if an OC Step Up Event exists), tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 11.60% credit enhancement (12.00% credit enhancement if an OC Step Up Event exists), eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 7.80% credit enhancement (8.20% credit enhancement if an OC Step Up Event exists), twelfth, to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 6.40% credit enhancement (6.80% credit enhancement if an OC Step Up Event exists), thirteenth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 5.20% credit enhancement (5.60% credit enhancement if an OC Step Up Event exists) and fourteenth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.20% credit enhancement (3.60% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.03	3.66
MDUR (yr)	5.10	4.40	3.91	3.49	3.21
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.38	4.66	4.08	3.70
MDUR (yr)	5.16	4.45	3.95	3.53	3.24
First Prin Pay	41	37	37	37	37
Last Prin Pay	122	101	86	73	62

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	113	94	80	68	57

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	717,951,552	6.78321	10.00000
3	713,747,997	7.50988	10.00000
4	708,667,543	6.78300	10.00000
5	702,715,453	7.00915	10.00000
6	695,900,173	6.78290	10.00000
7	688,233,364	7.00903	10.00000
8	679,729,905	6.78274	10.00000
9	670,407,885	6.78253	10.00000
10	660,288,580	7.00838	10.00000
11	649,396,396	6.78223	10.00000
12	637,759,861	7.00856	10.00000
13	625,498,476	6.78391	10.00000
14	612,706,929	6.78375	10.00000
15	599,413,013	7.51049	10.00000
16	585,646,761	6.78366	10.00000
17	571,440,324	7.01004	10.00000
18	556,827,547	6.78432	10.00000
19	541,843,979	7.01168	10.00000
20	526,526,695	6.78582	10.00000
21	510,914,044	6.78623	10.00000
22	495,045,569	7.01295	10.00000
23	478,961,766	6.78750	10.00000
24	462,704,139	8.15864	10.00000
25	446,719,064	8.77736	10.00000
26	431,304,859	8.77430	10.00000
27	416,417,560	9.71099	10.00000
28	402,038,947	8.76846	10.00000
29	388,151,459	9.05766	10.00000
30	374,738,092	9.12728	10.00000
31	361,788,289	9.72872	10.00000
32	349,284,604	9.41034	10.00000
33	337,206,920	9.40575	10.00000
34	325,540,539	9.71461	10.00000
35	314,271,280	9.39673	10.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)	Period	NWC [1] (%)	NWC [2,3] (%)
1	N/A	N/A	28	8.77	10.00	55	11.77	11.77
2	6.78	10.00	29	9.06	10.00	56	11.38	11.38
3	7.51	10.00	30	9.13	10.00	57	11.37	11.37
4	6.78	10.00	31	9.73	10.00	58	11.74	11.74
5	7.01	10.00	32	9.41	10.00	59	11.35	11.35
6	6.78	10.00	33	9.41	10.00	60	11.74	11.74
7	7.01	10.00	34	9.71	10.00	61	11.35	11.35
8	6.78	10.00	35	9.40	10.00	62	11.34	11.34
9	6.78	10.00	36	10.31	10.31	63	12.54	12.54
10	7.01	10.00	37	10.48	10.48	64	11.32	11.32
11	6.78	10.00	38	10.48	10.48	65	11.68	11.68
12	7.01	10.00	39	11.19	11.19	66	11.30	11.30
13	6.78	10.00	40	10.46	10.46	67	11.67	11.67
14	6.78	10.00	41	10.80	10.80	68	11.28	11.28
15	7.51	10.00	42	10.87	10.87	69	11.27	11.27
16	6.78	10.00	43	11.60	11.60	70	11.63	11.63
17	7.01	10.00	44	11.21	11.21	71	11.24	11.24
18	6.78	10.00	45	11.20	11.20	72	11.61	11.61
19	7.01	10.00	46	11.57	11.57	73	11.23	11.23
20	6.79	10.00	47	11.19	11.19	74	11.21	11.21
21	6.79	10.00	48	11.62	11.62	75	12.40	12.40
22	7.01	10.00	49	11.31	11.31	76	11.19	11.19
23	6.79	10.00	50	11.30	11.30	77	11.55	11.55
24	8.16	10.00	51	12.50	12.50	78	11.17	11.17
25	8.78	10.00	52	11.28	11.28	79	11.53	11.53
26	8.77	10.00	53	11.64	11.64			
27	9.71	10.00	54	11.33	11.33			

(1) Assumes 1mLIBOR remains constant at 2.340%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	2.340	2.623	1.39	1.39	41	4.384	4.501	4.80	4.28
2	2.415	2.729	4.13	4.07	42	4.414	4.532	4.70	4.17
3	2.550	2.835	4.40	4.23	43	4.444	4.563	4.80	4.37
4	2.669	2.930	4.13	3.80	44	4.474	4.595	4.70	4.17
5	2.787	3.016	4.22	3.79	45	4.504	4.629	4.70	4.13
6	2.890	3.092	4.12	3.58	46	4.535	4.662	4.79	4.26
7	2.970	3.162	4.21	3.61	47	4.566	4.696	4.70	4.06
8	3.042	3.229	4.12	3.42	48	4.598	4.728	4.79	4.28
9	3.113	3.292	4.11	3.34	49	4.632	4.760	4.69	4.14
10	3.180	3.353	4.20	3.39	50	4.668	4.789	4.69	4.10
11	3.239	3.411	4.10	3.21	51	4.701	4.815	4.98	4.58
12	3.300	3.465	4.19	3.26	52	4.732	4.838	4.69	4.02
13	3.365	3.517	4.10	3.07	53	4.759	4.857	4.78	4.16
14	3.420	3.566	4.09	3.01	54	4.783	4.872	4.69	4.02
15	3.471	3.615	4.36	3.35	55	4.804	4.883	4.78	4.21
16	3.522	3.658	4.08	2.90	56	4.821	4.893	4.68	4.01
17	3.564	3.686	4.16	2.98	57	4.835	4.905	4.68	3.99
18	3.605	3.694	4.06	2.80	58	4.844	4.920	4.77	4.16
19	3.655	3.705	4.15	2.88	59	4.849	4.937	4.68	3.97
20	3.707	3.726	4.05	2.69	60	4.850	4.958	4.78	4.20
21	3.726	3.747	4.04	2.67	61	4.863	4.983	4.68	4.04
22	3.690	3.774	4.13	2.83	62	4.891	5.010	4.68	4.00
23	3.611	3.815	4.03	2.77	63	4.919	5.037	4.96	4.52
24	3.668	3.878	4.49	3.70	64	4.946	5.062	4.67	3.93
25	3.780	3.939	4.65	4.11	65	4.972	5.087	4.77	4.09
26	3.833	3.989	4.64	4.05	66	4.998	5.111	4.67	3.93
27	3.884	4.036	4.91	4.43	67	5.022	5.134	4.77	4.15
28	3.934	4.081	4.62	3.93	68	5.046	5.156	4.68	3.94
29	3.982	4.123	4.70	4.02	69	5.069	5.177	4.69	3.92
30	4.028	4.162	4.59	3.92	70	5.091	5.197	4.79	4.09
31	4.071	4.197	4.68	4.09	71	5.113	5.217	4.70	3.88
32	4.112	4.230	4.57	3.89	72	5.133	5.235	4.81	4.10
33	4.149	4.261	4.55	3.84	73	5.152	5.252	4.72	3.94
34	4.182	4.291	4.64	3.95	74	5.170	5.268	4.73	3.92
35	4.212	4.320	4.53	3.75	75	5.188	5.282	5.03	4.48
36	4.238	4.349	4.68	4.15	76	5.204	5.296	4.75	3.90
37	4.264	4.379	4.64	4.21	77	5.219	5.308	4.85	4.08
38	4.294	4.410	4.67	4.19	78	5.233	5.319	4.77	3.92
39	4.324	4.440	4.88	4.50	79	5.245	5.329	4.88	4.12
40	4.354	4.471	4.70	4.15					

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 2.340% and 6mLIBOR stays at 2.623%.

BREAKEVEN LOSSES

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**	**M-6**	**M-7**
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA	Aa2/AA-/AA	Aa3/A+/AA-	A1/A/A+	A1/A-/A	A2/BBB+/A-
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	32.99 CDR	25.19 CDR	23.19 CDR	20.29 CDR	18.12 CDR	16.33 CDR	14.29 CDR
Collateral Loss	24.68%	21.00%	19.92%	18.21%	16.84%	15.62%	14.15%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	24.06 CDR	18.88 CDR	17.51 CDR	15.47 CDR	13.92 CDR	12.62 CDR	11.12 CDR
Collateral Loss	25.50%	21.66%	20.54%	18.77%	17.33%	16.07%	14.55%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	18.93 CDR	15.10 CDR	14.06 CDR	12.50 CDR	11.30 CDR	10.28 CDR	9.10 CDR
Collateral Loss	26.04%	22.12%	20.96%	19.15%	17.68%	16.38%	14.82%

Class	**M-8**	**M-9**	**M-10**	**M-11**	**B-1**	**B-2**
Rating (M/S/F)	A3/BBB/A-	Baa1/BBB-/BBB+	Baa2/NR/BBB	Baa3/NR/BBB-	Ba1/NR/BB+	Ba2/NR/BB
Loss Severity	40%	40%	40%	40%	40%	40%
Default	12.81 CDR	11.37 CDR	9.13 CDR	8.38 CDR	7.79 CDR	7.08 CDR
Collateral Loss	13.01%	11.84%	9.91%	9.22%	8.67%	7.99%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	10.02 CDR	8.93 CDR	7.23 CDR	6.65 CDR	6.20 CDR	5.66 CDR
Collateral Loss	13.37%	12.16%	10.17%	9.46%	8.89%	8.20%
Loss Severity	60%	60%	60%	60%	60%	60%
Default	8.23 CDR	7.35 CDR	5.97 CDR	5.51 CDR	5.15 CDR	4.71 CDR
Collateral Loss	13.62%	12.37%	10.32%	9.61%	9.05%	8.35%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$401,999,674	$25,985	$700,000
Average Scheduled Principal Balance	$175,087		
Number of Mortgage Loans	2,296		
Weighted Average Gross Coupon	7.515%	5.500%	9.875%
Weighted Average FICO Score	665	554	818
Weighted Average Combined Original LTV	99.73%	53.33%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	13 months
Weighted Average Gross Margin	5.818%	3.875%	7.875%
Weighted Average Minimum Interest Rate	7.446%	5.500%	9.875%
Weighted Average Maximum Interest Rate	13.446%	11.500%	15.875%
Weighted Average Initial Rate Cap	2.999%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	26 months	4 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.48%	92392	
ARM	85.65%		
Fixed Rate	14.35%		
2/28 6 Mo LIBOR ARM	31.99%		
3/27 6 Mo LIBOR ARM	6.55%		
5/25 6 Mo LIBOR ARM	0.98%		
5YR IO 2/28 6 Mo LIBOR ARM	37.63%		
5YR IO 3/27 6 Mo LIBOR ARM	7.91%		
5YR IO 5/25 6 Mo LIBOR ARM	0.56%		
5YR IO 6 Mo LIBOR ARM	0.03%		
Fixed Rate	12.88%		
Fixed Rate 5Yr IO	1.47%		
Interest Only	47.60%		
Not Interest Only	52.40%		
Prepay Penalty: 0 months	21.98%		
Prepay Penalty: 12 months	5.77%		
Prepay Penalty: 24 months	49.31%		
Prepay Penalty: 36 months	22.90%		
Prepay Penalty: 48 months	0.03%		

First Lien	100.00%
Full Documentation	65.03%
Limited Income Verification	0.82%
No Income Verification	0.71%
Stated Plus Documentation	33.44%
Cash Out Refinance	13.77%
Purchase	84.39%
Rate/Term Refinance	1.84%
2 Units	5.43%
3 Units	0.03%
Condominium	7.31%
PUD	14.99%
Single Family	72.24%
Primary	100.00%
Top 5 States:	
California	25.32%
Ohio	6.90%
Illinois	5.96%
Michigan	5.77%
Florida	5.71%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	83	3,616,689.51	0.90%	8.184	350	99.39	656
50,000.01 - 100,000.00	563	43,323,844.49	10.78%	8.042	358	99.67	646
100,000.01 - 150,000.00	578	71,471,708.89	17.78%	7.803	358	99.72	650
150,000.01 - 200,000.00	405	70,055,656.96	17.43%	7.521	359	99.60	660
200,000.01 - 250,000.00	200	44,645,752.13	11.11%	7.344	357	99.84	666
250,000.01 - 300,000.00	159	43,680,168.91	10.87%	7.310	359	99.84	674
300,000.01 - 350,000.00	104	33,746,215.18	8.39%	7.261	359	99.66	669
350,000.01 - 400,000.00	79	29,524,606.57	7.34%	7.309	359	99.49	669
400,000.01 - 450,000.00	45	19,198,538.60	4.78%	7.270	359	100.03	677
450,000.01 - 500,000.00	33	15,644,832.49	3.89%	7.389	359	99.82	672
500,000.01 - 550,000.00	23	12,107,442.53	3.01%	7.342	359	100.00	692
550,000.01 - 600,000.00	9	5,144,969.61	1.28%	7.068	359	100.00	692
600,000.01 - 650,000.00	7	4,428,298.20	1.10%	6.991	359	99.66	715
650,000.01 - 700,000.00	8	5,410,950.00	1.35%	7.236	359	100.00	737
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.61%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.28%	6.301	359	100.09	701
6.500 - 6.999	364	88,738,936.49	22.07%	6.792	359	100.01	693
7.000 - 7.499	469	93,504,764.21	23.26%	7.214	357	99.72	675
7.500 - 7.999	626	108,223,070.67	26.92%	7.696	359	99.55	657
8.000 - 8.499	380	50,584,413.26	12.58%	8.192	358	99.70	637
8.500 - 8.999	287	34,613,813.17	8.61%	8.687	358	99.70	623
9.000 - 9.499	89	9,508,338.91	2.37%	9.166	359	99.91	623
9.500 - 9.999	13	1,170,208.26	0.29%	9.627	359	100.00	620
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	3	373,346.59	0.09%	7.507	359	89.62	559
575-599	1	70,111.99	0.02%	8.375	358	90.00	591
600-624	615	86,122,190.42	21.42%	8.110	359	98.42	612
625-649	531	85,431,057.37	21.25%	7.766	358	100.04	638
650-674	470	84,783,265.17	21.09%	7.342	358	100.11	661
675-699	288	62,570,530.81	15.56%	7.167	359	100.07	686
700+	388	82,649,171.72	20.56%	7.077	358	100.17	735
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50.00- 54.99	1	160,000.00	0.04%	5.990	359	53.33	602
75.00- 79.99	1	163,000.00	0.04%	7.750	359	77.62	604
80.00	2	97,099.40	0.02%	6.931	358	80.00	610
85.00- 89.99	2	258,346.59	0.06%	7.566	359	85.00	556
90.00- 94.99	45	7,785,934.31	1.94%	7.548	359	94.35	611
95.00- 99.99	252	45,743,383.49	11.38%	7.431	358	97.71	646
100.00	1,892	328,124,337.02	81.62%	7.549	358	100.00	667
100.01+	101	19,667,573.26	4.89%	7.142	359	102.89	686
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	12	1,186,804.94	0.30%	7.549	179	99.80	667
360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	12	1,186,804.94	0.30%	7.549	179	99.80	667
301-360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	50	7,309,329.25	1.82%	7.633	358	99.10	662
20.01 -25.00	71	8,526,651.02	2.12%	7.700	358	98.46	653
25.01 -30.00	126	17,860,950.84	4.44%	7.577	357	99.72	664
30.01 -35.00	193	28,988,106.74	7.21%	7.601	359	99.66	666
35.01 -40.00	324	53,747,179.82	13.37%	7.514	359	99.78	664
40.01 -45.00	464	89,143,039.08	22.17%	7.512	358	99.85	669
45.01 -50.00	607	124,503,982.30	30.97%	7.406	358	99.87	672
50.01 -55.00	461	71,920,435.02	17.89%	7.626	359	99.54	648
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,846	344,321,748.23	85.65%	7.446	359	99.71	666
Fixed Rate	450	57,677,925.84	14.35%	7.928	355	99.83	656
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	878	128,617,109.91	31.99%	7.562	359	99.83	659
3/27 6 Mo LIBOR ARM	167	26,323,249.28	6.55%	7.560	359	99.97	662
5/25 6 Mo LIBOR ARM	19	3,933,350.62	0.98%	7.275	359	101.11	694
5YR IO 2/28 6 Mo LIBOR ARM	613	151,257,295.55	37.63%	7.343	359	99.58	672
5YR IO 3/27 6 Mo LIBOR ARM	157	31,799,543.51	7.91%	7.406	359	99.47	668
5YR IO 5/25 6 Mo LIBOR ARM	11	2,255,349.36	0.56%	7.281	359	99.73	679
5YR IO 6 Mo LIBOR ARM	1	135,850.00	0.03%	8.000	358	95.00	610
Fixed Rate	419	51,776,239.47	12.88%	7.940	355	99.85	655
Fixed Rate 5Yr IO	31	5,901,686.37	1.47%	7.823	356	99.69	658
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	813	191,349,724.79	47.60%	7.368	359	99.56	671
Not Interest Only	1,483	210,649,949.28	52.40%	7.649	358	99.88	659
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	508	88,377,382.65	21.98%	7.614	358	99.63	662
Prepay Penalty: 12 months	96	23,187,358.88	5.77%	7.578	359	99.72	685
Prepay Penalty: 24 months	1,076	198,241,191.87	49.31%	7.469	359	99.76	666
Prepay Penalty: 36 months	615	92,074,372.50	22.90%	7.506	357	99.76	659
Prepay Penalty: 48 months	1	119,368.17	0.03%	5.625	351	95.00	715
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,756	261,411,586.67	65.03%	7.613	358	99.63	653
Limited Income Verification	19	3,312,669.08	0.82%	7.577	356	98.58	667
No Income Verification	19	2,845,793.27	0.71%	8.643	357	99.78	668
Stated Plus Documentation	502	134,429,625.05	33.44%	7.300	359	99.94	688
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	330	55,354,769.25	13.77%	7.806	357	98.46	642
Purchase	1,920	339,243,014.21	84.39%	7.462	359	99.94	669
Rate/Term Refinance	46	7,401,890.61	1.84%	7.789	358	99.32	649
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	93	21,843,006.34	5.43%	7.385	359	99.81	676
3 Units	1	110,567.45	0.03%	8.250	359	100.00	641
Condominium	157	29,403,522.62	7.31%	7.567	358	100.04	667
PUD	307	60,240,631.40	14.99%	7.536	359	99.78	662
Single Family	1,738	290,401,946.26	72.24%	7.515	358	99.68	664
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	31	3,285,733.14	0.82%	8.044	359	99.13	632
Arizona	27	4,245,356.29	1.06%	7.858	359	99.40	642
Arkansas	3	348,071.86	0.09%	7.571	359	100.00	663
California	308	101,779,662.55	25.32%	7.146	359	100.02	685
Colorado	17	3,816,321.48	0.95%	7.290	359	99.52	678
Connecticut	7	1,562,804.89	0.39%	7.805	359	100.00	679
Delaware	1	149,896.78	0.04%	7.875	359	100.00	614
District of Columbia	2	517,914.85	0.13%	7.678	359	100.00	690
Florida	136	22,970,940.39	5.71%	7.670	359	99.79	663
Georgia	91	15,195,634.65	3.78%	7.495	359	99.69	656
Idaho	4	494,129.78	0.12%	7.221	359	100.00	653
Illinois	140	23,973,335.24	5.96%	7.575	358	99.41	660
Indiana	84	8,737,066.60	2.17%	7.760	359	99.39	643
Iowa	25	2,623,496.09	0.65%	7.935	359	98.51	638
Kansas	16	2,090,840.70	0.52%	7.903	359	99.64	655
Kentucky	44	5,435,611.59	1.35%	7.518	356	99.99	644
Louisiana	23	2,490,855.35	0.62%	7.677	359	99.41	639
Maine	11	1,555,240.78	0.39%	7.581	359	100.21	669
Maryland	45	10,423,678.31	2.59%	7.843	359	100.58	663
Massachusetts	26	6,426,147.09	1.60%	7.479	359	99.65	678
Michigan	160	23,205,459.46	5.77%	7.611	359	99.45	655
Minnesota	60	12,241,291.94	3.05%	7.214	359	99.72	668
Missouri	66	7,566,612.65	1.88%	7.879	359	98.69	642
Nebraska	2	251,149.01	0.06%	7.387	359	101.57	670
Nevada	16	3,208,400.27	0.80%	7.348	359	98.87	656
New Hampshire	7	1,201,393.99	0.30%	8.219	359	100.00	659
New Jersey	38	9,819,852.16	2.44%	7.502	352	99.38	663
New Mexico	7	923,741.36	0.23%	8.057	358	100.00	685
New York	96	19,409,914.57	4.83%	7.760	359	99.32	663
North Carolina	115	15,772,385.86	3.92%	7.523	359	99.72	655
Ohio	237	27,724,726.97	6.90%	7.689	359	99.71	650
Oklahoma	15	1,498,636.12	0.37%	8.186	359	99.05	633
Oregon	26	4,637,630.54	1.15%	7.383	359	100.00	679
Pennsylvania	55	5,295,536.85	1.32%	7.954	357	99.95	653
Rhode Island	7	1,939,898.83	0.48%	6.827	359	99.51	682
South Carolina	37	4,924,752.36	1.23%	7.643	359	100.08	649
South Dakota	5	479,790.94	0.12%	7.763	359	100.00	648
Tennessee	51	5,170,115.69	1.29%	7.799	357	99.60	648
Texas	157	20,639,237.69	5.13%	7.710	357	99.95	668
Utah	24	4,669,999.25	1.16%	7.439	359	99.83	657
Virginia	17	4,702,749.69	1.17%	8.064	359	100.66	645
Washington	20	3,511,775.93	0.87%	7.343	340	99.35	660
West Virginia	2	239,275.80	0.06%	7.603	359	97.40	625
Wisconsin	34	4,699,538.78	1.17%	7.824	359	98.74	655
Wyoming	1	143,068.95	0.04%	7.750	359	103.00	643
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	160,000.00	0.05%	5.990	359	53.33	602
4.000 - 4.499	2	329,428.00	0.10%	6.200	359	96.99	636
4.500 - 4.999	1	47,499.40	0.01%	7.250	356	80.00	610
5.000 - 5.499	395	98,947,469.53	28.74%	6.815	359	100.05	700
5.500 - 5.999	568	114,173,327.35	33.16%	7.319	359	99.77	662
6.000 - 6.499	484	80,699,711.18	23.44%	7.785	359	99.47	652
6.500 - 6.999	287	38,098,429.17	11.06%	8.296	359	99.44	637
7.000 - 7.499	92	10,508,807.23	3.05%	8.905	359	99.56	617
7.500 - 7.999	16	1,357,076.37	0.39%	9.324	359	100.00	615
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
6.500 - 6.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
7.000 - 7.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
7.500 - 7.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
8.000 - 8.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
8.500 - 8.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
9.000 - 9.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
9.500 - 9.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
12.000 -12.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
12.500 -12.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
13.000 -13.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
13.500 -13.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
14.000 -14.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
14.500 -14.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
15.000 -15.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
15.500 -15.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1	135,850.00	0.04%	8.000	358	95.00	610
3.000	1,845	344,185,898.23	99.96%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,846	344,321,748.23	100.00%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/05	1	135,850.00	0.04%	8.000	358	95.00	610
11/01/05	1	59,249.39	0.02%	7.250	347	100.00	640
08/01/06	3	289,200.38	0.08%	7.066	356	96.54	645
09/01/06	20	3,410,370.29	0.99%	8.067	357	100.08	662
10/01/06	202	35,496,913.08	10.31%	7.474	358	99.70	666
11/01/06	1,263	240,367,822.32	69.81%	7.430	359	99.70	666
12/01/06	2	250,850.00	0.07%	8.150	360	97.33	616
03/01/07	1	119,368.17	0.03%	5.625	351	95.00	715
06/01/07	1	125,000.00	0.04%	7.750	354	100.00	620
07/01/07	1	315,674.88	0.09%	6.375	355	100.00	738
08/01/07	1	409,070.35	0.12%	8.875	356	100.00	613
09/01/07	4	821,193.85	0.24%	8.438	357	100.00	680
10/01/07	39	6,736,874.14	1.96%	7.581	358	100.06	661
11/01/07	274	49,025,611.40	14.24%	7.451	359	99.65	666
12/01/07	3	570,000.00	0.17%	6.898	360	100.00	665
10/01/09	4	481,565.10	0.14%	7.147	358	101.12	682
11/01/09	26	5,707,134.88	1.66%	7.288	359	100.56	689
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

First Franklin Mortgage Loan Trust 2004-FFH4, Asset-Backed Certificates, Series 2004-FFH4

Marketing Materials

$719,991,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Select Portfolio Servicing, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

Preliminary Term Sheet ***As of December 7, 2004***

$719,991,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FFH4
Asset-Backed Certificates, Series 2004-FFH4
Subject to a +/- 10% Variance

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat [4]	Payment Window (Mths) Call/Mat [4]	Expected Rating Moody's/S&P/Fitch	Assumed Final Distribution Date	Certificate Type
I-A1	$272,359,000	2.48/2.65	1-79/1-176	Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A1	$97,000,000	1.00/1.00	1-20/1-20	Aaa/AAA/AAA	December 2013	Floating Rate Senior
II-A2	$153,500,000	2.82/2.82	20-72/20-72	Aaa/AAA/AAA	January 2035	Floating Rate Senior
II-A3	$21,892,000	6.51/8.31	72-79/72-168	Aaa/AAA/AAA	January 2035	Floating Rate Senior
M-1	$39,146,000	4.71/5.16	41-79/41-154	Aa1/AA+/AA+	January 2035	Floating Rate Subordinate
M-2	$31,463,000	4.66/5.09	39-79/39-143	Aa2/AA/AA	January 2035	Floating Rate Subordinate
M-3	$9,146,000	4.64/5.06	39-79/39-136	Aa2/AA-/AA-	January 2035	Floating Rate Subordinate
M-4	$14,268,000	4.64/5.05	39-79/39-133	Aa3/A+/A+	January 2035	Floating Rate Subordinate
M-5	$11,341,000	4.62/5.02	38-79/38-129	A1/A/A	January 2035	Floating Rate Subordinate
M-6	$9,878,000	4.62/5.00	38-79/38-124	A1/A-/A-	January 2035	Floating Rate Subordinate
M-7	$11,707,000	4.62/4.98	38-79/38-120	A2/BBB+/BBB+	January 2035	Floating Rate Subordinate
M-8	$8,780,000	4.62/4.95	37-79/37-115	A3/BBB/BBB+	January 2035	Floating Rate Subordinate
M-9	$8,780,000	4.60/4.90	37-79/37-110	Baa1/BBB-/BBB	January 2035	Floating Rate Subordinate
M-10	$13,902,000	4.60/4.84	37-79/37-104	Baa2/NR/[BBB]	January 2035	Floating Rate Subordinate
M-11	$5,122,000	4.60/4.74	37-79/37-92	Baa3/NR/[BBB-]	January 2035	Floating Rate Subordinate
B-1[5]	$4,390,000	Not Offered Hereby		Ba1/NR/[BB+]	January 2035	Floating Rate Subordinate
B-2[5]	$7,317,000	Not Offered Hereby		Ba2/NR/[BB]	January 2035	Floating Rate Subordinate
Total:	**$719,991,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) Each Class of Certificates is priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B Certificates (as defined herein) will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor: Financial Asset Securities Corp.

Servicer: Select Portfolio Servicing, Inc.

Lead Underwriter: Greenwich Capital Markets, Inc.

Co-Managers:	WaMu Capital Corp. and Sandler O'Neil Partners, L.P.
Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (together, the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "**Group II Certificates**," and collectively with the Group I Certificates, the "**Class A Certificates**"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (together, the "***Class B Certificates***" and together with the Class M Certificates, the "***Subordinate Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on December 1, 2004.
Cut-off Date:	The close of business on December 1, 2004.
Expected Pricing Date:	On or about the week of December [9], 2004.
Expected Closing Date:	On or about December 29, 2004.
Expected Settlement Date:	On or about December 29, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Class I-A1, Class II-A1, Class II-A2 and Class II-A3 Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $401,999,674 of which: (i) approximately $200,999,837 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $200,999,836 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Initial Group I Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $329,745,434 (the "***Original Pre-Funded Amount***") will be deposited, of which approximately (i) $164,872,717 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Subsequent Mortgage Loans***", and together with the Initial Group I Mortgage Loans, the "***Group I Mortgage Loans***") and (ii) $164,872,716 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Initial Group II Mortgage Loans, the "***Group II Mortgage Loans***"). The aggregate of the Group I Subsequent Mortgage Loans and Group II Subsequent Mortgage Loans is referred to herein as the "***Subsequent Mortgage Loans***." On or prior to March 28, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans***."

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date November 2007.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.60% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On any Distribution Date, the "***Overcollateralization Target Amount***" is equal:
(i) prior to the Stepdown Date, 1.60% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 3.20% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor.***"

On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, 2.00% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 4.00% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
 (x) the Distribution Date occurring in January 2008 and
 (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 51.10% (51.50% credit enhancement if an Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (i) aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account.

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date (1)		Target Credit Enhancement After Stepdown Date (2)	
Rating	**Percent**	**Rating**	**Percent**	**Rating**	**Percent**
A	25.55%	A	51.10%	A	51.90%
M-1	20.20%	M-1	40.40%	M-1	41.20%
M-2	15.90%	M-2	31.80%	M-2	32.60%
M-3	14.65%	M-3	29.30%	M-3	30.10%
M-4	12.70%	M-4	25.40%	M-4	26.20%
M-5	11.15%	M-5	22.30%	M-5	23.10%
M-6	9.80%	M-6	19.60%	M-6	20.40%
M-7	8.20%	M-7	16.40%	M-7	17.20%
M-8	7.00%	M-8	14.00%	M-8	14.80%
M-9	5.80%	M-9	11.60%	M-9	12.40%
M-10	3.90%	M-10	7.80%	M-10	8.60%
M-11	3.20%	M-11	6.40%	M-11	7.20%
B-1	2.60%	B-1	5.20%	B-1	6.00%
B-2	1.60%	B-2	3.20%	B-2	4.00%

(1) Assumes that a Step Up Event has not occurred.
(2) Assume that a Step Up Event has occurred.

Step Up Event: A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2005 to December 2008	[1.35]% initially, plus 1/12th of [2.00]% for each month thereafter
January 2009 to December 2009	[3.35]% initially, plus 1/12th of [1.70]% for each month thereafter
January 2010 to December 2010	[5.05]% initially, plus 1/12th of [1.55]% for each month thereafter
January 2011 and thereafter	[6.60]%

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [31.00]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the sum of (i) the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the Original Pre-Funded Amount, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2008 to December 2008	[3.75]% initially, plus 1/12th of [1.75]% for each month thereafter
January 2009 to December 2009	[5.50]% initially, plus 1/12th of [1.50]% for each month thereafter
January 2010 to December 2010	[7.00]% initially, plus 1/12th of [0.25]% for each month thereafter
January 2011 and thereafter	[7.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class M-11 Certificates, fourteenth, monthly interest to the Class B-1 Certificates and fifteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class M-11 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown," and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1

Certificates and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown: Principal will be distributed to the Class II-A1, Class II-A2 and Class II-A3 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class M-11 Certificates, 12) Class B-1 Certificates and 13) Class B-2 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 51.10% credit enhancement (51.90% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 40.40% credit enhancement (41.20% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 31.80% credit enhancement (32.60% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 29.30% credit (30.10% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 25.40% credit (26.20% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.30% credit enhancement (23.10% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 19.60% credit enhancement (20.40% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 16.40% credit enhancement (17.20% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 14.00% credit enhancement (14.80% credit enhancement if an OC Step Up Event exists), tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 11.60% credit enhancement (12.40% credit enhancement if an OC Step Up Event exists), eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 7.80% credit enhancement (8.60% credit enhancement if an OC Step Up Event exists), twelfth, to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 6.40% credit enhancement (7.20% credit enhancement if an OC Step Up Event exists), thirteenth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 5.20% credit enhancement (6.00% credit enhancement if an OC Step Up Event exists) and fourteenth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 3.20% credit enhancement (4.00% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.36	2.86	2.48	2.09	1.70
MDUR (yr)	3.10	2.67	2.34	1.98	1.64
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	79	67	57

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.59	3.06	2.65	2.23	1.80
MDUR (yr)	3.27	2.82	2.47	2.10	1.71
First Prin Pay	1	1	1	1	1
Last Prin Pay	241	205	176	154	131

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.20	1.07	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.84	3.27	2.82	2.30	1.99
MDUR (yr)	3.58	3.08	2.67	2.20	1.91
First Prin Pay	24	22	20	18	16
Last Prin Pay	101	84	72	61	33

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.84	3.27	2.82	2.30	1.99
MDUR (yr)	3.58	3.08	2.67	2.20	1.91
First Prin Pay	24	22	20	18	16
Last Prin Pay	101	84	72	61	33

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.16	7.59	6.51	5.51	3.24
MDUR (yr)	7.96	6.74	5.87	5.03	3.05
First Prin Pay	101	84	72	61	33
Last Prin Pay	111	92	79	67	57

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.75	9.77	8.31	7.00	3.95
MDUR (yr)	9.79	8.37	7.26	6.23	3.63
First Prin Pay	101	84	72	61	33
Last Prin Pay	234	197	168	144	122

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.71	4.50	4.71
MDUR (yr)	5.69	4.84	4.35	4.18	4.37
First Prin Pay	41	37	41	46	53
Last Prin Pay	111	92	79	67	57

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.96	5.83	5.16	4.88	5.52
MDUR (yr)	6.16	5.26	4.71	4.49	5.05
First Prin Pay	41	37	41	46	53
Last Prin Pay	213	180	154	133	113

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.66	4.27	4.27
MDUR (yr)	5.65	4.80	4.28	3.96	3.96
First Prin Pay	41	37	39	42	46
Last Prin Pay	111	92	79	67	57

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.81	5.09	4.64	4.57
MDUR (yr)	6.09	5.20	4.62	4.25	4.21
First Prin Pay	41	37	39	42	46
Last Prin Pay	200	168	143	122	103

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.32	5.29	4.64	4.20	4.04
MDUR (yr)	5.64	4.80	4.25	3.88	3.76
First Prin Pay	41	37	39	42	45
Last Prin Pay	111	92	79	67	57

Class M-3 to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.92	5.80	5.06	4.55	4.34
MDUR (yr)	6.06	5.18	4.58	4.17	4.00
First Prin Pay	41	37	39	42	45
Last Prin Pay	190	159	136	116	98

Class M-4 to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.32	5.29	4.64	4.16	3.96
MDUR (yr)	5.62	4.78	4.24	3.85	3.67
First Prin Pay	41	37	39	41	43
Last Prin Pay	111	92	79	67	57

Class M-4 to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.91	5.78	5.05	4.51	4.24
MDUR (yr)	6.04	5.15	4.56	4.13	3.91
First Prin Pay	41	37	39	41	43
Last Prin Pay	187	156	133	113	96

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.13	3.88
MDUR (yr)	5.58	4.75	4.21	3.80	3.59
First Prin Pay	41	37	38	40	42
Last Prin Pay	111	92	79	67	57

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.77	5.02	4.46	4.15
MDUR (yr)	5.97	5.11	4.51	4.06	3.82
First Prin Pay	41	37	38	40	42
Last Prin Pay	181	151	129	109	92

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.12	3.83
MDUR (yr)	5.55	4.73	4.18	3.77	3.53
First Prin Pay	41	37	38	39	41
Last Prin Pay	111	92	79	67	57

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.75	5.00	4.44	4.09
MDUR (yr)	5.92	5.07	4.47	4.02	3.75
First Prin Pay	41	37	38	39	41
Last Prin Pay	175	146	124	106	89

Weighted Average Life Tables

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.09	3.78
MDUR (yr)	5.50	4.70	4.16	3.73	3.47
First Prin Pay	41	37	38	39	40
Last Prin Pay	111	92	79	67	57

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.73	4.98	4.39	4.03
MDUR (yr)	5.86	5.01	4.43	3.97	3.68
First Prin Pay	41	37	38	39	40
Last Prin Pay	170	142	120	102	86

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.62	4.08	3.75
MDUR (yr)	5.42	4.64	4.11	3.68	3.41
First Prin Pay	41	37	37	38	39
Last Prin Pay	111	92	79	67	57

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.70	4.95	4.36	3.98
MDUR (yr)	5.74	4.92	4.36	3.90	3.60
First Prin Pay	41	37	37	38	39
Last Prin Pay	162	135	115	97	82

Weighted Average Life Tables

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.06	3.71
MDUR (yr)	5.38	4.61	4.07	3.65	3.37
First Prin Pay	41	37	37	38	39
Last Prin Pay	111	92	79	67	57

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.76	5.66	4.90	4.31	3.92
MDUR (yr)	5.66	4.86	4.29	3.84	3.53
First Prin Pay	41	37	37	38	39
Last Prin Pay	156	129	110	93	79

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.06	3.68
MDUR (yr)	5.24	4.51	3.99	3.58	3.29
First Prin Pay	41	37	37	37	38
Last Prin Pay	111	92	79	67	57

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.58	4.84	4.25	3.84
MDUR (yr)	5.45	4.70	4.16	3.72	3.41
First Prin Pay	41	37	37	37	38
Last Prin Pay	147	123	104	88	74

Weighted Average Life Tables

Class M-11 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.03	3.67
MDUR (yr)	5.10	4.40	3.91	3.49	3.22
First Prin Pay	41	37	37	37	38
Last Prin Pay	111	92	79	67	57

Class M-11 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.53	5.47	4.74	4.15	3.76
MDUR (yr)	5.22	4.51	4.01	3.57	3.29
First Prin Pay	41	37	37	37	38
Last Prin Pay	130	108	92	78	66

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.29	4.60	4.03	3.66
MDUR (yr)	5.10	4.40	3.91	3.49	3.21
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.42	5.38	4.66	4.08	3.70
MDUR (yr)	5.16	4.45	3.95	3.53	3.24
First Prin Pay	41	37	37	37	37
Last Prin Pay	122	101	86	73	62

Weighted Average Life Tables

Class B-2 to Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	111	92	79	67	57

Class B-2 to Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.17	5.17	4.49	3.93	3.55
MDUR (yr)	5.01	4.32	3.83	3.42	3.13
First Prin Pay	41	37	37	37	37
Last Prin Pay	113	94	80	68	57

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	0	0.00000	0.00000
2	717,951,552	6.78321	10.00000
3	713,747,997	7.50988	10.00000
4	708,667,543	6.78300	10.00000
5	702,715,453	7.00915	10.00000
6	695,900,173	6.78290	10.00000
7	688,233,364	7.00903	10.00000
8	679,729,905	6.78274	10.00000
9	670,407,885	6.78253	10.00000
10	660,288,580	7.00838	10.00000
11	649,396,396	6.78223	10.00000
12	637,759,861	7.00856	10.00000
13	625,498,476	6.78391	10.00000
14	612,706,929	6.78375	10.00000
15	599,413,013	7.51049	10.00000
16	585,646,761	6.78366	10.00000
17	571,440,324	7.01004	10.00000
18	556,827,547	6.78432	10.00000
19	541,843,979	7.01168	10.00000
20	526,526,695	6.78582	10.00000
21	510,914,044	6.78623	10.00000
22	495,045,569	7.01295	10.00000
23	478,961,766	6.78750	10.00000
24	462,704,139	8.15864	10.00000
25	446,719,064	8.77736	10.00000
26	431,304,859	8.77430	10.00000
27	416,417,560	9.71099	10.00000
28	402,038,947	8.76846	10.00000
29	388,151,459	9.05766	10.00000
30	374,738,092	9.12728	10.00000
31	361,788,289	9.72872	10.00000
32	349,284,604	9.41034	10.00000
33	337,206,920	9.40575	10.00000
34	325,540,539	9.71461	10.00000
35	314,271,280	9.39673	10.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)		Period	NWC [1] (%)	NWC [2,3] (%)
1	N/A	N/A		28	8.77	10.00		55	11.77	11.77
2	6.78	10.00		29	9.06	10.00		56	11.38	11.38
3	7.51	10.00		30	9.13	10.00		57	11.37	11.37
4	6.78	10.00		31	9.73	10.00		58	11.74	11.74
5	7.01	10.00		32	9.41	10.00		59	11.35	11.35
6	6.78	10.00		33	9.41	10.00		60	11.74	11.74
7	7.01	10.00		34	9.71	10.00		61	11.35	11.35
8	6.78	10.00		35	9.40	10.00		62	11.34	11.34
9	6.78	10.00		36	10.31	10.31		63	12.54	12.54
10	7.01	10.00		37	10.48	10.48		64	11.32	11.32
11	6.78	10.00		38	10.48	10.48		65	11.68	11.68
12	7.01	10.00		39	11.19	11.19		66	11.30	11.30
13	6.78	10.00		40	10.46	10.46		67	11.67	11.67
14	6.78	10.00		41	10.80	10.80		68	11.28	11.28
15	7.51	10.00		42	10.87	10.87		69	11.27	11.27
16	6.78	10.00		43	11.60	11.60		70	11.63	11.63
17	7.01	10.00		44	11.21	11.21		71	11.24	11.24
18	6.78	10.00		45	11.20	11.20		72	11.61	11.61
19	7.01	10.00		46	11.57	11.57		73	11.23	11.23
20	6.79	10.00		47	11.19	11.19		74	11.21	11.21
21	6.79	10.00		48	11.62	11.62		75	12.40	12.40
22	7.01	10.00		49	11.31	11.31		76	11.19	11.19
23	6.79	10.00		50	11.30	11.30		77	11.55	11.55
24	8.16	10.00		51	12.50	12.50		78	11.17	11.17
25	8.78	10.00		52	11.28	11.28		79	11.53	11.53
26	8.77	10.00		53	11.64	11.64				
27	9.71	10.00		54	11.33	11.33				

(1) Assumes 1mLIBOR remains constant at 2.340%, 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the Pricing Prepayment Speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	(3) Excess Spread Under STATIC LIBOR (%)	Excess Spread Under FORWARD LIBOR (%)
1	2.340	2.623	1.39	1.39	41	4.384	4.501	4.80	4.28
2	2.415	2.729	4.13	4.07	42	4.414	4.532	4.70	4.17
3	2.550	2.835	4.40	4.23	43	4.444	4.563	4.80	4.37
4	2.669	2.930	4.13	3.80	44	4.474	4.595	4.70	4.17
5	2.787	3.016	4.22	3.79	45	4.504	4.629	4.70	4.13
6	2.890	3.092	4.12	3.58	46	4.535	4.662	4.79	4.26
7	2.970	3.162	4.21	3.61	47	4.566	4.696	4.70	4.06
8	3.042	3.229	4.12	3.42	48	4.598	4.728	4.79	4.28
9	3.113	3.292	4.11	3.34	49	4.632	4.760	4.69	4.14
10	3.180	3.353	4.20	3.39	50	4.668	4.789	4.69	4.10
11	3.239	3.411	4.10	3.21	51	4.701	4.815	4.98	4.58
12	3.300	3.465	4.19	3.26	52	4.732	4.838	4.69	4.02
13	3.365	3.517	4.10	3.07	53	4.759	4.857	4.78	4.16
14	3.420	3.566	4.09	3.01	54	4.783	4.872	4.69	4.02
15	3.471	3.615	4.36	3.35	55	4.804	4.883	4.78	4.21
16	3.522	3.658	4.08	2.90	56	4.821	4.893	4.68	4.01
17	3.564	3.686	4.16	2.98	57	4.835	4.905	4.68	3.99
18	3.605	3.694	4.06	2.80	58	4.844	4.920	4.77	4.16
19	3.655	3.705	4.15	2.88	59	4.849	4.937	4.68	3.97
20	3.707	3.726	4.05	2.69	60	4.850	4.958	4.78	4.20
21	3.726	3.747	4.04	2.67	61	4.863	4.983	4.68	4.04
22	3.690	3.774	4.13	2.83	62	4.891	5.010	4.68	4.00
23	3.611	3.815	4.03	2.77	63	4.919	5.037	4.96	4.52
24	3.668	3.878	4.49	3.70	64	4.946	5.062	4.67	3.93
25	3.780	3.939	4.65	4.11	65	4.972	5.087	4.77	4.09
26	3.833	3.989	4.64	4.05	66	4.998	5.111	4.67	3.93
27	3.884	4.036	4.91	4.43	67	5.022	5.134	4.77	4.15
28	3.934	4.081	4.62	3.93	68	5.046	5.156	4.68	3.94
29	3.982	4.123	4.70	4.02	69	5.069	5.177	4.69	3.92
30	4.028	4.162	4.59	3.92	70	5.091	5.197	4.79	4.09
31	4.071	4.197	4.68	4.09	71	5.113	5.217	4.70	3.88
32	4.112	4.230	4.57	3.89	72	5.133	5.235	4.81	4.10
33	4.149	4.261	4.55	3.84	73	5.152	5.252	4.72	3.94
34	4.182	4.291	4.64	3.95	74	5.170	5.268	4.73	3.92
35	4.212	4.320	4.53	3.75	75	5.188	5.282	5.03	4.48
36	4.238	4.349	4.68	4.15	76	5.204	5.296	4.75	3.90
37	4.264	4.379	4.64	4.21	77	5.219	5.308	4.85	4.08
38	4.294	4.410	4.67	4.19	78	5.233	5.319	4.77	3.92
39	4.324	4.440	4.88	4.50	79	5.245	5.329	4.88	4.12
40	4.354	4.471	4.70	4.15					

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 2.340% and 6mLIBOR stays at 2.623%.

BREAKEVEN LOSSES

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**	**M-6**	**M-7**
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA	Aa2/AA-/AA-	Aa3/A+/A+	A1/A/A	A1/A-/A-	A2/BBB+/BBB+
Loss Severity	40%	40%	40%	40%	40%	40%	40%
Default	32.99 CDR	25.19 CDR	23.19 CDR	20.29 CDR	18.12 CDR	16.33 CDR	14.29 CDR
Collateral Loss	24.68%	21.00%	19.92%	18.21%	16.84%	15.62%	14.15%
Loss Severity	50%	50%	50%	50%	50%	50%	50%
Default	24.06 CDR	18.88 CDR	17.51 CDR	15.47 CDR	13.92 CDR	12.62 CDR	11.12 CDR
Collateral Loss	25.50%	21.66%	20.54%	18.77%	17.33%	16.07%	14.55%
Loss Severity	60%	60%	60%	60%	60%	60%	60%
Default	18.93 CDR	15.10 CDR	14.06 CDR	12.50 CDR	11.30 CDR	10.28 CDR	9.10 CDR
Collateral Loss	26.04%	22.12%	20.96%	19.15%	17.68%	16.38%	14.82%

Class	**M-8**	**M-9**	**M-10**	**M-11**	**B-1**	**B-2**
Rating (M/S/F)	A3/BBB/BBB+	Baa1/BBB-/BBB	Baa2/NR/[BBB]	Baa3/NR/[BBB-]	Ba1/NR/[BB+]	Ba2/NR/[BB]
Loss Severity	40%	40%	40%	40%	40%	40%
Default	12.81 CDR	11.37 CDR	9.13 CDR	8.38 CDR	7.79 CDR	7.08 CDR
Collateral Loss	13.01%	11.84%	9.91%	9.22%	8.67%	7.99%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	10.02 CDR	8.93 CDR	7.23 CDR	6.65 CDR	6.20 CDR	5.66 CDR
Collateral Loss	13.37%	12.16%	10.17%	9.46%	8.89%	8.20%
Loss Severity	60%	60%	60%	60%	60%	60%
Default	8.23 CDR	7.35 CDR	5.97 CDR	5.51 CDR	5.15 CDR	4.71 CDR
Collateral Loss	13.62%	12.37%	10.32%	9.61%	9.05%	8.35%

Assumptions

12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Initial Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$401,999,674	$25,985	$700,000
Average Scheduled Principal Balance	$175,087		
Number of Mortgage Loans	2,296		
Weighted Average Gross Coupon	7.515%	5.500%	9.875%
Weighted Average FICO Score	665	554	818
Weighted Average Combined Original LTV	99.73%	53.33%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	13 months
Weighted Average Gross Margin	5.818%	3.875%	7.875%
Weighted Average Minimum Interest Rate	7.446%	5.500%	9.875%
Weighted Average Maximum Interest Rate	13.446%	11.500%	15.875%
Weighted Average Initial Rate Cap	2.999%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	26 months	4 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.48%	92392	
ARM	85.65%		
Fixed Rate	14.35%		
2/28 6 Mo LIBOR ARM	31.99%		
3/27 6 Mo LIBOR ARM	6.55%		
5/25 6 Mo LIBOR ARM	0.98%		
5YR IO 2/28 6 Mo LIBOR ARM	37.63%		
5YR IO 3/27 6 Mo LIBOR ARM	7.91%		
5YR IO 5/25 6 Mo LIBOR ARM	0.56%		
5YR IO 6 Mo LIBOR ARM	0.03%		
Fixed Rate	12.88%		
Fixed Rate 5Yr IO	1.47%		
Interest Only	47.60%		
Not Interest Only	52.40%		
Prepay Penalty: 0 months	21.98%		
Prepay Penalty: 12 months	5.77%		
Prepay Penalty: 24 months	49.31%		
Prepay Penalty: 36 months	22.90%		
Prepay Penalty: 48 months	0.03%		

First Lien	100.00%
Full Documentation	65.03%
Limited Income Verification	0.82%
No Income Verification	0.71%
Stated Plus Documentation	33.44%
Cash Out Refinance	13.77%
Purchase	84.39%
Rate/Term Refinance	1.84%
2 Units	5.43%
3 Units	0.03%
Condominium	7.31%
PUD	14.99%
Single Family	72.24%
Primary	100.00%
Top 5 States:	
California	25.32%
Ohio	6.90%
Illinois	5.96%
Michigan	5.77%
Florida	5.71%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	83	3,616,689.51	0.90%	8.184	350	99.39	656
50,000.01 - 100,000.00	563	43,323,844.49	10.78%	8.042	358	99.67	646
100,000.01 - 150,000.00	578	71,471,708.89	17.78%	7.803	358	99.72	650
150,000.01 - 200,000.00	405	70,055,656.96	17.43%	7.521	359	99.60	660
200,000.01 - 250,000.00	200	44,645,752.13	11.11%	7.344	357	99.84	666
250,000.01 - 300,000.00	159	43,680,168.91	10.87%	7.310	359	99.84	674
300,000.01 - 350,000.00	104	33,746,215.18	8.39%	7.261	359	99.66	669
350,000.01 - 400,000.00	79	29,524,606.57	7.34%	7.309	359	99.49	669
400,000.01 - 450,000.00	45	19,198,538.60	4.78%	7.270	359	100.03	677
450,000.01 - 500,000.00	33	15,644,832.49	3.89%	7.389	359	99.82	672
500,000.01 - 550,000.00	23	12,107,442.53	3.01%	7.342	359	100.00	692
550,000.01 - 600,000.00	9	5,144,969.61	1.28%	7.068	359	100.00	692
600,000.01 - 650,000.00	7	4,428,298.20	1.10%	6.991	359	99.66	715
650,000.01 - 700,000.00	8	5,410,950.00	1.35%	7.236	359	100.00	737
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.61%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.28%	6.301	359	100.09	701
6.500 - 6.999	364	88,738,936.49	22.07%	6.792	359	100.01	693
7.000 - 7.499	469	93,504,764.21	23.26%	7.214	357	99.72	675
7.500 - 7.999	626	108,223,070.67	26.92%	7.696	359	99.55	657
8.000 - 8.499	380	50,584,413.26	12.58%	8.192	358	99.70	637
8.500 - 8.999	287	34,613,813.17	8.61%	8.687	358	99.70	623
9.000 - 9.499	89	9,508,338.91	2.37%	9.166	359	99.91	623
9.500 - 9.999	13	1,170,208.26	0.29%	9.627	359	100.00	620
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	3	373,346.59	0.09%	7.507	359	89.62	559
575-599	1	70,111.99	0.02%	8.375	358	90.00	591
600-624	615	86,122,190.42	21.42%	8.110	359	98.42	612
625-649	531	85,431,057.37	21.25%	7.766	358	100.04	638
650-674	470	84,783,265.17	21.09%	7.342	358	100.11	661
675-699	288	62,570,530.81	15.56%	7.167	359	100.07	686
700+	388	82,649,171.72	20.56%	7.077	358	100.17	735
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50.00- 54.99	1	160,000.00	0.04%	5.990	359	53.33	602
75.00- 79.99	1	163,000.00	0.04%	7.750	359	77.62	604
80.00	2	97,099.40	0.02%	6.931	358	80.00	610
85.00- 89.99	2	258,346.59	0.06%	7.566	359	85.00	556
90.00- 94.99	45	7,785,934.31	1.94%	7.548	359	94.35	611
95.00- 99.99	252	45,743,383.49	11.38%	7.431	358	97.71	646
100.00	1,892	328,124,337.02	81.62%	7.549	358	100.00	667
100.01+	101	19,667,573.26	4.89%	7.142	359	102.89	686
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	12	1,186,804.94	0.30%	7.549	179	99.80	667
360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	12	1,186,804.94	0.30%	7.549	179	99.80	667
301-360	2,284	400,812,869.13	99.70%	7.515	359	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	50	7,309,329.25	1.82%	7.633	358	99.10	662
20.01 -25.00	71	8,526,651.02	2.12%	7.700	358	98.46	653
25.01 -30.00	126	17,860,950.84	4.44%	7.577	357	99.72	664
30.01 -35.00	193	28,988,106.74	7.21%	7.601	359	99.66	666
35.01 -40.00	324	53,747,179.82	13.37%	7.514	359	99.78	664
40.01 -45.00	464	89,143,039.08	22.17%	7.512	358	99.85	669
45.01 -50.00	607	124,503,982.30	30.97%	7.406	358	99.87	672
50.01 -55.00	461	71,920,435.02	17.89%	7.626	359	99.54	648
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,846	344,321,748.23	85.65%	7.446	359	99.71	666
Fixed Rate	450	57,677,925.84	14.35%	7.928	355	99.83	656
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	878	128,617,109.91	31.99%	7.562	359	99.83	659
3/27 6 Mo LIBOR ARM	167	26,323,249.28	6.55%	7.560	359	99.97	662
5/25 6 Mo LIBOR ARM	19	3,933,350.62	0.98%	7.275	359	101.11	694
5YR IO 2/28 6 Mo LIBOR ARM	613	151,257,295.55	37.63%	7.343	359	99.58	672
5YR IO 3/27 6 Mo LIBOR ARM	157	31,799,543.51	7.91%	7.406	359	99.47	668
5YR IO 5/25 6 Mo LIBOR ARM	11	2,255,349.36	0.56%	7.281	359	99.73	679
5YR IO 6 Mo LIBOR ARM	1	135,850.00	0.03%	8.000	358	95.00	610
Fixed Rate	419	51,776,239.47	12.88%	7.940	355	99.85	655
Fixed Rate 5Yr IO	31	5,901,686.37	1.47%	7.823	356	99.69	658
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	813	191,349,724.79	47.60%	7.368	359	99.56	671
Not Interest Only	1,483	210,649,949.28	52.40%	7.649	358	99.88	659
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	508	88,377,382.65	21.98%	7.614	358	99.63	662
Prepay Penalty: 12 months	96	23,187,358.88	5.77%	7.578	359	99.72	685
Prepay Penalty: 24 months	1,076	198,241,191.87	49.31%	7.469	359	99.76	666
Prepay Penalty: 36 months	615	92,074,372.50	22.90%	7.506	357	99.76	659
Prepay Penalty: 48 months	1	119,368.17	0.03%	5.625	351	95.00	715
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,756	261,411,586.67	65.03%	7.613	358	99.63	653
Limited Income Verification	19	3,312,669.08	0.82%	7.577	356	98.58	667
No Income Verification	19	2,845,793.27	0.71%	8.643	357	99.78	668
Stated Plus Documentation	502	134,429,625.05	33.44%	7.300	359	99.94	688
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	330	55,354,769.25	13.77%	7.806	357	98.46	642
Purchase	1,920	339,243,014.21	84.39%	7.462	359	99.94	669
Rate/Term Refinance	46	7,401,890.61	1.84%	7.789	358	99.32	649
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	93	21,843,006.34	5.43%	7.385	359	99.81	676
3 Units	1	110,567.45	0.03%	8.250	359	100.00	641
Condominium	157	29,403,522.62	7.31%	7.567	358	100.04	667
PUD	307	60,240,631.40	14.99%	7.536	359	99.78	662
Single Family	1,738	290,401,946.26	72.24%	7.515	358	99.68	664
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	2,296	401,999,674.07	100.00%	7.515	358	99.73	665
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	31	3,285,733.14	0.82%	8.044	359	99.13	632
Arizona	27	4,245,356.29	1.06%	7.858	359	99.40	642
Arkansas	3	348,071.86	0.09%	7.571	359	100.00	663
California	308	101,779,662.55	25.32%	7.146	359	100.02	685
Colorado	17	3,816,321.48	0.95%	7.290	359	99.52	678
Connecticut	7	1,562,804.89	0.39%	7.805	359	100.00	679
Delaware	1	149,896.78	0.04%	7.875	359	100.00	614
District of Columbia	2	517,914.85	0.13%	7.678	359	100.00	690
Florida	136	22,970,940.39	5.71%	7.670	359	99.79	663
Georgia	91	15,195,634.65	3.78%	7.495	359	99.69	656
Idaho	4	494,129.78	0.12%	7.221	359	100.00	653
Illinois	140	23,973,335.24	5.96%	7.575	358	99.41	660
Indiana	84	8,737,066.60	2.17%	7.760	359	99.39	643
Iowa	25	2,623,496.09	0.65%	7.935	359	98.51	638
Kansas	16	2,090,840.70	0.52%	7.903	359	99.64	655
Kentucky	44	5,435,611.59	1.35%	7.518	356	99.99	644
Louisiana	23	2,490,855.35	0.62%	7.677	359	99.41	639
Maine	11	1,555,240.78	0.39%	7.581	359	100.21	669
Maryland	45	10,423,678.31	2.59%	7.843	359	100.58	663
Massachusetts	26	6,426,147.09	1.60%	7.479	359	99.65	678
Michigan	160	23,205,459.46	5.77%	7.611	359	99.45	655
Minnesota	60	12,241,291.94	3.05%	7.214	359	99.72	668
Missouri	66	7,566,612.65	1.88%	7.879	359	98.69	642
Nebraska	2	251,149.01	0.06%	7.387	359	101.57	670
Nevada	16	3,208,400.27	0.80%	7.348	359	98.87	656
New Hampshire	7	1,201,393.99	0.30%	8.219	359	100.00	659
New Jersey	38	9,819,852.16	2.44%	7.502	352	99.38	663
New Mexico	7	923,741.36	0.23%	8.057	358	100.00	685
New York	96	19,409,914.57	4.83%	7.760	359	99.32	663
North Carolina	115	15,772,385.86	3.92%	7.523	359	99.72	655
Ohio	237	27,724,726.97	6.90%	7.689	359	99.71	650
Oklahoma	15	1,498,636.12	0.37%	8.186	359	99.05	633
Oregon	26	4,637,630.54	1.15%	7.383	359	100.00	679
Pennsylvania	55	5,295,536.85	1.32%	7.954	357	99.95	653
Rhode Island	7	1,939,898.83	0.48%	6.827	359	99.51	682
South Carolina	37	4,924,752.36	1.23%	7.643	359	100.08	649
South Dakota	5	479,790.94	0.12%	7.763	359	100.00	648
Tennessee	51	5,170,115.69	1.29%	7.799	357	99.60	648
Texas	157	20,639,237.69	5.13%	7.710	357	99.95	668
Utah	24	4,669,999.25	1.16%	7.439	359	99.83	657
Virginia	17	4,702,749.69	1.17%	8.064	359	100.66	645
Washington	20	3,511,775.93	0.87%	7.343	340	99.35	660
West Virginia	2	239,275.80	0.06%	7.603	359	97.40	625
Wisconsin	34	4,699,538.78	1.17%	7.824	359	98.74	655
Wyoming	1	143,068.95	0.04%	7.750	359	103.00	643
Total	**2,296**	**401,999,674.07**	**100.00%**	**7.515**	**358**	**99.73**	**665**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	160,000.00	0.05%	5.990	359	53.33	602
4.000 - 4.499	2	329,428.00	0.10%	6.200	359	96.99	636
4.500 - 4.999	1	47,499.40	0.01%	7.250	356	80.00	610
5.000 - 5.499	395	98,947,469.53	28.74%	6.815	359	100.05	700
5.500 - 5.999	568	114,173,327.35	33.16%	7.319	359	99.77	662
6.000 - 6.499	484	80,699,711.18	23.44%	7.785	359	99.47	652
6.500 - 6.999	287	38,098,429.17	11.06%	8.296	359	99.44	637
7.000 - 7.499	92	10,508,807.23	3.05%	8.905	359	99.56	617
7.500 - 7.999	16	1,357,076.37	0.39%	9.324	359	100.00	615
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
6.000 - 6.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
6.500 - 6.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
7.000 - 7.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
7.500 - 7.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
8.000 - 8.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
8.500 - 8.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
9.000 - 9.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
9.500 - 9.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	10	2,463,518.65	0.72%	5.823	359	96.13	685
12.000 -12.499	58	13,192,610.45	3.83%	6.301	359	100.09	701
12.500 -12.999	349	85,714,754.02	24.89%	6.790	359	100.01	693
13.000 -13.499	411	84,149,089.98	24.44%	7.211	359	99.69	675
13.500 -13.999	488	88,254,894.76	25.63%	7.689	359	99.46	656
14.000 -14.499	264	37,387,651.19	10.86%	8.198	359	99.70	635
14.500 -14.999	191	24,608,416.60	7.15%	8.679	359	99.72	622
15.000 -15.499	66	7,707,858.98	2.24%	9.176	359	99.94	625
15.500 -15.999	9	842,953.60	0.24%	9.651	359	100.00	620
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1	135,850.00	0.04%	8.000	358	95.00	610
3.000	1,845	344,185,898.23	99.96%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,846	344,321,748.23	100.00%	7.446	359	99.71	666
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/05	1	135,850.00	0.04%	8.000	358	95.00	610
11/01/05	1	59,249.39	0.02%	7.250	347	100.00	640
08/01/06	3	289,200.38	0.08%	7.066	356	96.54	645
09/01/06	20	3,410,370.29	0.99%	8.067	357	100.08	662
10/01/06	202	35,496,913.08	10.31%	7.474	358	99.70	666
11/01/06	1,263	240,367,822.32	69.81%	7.430	359	99.70	666
12/01/06	2	250,850.00	0.07%	8.150	360	97.33	616
03/01/07	1	119,368.17	0.03%	5.625	351	95.00	715
06/01/07	1	125,000.00	0.04%	7.750	354	100.00	620
07/01/07	1	315,674.88	0.09%	6.375	355	100.00	738
08/01/07	1	409,070.35	0.12%	8.875	356	100.00	613
09/01/07	4	821,193.85	0.24%	8.438	357	100.00	680
10/01/07	39	6,736,874.14	1.96%	7.581	358	100.06	661
11/01/07	274	49,025,611.40	14.24%	7.451	359	99.65	666
12/01/07	3	570,000.00	0.17%	6.898	360	100.00	665
10/01/09	4	481,565.10	0.14%	7.147	358	101.12	682
11/01/09	26	5,707,134.88	1.66%	7.288	359	100.56	689
Total	**1,846**	**344,321,748.23**	**100.00%**	**7.446**	**359**	**99.71**	**666**

Initial Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$200,999,837	$25,985	$394,000
Average Scheduled Principal Balance	$146,182		
Number of Mortgage Loans	1,375		
Weighted Average Gross Coupon	7.611%	5.500%	9.875%
Weighted Average FICO Score	659	557	818
Weighted Average Combined Original LTV	99.54%	77.62%	100.00%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	13 months
Weighted Average Gross Margin	5.920%	5.000%	7.875%
Weighted Average Minimum Interest Rate	7.532%	5.500%	9.875%
Weighted Average Maximum Interest Rate	13.532%	11.500%	15.875%
Weighted Average Initial Rate Cap	2.998%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	26 months	4 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.74%	92392	
ARM	81.82%		
Fixed Rate	18.18%		
2/28 6 Mo LIBOR ARM	34.70%		
3/27 6 Mo LIBOR ARM	6.74%		
5/25 6 Mo LIBOR ARM	0.67%		
5YR IO 2/28 6 Mo LIBOR ARM	30.97%		
5YR IO 3/27 6 Mo LIBOR ARM	8.22%		
5YR IO 5/25 6 Mo LIBOR ARM	0.45%		
5YR IO 6 Mo LIBOR ARM	0.07%		
Fixed Rate	16.47%		
Fixed Rate 5Yr IO	1.71%		
Interest Only	41.42%		
Not Interest Only	58.58%		
Prepay Penalty: 0 months	23.00%		
Prepay Penalty: 12 months	4.17%		
Prepay Penalty: 24 months	46.48%		
Prepay Penalty: 36 months	26.35%		

First Lien	100.00%
Full Documentation	72.40%
Limited Income Verification	0.77%
No Income Verification	0.68%
Stated Plus Documentation	26.15%
Cash Out Refinance	15.47%
Purchase	82.31%
Rate/Term Refinance	2.22%
2 Units	4.70%
3 Units	0.06%
Condominium	7.13%
PUD	16.90%
Single Family	71.22%
Primary	100.00%
Top 5 States:	
California	12.65%
Ohio	9.25%
Michigan	7.44%
Illinois	6.85%
Florida	6.33%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	54	2,321,803.59	1.16%	8.174	355	100.00	657
50,000.01 - 100,000.00	382	29,277,307.47	14.57%	8.072	358	99.63	643
100,000.01 - 150,000.00	371	45,667,494.74	22.72%	7.844	358	99.60	650
150,000.01 - 200,000.00	277	47,901,894.07	23.83%	7.516	359	99.54	658
200,000.01 - 250,000.00	134	29,801,005.39	14.83%	7.372	357	99.51	667
250,000.01 - 300,000.00	99	27,303,558.77	13.58%	7.360	359	99.41	672
300,000.01 - 350,000.00	55	17,584,537.70	8.75%	7.257	359	99.47	670
350,000.01 - 400,000.00	3	1,142,235.39	0.57%	6.953	359	100.00	689
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	6	1,202,289.97	0.60%	5.841	359	98.77	695
6.000 - 6.499	36	7,406,955.26	3.69%	6.292	359	99.88	705
6.500 - 6.999	189	36,748,104.22	18.28%	6.796	359	99.69	691
7.000 - 7.499	247	39,687,609.46	19.75%	7.215	358	99.38	668
7.500 - 7.999	384	57,574,439.39	28.64%	7.699	358	99.37	655
8.000 - 8.499	237	28,782,234.55	14.32%	8.197	359	99.67	634
8.500 - 8.999	203	22,473,956.21	11.18%	8.688	359	99.72	622
9.000 - 9.499	67	6,610,716.47	3.29%	9.171	359	99.87	622
9.500 - 9.999	6	513,531.59	0.26%	9.738	358	100.00	619
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	168,300.00	0.08%	7.000	359	85.00	557
575-599	1	70,111.99	0.03%	8.375	358	90.00	591
600-624	406	52,594,532.39	26.17%	8.168	359	98.58	611
625-649	336	46,208,014.61	22.99%	7.840	357	99.87	638
650-674	280	42,932,205.28	21.36%	7.341	359	99.91	662
675-699	141	23,483,600.92	11.68%	7.213	359	99.86	684
700+	210	35,543,071.93	17.68%	7.079	359	99.98	735
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
75.00- 79.99	1	163,000.00	0.08%	7.750	359	77.62	604
85.00- 89.99	1	168,300.00	0.08%	7.000	359	85.00	557
90.00- 94.99	31	4,532,354.53	2.25%	7.506	359	94.14	611
95.00- 99.99	158	26,611,561.47	13.24%	7.478	359	97.79	643
100.00	1,184	169,524,621.12	84.34%	7.635	358	100.00	662
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	4	481,430.40	0.24%	7.586	179	100.00	639
360	1,371	200,518,406.72	99.76%	7.611	359	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	4	481,430.40	0.24%	7.586	179	100.00	639
301-360	1,371	200,518,406.72	99.76%	7.611	359	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	38	4,798,235.89	2.39%	7.927	359	98.75	645
20.01 -25.00	47	5,312,831.32	2.64%	7.773	359	99.38	655
25.01 -30.00	78	9,577,519.41	4.76%	7.619	358	99.58	669
30.01 -35.00	124	15,861,423.83	7.89%	7.747	359	99.52	658
35.01 -40.00	196	28,689,910.33	14.27%	7.559	359	99.68	662
40.01 -45.00	257	38,030,905.72	18.92%	7.650	357	99.52	658
45.01 -50.00	334	56,058,753.07	27.89%	7.502	359	99.51	666
50.01 -55.00	301	42,670,257.55	21.23%	7.646	359	99.64	647
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,073	164,458,443.32	81.82%	7.532	359	99.50	660
Fixed Rate	302	36,541,393.80	18.18%	7.966	356	99.77	653
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	529	69,745,219.34	34.70%	7.674	359	99.47	654
3/27 6 Mo LIBOR ARM	100	13,554,152.88	6.74%	7.650	359	99.69	657
5/25 6 Mo LIBOR ARM	8	1,352,638.56	0.67%	7.558	359	99.85	682
5YR IO 2/28 6 Mo LIBOR ARM	334	62,240,226.73	30.97%	7.376	359	99.48	663
5YR IO 3/27 6 Mo LIBOR ARM	95	16,529,656.45	8.22%	7.446	359	99.50	667
5YR IO 5/25 6 Mo LIBOR ARM	6	900,699.36	0.45%	7.001	359	100.00	709
5YR IO 6 Mo LIBOR ARM	1	135,850.00	0.07%	8.000	358	95.00	610
Fixed Rate	281	33,099,071.64	16.47%	7.971	356	99.74	653
Fixed Rate 5Yr IO	21	3,442,322.16	1.71%	7.914	359	100.00	652
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	457	83,248,754.70	41.42%	7.409	359	99.50	664
Not Interest Only	918	117,751,082.42	58.58%	7.753	358	99.57	655
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	312	46,234,722.56	23.00%	7.669	358	99.58	657
Prepay Penalty: 12 months	50	8,388,521.73	4.17%	7.909	359	99.51	661
Prepay Penalty: 24 months	613	93,415,458.74	46.48%	7.572	359	99.51	660
Prepay Penalty: 36 months	400	52,961,134.09	26.35%	7.582	358	99.58	656
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,375	200,999,837.12	100.00%	7.611	358	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,097	145,529,919.69	72.40%	7.698	358	99.41	649
Limited Income Verification	9	1,545,573.06	0.77%	7.414	359	97.38	658
No Income Verification	11	1,365,750.80	0.68%	8.619	357	99.53	659
Stated Plus Documentation	258	52,558,593.57	26.15%	7.350	359	100.00	686
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	207	31,091,801.18	15.47%	7.860	358	98.40	639
Purchase	1,135	165,444,353.62	82.31%	7.558	358	99.77	662
Rate/Term Refinance	33	4,463,682.32	2.22%	7.823	359	99.15	653
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	53	9,446,644.40	4.70%	7.494	359	99.98	669
3 Units	1	110,567.45	0.06%	8.250	359	100.00	641
Condominium	91	14,328,925.28	7.13%	7.569	359	99.92	666
PUD	192	33,959,385.11	16.90%	7.582	359	99.53	653
Single Family	1,038	143,154,314.88	71.22%	7.629	358	99.48	658
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	1,375	200,999,837.12	100.00%	7.611	358	99.54	659
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	20	1,901,085.33	0.95%	8.159	359	98.76	627
Arizona	18	2,456,171.31	1.22%	7.872	359	99.59	647
Arkansas	1	95,935.59	0.05%	8.000	359	100.00	657
California	97	25,430,996.41	12.65%	7.160	359	99.75	679
Colorado	10	1,912,325.28	0.95%	7.458	359	99.43	654
Connecticut	6	1,283,002.51	0.64%	7.817	359	100.00	687
Delaware	1	149,896.78	0.07%	7.875	359	100.00	614
District of Columbia	1	147,914.85	0.07%	8.750	359	100.00	647
Florida	79	12,721,084.49	6.33%	7.709	359	99.58	656
Georgia	54	8,253,478.36	4.11%	7.553	359	99.51	646
Idaho	3	356,865.58	0.18%	7.306	359	100.00	652
Illinois	86	13,760,216.35	6.85%	7.578	359	99.27	656
Indiana	61	6,779,751.59	3.37%	7.688	359	99.25	645
Iowa	14	1,429,405.02	0.71%	8.005	359	97.57	627
Kansas	13	1,805,644.78	0.90%	7.914	359	99.58	658
Kentucky	24	2,583,377.52	1.29%	7.667	359	100.00	644
Louisiana	13	1,369,322.90	0.68%	7.926	359	99.66	637
Maine	5	683,912.08	0.34%	7.691	358	100.00	657
Maryland	22	4,418,958.87	2.20%	7.941	359	99.52	661
Massachusetts	20	4,446,524.05	2.21%	7.500	359	100.00	677
Michigan	110	14,954,408.68	7.44%	7.694	359	99.65	654
Minnesota	33	5,869,379.64	2.92%	7.155	359	99.56	669
Missouri	44	4,604,698.15	2.29%	7.861	359	98.33	649
Nebraska	1	119,404.44	0.06%	7.125	359	100.00	669
Nevada	8	1,871,467.11	0.93%	7.543	359	98.88	643
New Hampshire	5	882,735.46	0.44%	8.247	359	100.00	655
New Jersey	21	4,096,222.59	2.04%	7.459	349	100.00	676
New Mexico	5	621,635.68	0.31%	8.416	358	100.00	637
New York	54	7,891,514.41	3.93%	7.763	359	98.95	661
North Carolina	82	11,259,299.82	5.60%	7.552	359	99.66	656
Ohio	155	18,594,706.27	9.25%	7.662	359	99.57	652
Oklahoma	13	1,369,813.43	0.68%	8.188	359	99.25	633
Oregon	22	3,699,401.77	1.84%	7.359	359	100.00	677
Pennsylvania	38	3,604,291.85	1.79%	7.991	359	99.90	654
Rhode Island	3	721,212.81	0.36%	7.232	359	98.67	660
South Carolina	25	2,860,802.66	1.42%	7.837	359	100.00	637
South Dakota	5	479,790.94	0.24%	7.763	359	100.00	648
Tennessee	39	3,482,451.37	1.73%	7.991	355	99.37	652
Texas	97	11,840,164.05	5.89%	7.730	358	99.90	666
Utah	18	2,816,560.43	1.40%	7.444	359	99.69	659
Virginia	7	1,601,503.93	0.80%	7.896	359	100.00	651
Washington	14	1,994,436.24	0.99%	7.391	346	98.72	657
West Virginia	1	123,849.46	0.06%	7.000	359	94.98	612
Wisconsin	27	3,654,216.28	1.82%	7.819	359	99.45	661
Total	**1,375**	**200,999,837.12**	**100.00%**	**7.611**	**358**	**99.54**	**659**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	206	39,734,565.47	24.16%	6.778	359	99.79	695
5.500 - 5.999	293	48,547,927.67	29.52%	7.305	359	99.37	658
6.000 - 6.499	313	45,160,267.67	27.46%	7.801	359	99.38	652
6.500 - 6.999	184	23,597,937.23	14.35%	8.309	359	99.44	633
7.000 - 7.499	65	6,398,123.01	3.89%	8.873	359	99.52	618
7.500 - 7.999	12	1,019,622.27	0.62%	9.380	359	100.00	615
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	6	1,202,289.97	0.73%	5.841	359	98.77	695
6.000 - 6.499	36	7,406,955.26	4.50%	6.292	359	99.88	705
6.500 - 6.999	178	34,809,125.56	21.17%	6.795	359	99.67	690
7.000 - 7.499	209	34,044,794.37	20.70%	7.206	359	99.28	667
7.500 - 7.999	298	46,315,523.73	28.16%	7.697	359	99.24	654
8.000 - 8.499	160	20,070,833.83	12.20%	8.210	359	99.68	630
8.500 - 8.999	131	14,952,504.91	9.09%	8.674	359	99.81	622
9.000 - 9.499	50	5,212,884.10	3.17%	9.189	359	99.91	624
9.500 - 9.999	5	443,531.59	0.27%	9.756	358	100.00	618
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	6	1,202,289.97	0.73%	5.841	359	98.77	695
12.000 -12.499	36	7,406,955.26	4.50%	6.292	359	99.88	705
12.500 -12.999	178	34,809,125.56	21.17%	6.795	359	99.67	690
13.000 -13.499	209	34,044,794.37	20.70%	7.206	359	99.28	667
13.500 -13.999	298	46,315,523.73	28.16%	7.697	359	99.24	654
14.000 -14.499	160	20,070,833.83	12.20%	8.210	359	99.68	630
14.500 -14.999	131	14,952,504.91	9.09%	8.674	359	99.81	622
15.000 -15.499	50	5,212,884.10	3.17%	9.189	359	99.91	624
15.500 -15.999	5	443,531.59	0.27%	9.756	358	100.00	618
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1	135,850.00	0.08%	8.000	358	95.00	610
3.000	1,072	164,322,593.32	99.92%	7.532	359	99.50	660
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	1,073	164,458,443.32	100.00%	7.532	359	99.50	660
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
04/01/05	1	135,850.00	0.08%	8.000	358	95.00	610
11/01/05	1	59,249.39	0.04%	7.250	347	100.00	640
08/01/06	2	241,700.98	0.15%	7.030	356	99.80	652
09/01/06	11	1,472,151.54	0.90%	8.381	357	99.61	660
10/01/06	114	16,696,427.34	10.15%	7.548	358	99.35	659
11/01/06	734	113,382,066.82	68.94%	7.520	359	99.49	659
12/01/06	1	133,850.00	0.08%	8.500	360	95.00	612
06/01/07	1	125,000.00	0.08%	7.750	354	100.00	620
07/01/07	1	315,674.88	0.19%	6.375	355	100.00	738
09/01/07	2	271,193.85	0.16%	8.924	357	100.00	693
10/01/07	25	3,396,522.48	2.07%	7.710	358	99.79	671
11/01/07	164	25,510,418.12	15.51%	7.526	359	99.54	660
12/01/07	2	465,000.00	0.28%	6.875	360	100.00	668
10/01/09	3	301,614.52	0.18%	7.012	358	100.00	702
11/01/09	11	1,951,723.40	1.19%	7.385	359	99.90	691
Total	**1,073**	**164,458,443.32**	**100.00%**	**7.532**	**359**	**99.50**	**660**

Initial Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$200,999,837	$31,982	$700,000
Average Scheduled Principal Balance	$218,241		
Number of Mortgage Loans	921		
Weighted Average Gross Coupon	7.420%	5.625%	9.750%
Weighted Average FICO Score	671	554	808
Weighted Average Combined Original LTV	99.91%	53.33%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	358 months	178 months	360 months
Weighted Average Seasoning	1 month	0 months	9 months
Weighted Average Gross Margin	5.725%	3.875%	7.500%
Weighted Average Minimum Interest Rate	7.368%	5.625%	9.625%
Weighted Average Maximum Interest Rate	13.368%	11.625%	15.625%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	25 months	20 months	59 months
Maturity Date		Oct 1, 2019	Dec 1, 2034
Maximum Zip Code Concentration	0.71%	90650	
ARM	89.48%		
Fixed Rate	10.52%		
2/28 6 Mo LIBOR ARM	29.29%		
3/27 6 Mo LIBOR ARM	6.35%		
5/25 6 Mo LIBOR ARM	1.28%		
5YR IO 2/28 6 Mo LIBOR ARM	44.29%		
5YR IO 3/27 6 Mo LIBOR ARM	7.60%		
5YR IO 5/25 6 Mo LIBOR ARM	0.67%		
Fixed Rate	9.29%		
Fixed Rate 5Yr IO	1.22%		
Interest Only	53.78%		
Not Interest Only	46.22%		
Prepay Penalty: 0 months	20.97%		
Prepay Penalty: 12 months	7.36%		
Prepay Penalty: 24 months	52.15%		
Prepay Penalty: 36 months	19.46%		
Prepay Penalty: 48 months	0.06%		

First Lien	100.00%
Full Documentation	57.65%
Limited Income Verification	0.88%
No Income Verification	0.74%
Stated Plus Documentation	40.73%
Cash Out Refinance	12.07%
Purchase	86.47%
Rate/Term Refinance	1.46%
2 Units	6.17%
Condominium	7.50%
PUD	13.08%
Single Family	73.26%
Primary	100.00%
Top 5 States:	
California	37.98%
New York	5.73%
Florida	5.10%
Illinois	5.08%
Ohio	4.54%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	29	1,294,885.92	0.64%	8.202	341	98.31	654
50,000.01 - 100,000.00	181	14,046,537.02	6.99%	7.979	356	99.77	653
100,000.01 - 150,000.00	207	25,804,214.15	12.84%	7.730	358	99.92	650
150,000.01 - 200,000.00	128	22,153,762.89	11.02%	7.530	359	99.75	663
200,000.01 - 250,000.00	66	14,844,746.74	7.39%	7.287	356	100.50	665
250,000.01 - 300,000.00	60	16,376,610.14	8.15%	7.228	359	100.55	677
300,000.01 - 350,000.00	49	16,161,677.48	8.04%	7.264	359	99.87	669
350,000.01 - 400,000.00	76	28,382,371.18	14.12%	7.324	359	99.47	668
400,000.01 - 450,000.00	45	19,198,538.60	9.55%	7.270	359	100.03	677
450,000.01 - 500,000.00	33	15,644,832.49	7.78%	7.389	359	99.82	672
500,000.01 - 550,000.00	23	12,107,442.53	6.02%	7.342	359	100.00	692
550,000.01 - 600,000.00	9	5,144,969.61	2.56%	7.068	359	100.00	692
600,000.01 - 650,000.00	7	4,428,298.20	2.20%	6.991	359	99.66	715
650,000.01 - 700,000.00	8	5,410,950.00	2.69%	7.236	359	100.00	737
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,261,228.68	0.63%	5.805	358	93.61	675
6.000 - 6.499	22	5,785,655.19	2.88%	6.313	359	100.38	697
6.500 - 6.999	175	51,990,832.27	25.87%	6.790	359	100.23	694
7.000 - 7.499	222	53,817,154.75	26.77%	7.213	357	99.98	680
7.500 - 7.999	242	50,648,631.28	25.20%	7.693	359	99.75	660
8.000 - 8.499	143	21,802,178.71	10.85%	8.185	357	99.75	642
8.500 - 8.999	84	12,139,856.96	6.04%	8.685	358	99.66	625
9.000 - 9.499	22	2,897,622.44	1.44%	9.154	359	100.00	626
9.500 - 9.999	7	656,676.67	0.33%	9.540	359	100.00	621
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	2	205,046.59	0.10%	7.924	359	93.41	561
600-624	209	33,527,658.03	16.68%	8.018	359	98.16	612
625-649	195	39,223,042.76	19.51%	7.679	359	100.24	639
650-674	190	41,851,059.89	20.82%	7.343	357	100.32	661
675-699	147	39,086,929.89	19.45%	7.140	359	100.19	686
700+	178	47,106,099.79	23.44%	7.076	358	100.32	736
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50.00- 54.99	1	160,000.00	0.08%	5.990	359	53.33	602
80.00	2	97,099.40	0.05%	6.931	358	80.00	610
85.00- 89.99	1	90,046.59	0.04%	8.625	359	85.00	554
90.00- 94.99	14	3,253,579.78	1.62%	7.607	359	94.64	611
95.00- 99.99	94	19,131,822.02	9.52%	7.365	358	97.59	650
100.00	708	158,599,715.90	78.91%	7.458	358	100.00	673
100.01+	101	19,667,573.26	9.78%	7.142	359	102.89	686
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	8	705,374.54	0.35%	7.523	179	99.66	686
360	913	200,294,462.41	99.65%	7.419	359	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	8	705,374.54	0.35%	7.523	179	99.66	686
301-360	913	200,294,462.41	99.65%	7.419	359	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	12	2,511,093.36	1.25%	7.072	356	99.76	696
20.01 -25.00	24	3,213,819.70	1.60%	7.579	357	96.93	650
25.01 -30.00	48	8,283,431.43	4.12%	7.528	356	99.87	659
30.01 -35.00	69	13,126,682.91	6.53%	7.425	359	99.84	676
35.01 -40.00	128	25,057,269.49	12.47%	7.462	358	99.88	667
40.01 -45.00	207	51,112,133.36	25.43%	7.410	358	100.10	677
45.01 -50.00	273	68,445,229.23	34.05%	7.327	358	100.17	677
50.01 -55.00	160	29,250,177.47	14.55%	7.596	359	99.39	650
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	773	179,863,304.91	89.48%	7.368	359	99.91	672
Fixed Rate	148	21,136,532.04	10.52%	7.862	353	99.95	661
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	349	58,871,890.57	29.29%	7.429	359	100.27	664
3/27 6 Mo LIBOR ARM	67	12,769,096.40	6.35%	7.464	359	100.28	667
5/25 6 Mo LIBOR ARM	11	2,580,712.06	1.28%	7.127	359	101.76	700
5YR IO 2/28 6 Mo LIBOR ARM	279	89,017,068.82	44.29%	7.320	359	99.65	677
5YR IO 3/27 6 Mo LIBOR ARM	62	15,269,887.06	7.60%	7.363	359	99.45	670
5YR IO 5/25 6 Mo LIBOR ARM	5	1,354,650.00	0.67%	7.466	359	99.56	660
Fixed Rate	138	18,677,167.83	9.29%	7.884	353	100.04	660
Fixed Rate 5Yr IO	10	2,459,364.21	1.22%	7.696	353	99.25	666
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	356	108,100,970.09	53.78%	7.336	359	99.61	676
Not Interest Only	565	92,898,866.86	46.22%	7.517	358	100.27	665
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	196	42,142,660.09	20.97%	7.555	358	99.68	668
Prepay Penalty: 12 months	46	14,798,837.15	7.36%	7.390	359	99.84	699
Prepay Penalty: 24 months	463	104,825,733.13	52.15%	7.377	359	99.99	671
Prepay Penalty: 36 months	215	39,113,238.41	19.46%	7.404	357	100.00	663
Prepay Penalty: 48 months	1	119,368.17	0.06%	5.625	351	95.00	715
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	921	200,999,836.95	100.00%	7.420	358	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	659	115,881,666.98	57.65%	7.506	358	99.92	658
Limited Income Verification	10	1,767,096.02	0.88%	7.720	354	99.63	675
No Income Verification	8	1,480,042.47	0.74%	8.666	357	100.00	677
Stated Plus Documentation	244	81,871,031.48	40.73%	7.268	359	99.91	689
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	123	24,262,968.07	12.07%	7.737	355	98.54	645
Purchase	785	173,798,660.59	86.47%	7.370	359	100.11	675
Rate/Term Refinance	13	2,938,208.29	1.46%	7.736	358	99.57	642
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	40	12,396,361.94	6.17%	7.302	359	99.68	681
Condominium	66	15,074,597.34	7.50%	7.565	357	100.15	667
PUD	115	26,281,246.29	13.08%	7.477	359	100.10	674
Single Family	700	147,247,631.38	73.26%	7.404	358	99.87	670
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	921	200,999,836.95	100.00%	7.420	358	99.91	671
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	11	1,384,647.81	0.69%	7.887	359	99.64	639
Arizona	9	1,789,184.98	0.89%	7.839	359	99.13	636
Arkansas	2	252,136.27	0.13%	7.408	359	100.00	665
California	211	76,348,666.14	37.98%	7.141	359	100.11	687
Colorado	7	1,903,996.20	0.95%	7.121	359	99.61	703
Connecticut	1	279,802.38	0.14%	7.750	359	100.00	643
District of Columbia	1	370,000.00	0.18%	7.250	359	100.00	707
Florida	57	10,249,855.90	5.10%	7.621	359	100.04	672
Georgia	37	6,942,156.29	3.45%	7.425	359	99.90	669
Idaho	1	137,264.20	0.07%	7.000	359	100.00	658
Illinois	54	10,213,118.89	5.08%	7.571	357	99.60	665
Indiana	23	1,957,315.01	0.97%	8.013	359	99.86	635
Iowa	11	1,194,091.07	0.59%	7.852	358	99.64	651
Kansas	3	285,195.92	0.14%	7.831	358	100.00	636
Kentucky	20	2,852,234.07	1.42%	7.382	354	99.99	644
Louisiana	10	1,121,532.45	0.56%	7.373	359	99.12	641
Maine	6	871,328.70	0.43%	7.494	359	100.38	678
Maryland	23	6,004,719.44	2.99%	7.770	359	101.36	665
Massachusetts	6	1,979,623.04	0.98%	7.432	359	98.86	681
Michigan	50	8,251,050.78	4.11%	7.461	359	99.10	658
Minnesota	27	6,371,912.30	3.17%	7.268	359	99.86	667
Missouri	22	2,961,914.50	1.47%	7.907	359	99.24	631
Nebraska	1	131,744.57	0.07%	7.625	359	103.00	670
Nevada	8	1,336,933.16	0.67%	7.074	359	98.87	675
New Hampshire	2	318,658.53	0.16%	8.139	359	100.00	670
New Jersey	17	5,723,629.57	2.85%	7.534	355	98.94	653
New Mexico	2	302,105.68	0.15%	7.318	359	100.00	785
New York	42	11,518,400.16	5.73%	7.757	359	99.58	664
North Carolina	33	4,513,086.04	2.25%	7.449	359	99.85	655
Ohio	82	9,130,020.70	4.54%	7.744	359	99.98	648
Oklahoma	2	128,822.69	0.06%	8.158	358	96.94	643
Oregon	4	938,228.77	0.47%	7.477	359	100.00	683
Pennsylvania	17	1,691,245.00	0.84%	7.876	354	100.07	653
Rhode Island	4	1,218,686.02	0.61%	6.588	359	100.00	695
South Carolina	12	2,063,949.70	1.03%	7.376	359	100.20	666
Tennessee	12	1,687,664.32	0.84%	7.401	359	100.08	640
Texas	60	8,799,073.64	4.38%	7.684	356	100.03	671
Utah	6	1,853,438.82	0.92%	7.431	359	100.04	654
Virginia	10	3,101,245.76	1.54%	8.150	359	101.00	642
Washington	6	1,517,339.69	0.75%	7.279	333	100.17	663
West Virginia	1	115,426.34	0.06%	8.250	359	100.00	638
Wisconsin	7	1,045,322.50	0.52%	7.840	359	96.25	634
Wyoming	1	143,068.95	0.07%	7.750	359	103.00	643
Total	**921**	**200,999,836.95**	**100.00%**	**7.420**	**358**	**99.91**	**671**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	160,000.00	0.09%	5.990	359	53.33	602
4.000 - 4.499	2	329,428.00	0.18%	6.200	359	96.99	636
4.500 - 4.999	1	47,499.40	0.03%	7.250	356	80.00	610
5.000 - 5.499	189	59,212,904.06	32.92%	6.840	359	100.23	704
5.500 - 5.999	275	65,625,399.68	36.49%	7.329	359	100.06	664
6.000 - 6.499	171	35,539,443.51	19.76%	7.764	359	99.58	653
6.500 - 6.999	103	14,500,491.94	8.06%	8.275	359	99.43	643
7.000 - 7.499	27	4,110,684.22	2.29%	8.956	359	99.63	617
7.500 - 7.999	4	337,454.10	0.19%	9.156	359	100.00	613
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,261,228.68	0.70%	5.805	358	93.61	675
6.000 - 6.499	22	5,785,655.19	3.22%	6.313	359	100.38	697
6.500 - 6.999	171	50,905,628.46	28.30%	6.786	359	100.23	694
7.000 - 7.499	202	50,104,295.61	27.86%	7.215	359	99.97	681
7.500 - 7.999	190	41,939,371.03	23.32%	7.680	359	99.71	658
8.000 - 8.499	104	17,316,817.36	9.63%	8.184	359	99.72	641
8.500 - 8.999	60	9,655,911.69	5.37%	8.688	359	99.57	623
9.000 - 9.499	16	2,494,974.88	1.39%	9.151	359	100.00	628
9.500 - 9.999	4	399,422.01	0.22%	9.535	359	100.00	622
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	4	1,261,228.68	0.70%	5.805	358	93.61	675
12.000 -12.499	22	5,785,655.19	3.22%	6.313	359	100.38	697
12.500 -12.999	171	50,905,628.46	28.30%	6.786	359	100.23	694
13.000 -13.499	202	50,104,295.61	27.86%	7.215	359	99.97	681
13.500 -13.999	190	41,939,371.03	23.32%	7.680	359	99.71	658
14.000 -14.499	104	17,316,817.36	9.63%	8.184	359	99.72	641
14.500 -14.999	60	9,655,911.69	5.37%	8.688	359	99.57	623
15.000 -15.499	16	2,494,974.88	1.39%	9.151	359	100.00	628
15.500 -15.999	4	399,422.01	0.22%	9.535	359	100.00	622
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	773	179,863,304.91	100.00%	7.368	359	99.91	672
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	773	179,863,304.91	100.00%	7.368	359	99.91	672
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/06	1	47,499.40	0.03%	7.250	356	80.00	610
09/01/06	9	1,938,218.75	1.08%	7.829	357	100.43	664
10/01/06	88	18,800,485.74	10.45%	7.409	358	100.02	673
11/01/06	529	126,985,755.50	70.60%	7.349	359	99.87	672
12/01/06	1	117,000.00	0.07%	7.750	360	100.00	620
03/01/07	1	119,368.17	0.07%	5.625	351	95.00	715
08/01/07	1	409,070.35	0.23%	8.875	356	100.00	613
09/01/07	2	550,000.00	0.31%	8.199	357	100.00	673
10/01/07	14	3,340,351.66	1.86%	7.450	358	100.33	652
11/01/07	110	23,515,193.28	13.07%	7.370	359	99.77	672
12/01/07	1	105,000.00	0.06%	7.000	360	100.00	655
10/01/09	1	179,950.58	0.10%	7.375	358	103.00	647
11/01/09	15	3,755,411.48	2.09%	7.238	359	100.91	688
Total	**773**	**179,863,304.91**	**100.00%**	**7.368**	**359**	**99.91**	**672**